Exhibit 99.1

Operational Excellence. Financial Discipline.

Annual Report

2015

TSX: K

Toronto Stock Exchange

NYSE: KGC

New York Stock Exchange

Kinross is a global gold mining company with exceptional and consistent operating results driven by a high performance culture. With ten mines in three core regions, our focus is delivering value based on the core principles of operational excellence, balance sheet strength and responsible mining.

Our Operations

Dvoinoye

Kupol Fort Knox

Kettle River-Buckhorn

Bald Mountain Toronto Round Mountain

Tasiast

Chirano

Paracatu Maricunga

Letter to Shareholders 1 2015 Achievements 4 Corporate Governance Highlights 6 Directors + Senior Leadership 6 Financial Summary 7 Financial Review 7 Cautionary Statement on Forward-Looking Information 74

All figures in U.S. dollars and from continuing operations. Endnotes can be found on page 77 of this report.

To Our Shareholders

Kinross delivered on a number of key fronts in 2015, responding strongly to the challenge of weaker gold markets during the year, while building a clear path to future value in 2016 and beyond.

We met our production and cost guidance for the fourth consecutive year, improving performance at our key mines through continuous improvement, minimizing the production impact of weather-related challenges at two sites, and reducing costs and capital expenditures across the Company. Despite lower gold prices, we generated positive cash flow and reduced debt while prioritizing balance sheet strength and financial flexibility. At the same time, we delivered disciplined growth, opportunistically acquiring assets in Nevada – one of the world’s best mining jurisdictions – which are expected to add new production, increase cash flow, and provide significant upside. We also continued to advance our internal high-quality opportunities for growth within a manageable capital framework.

As a result, we entered 2016 forecasting a year of record production and lower costs, with the financial strength to weather an uncertain gold market and pursue additional value-enhancing growth opportunities such as the Phase One Tasiast expansion.

Record production and lower costs forecast in 2016

We expect to improve on our excellent performance in 2015 with an even stronger year in 2016.

With the addition of new ounces from our Nevada acquisition, we forecast 1 record production of 2.7 to 2.9 million gold equivalent ounces, with production from the Americas region increasing by 7% to represent approximately 61% of our total.

J. Paul Rollinson

President and Chief Executive Officer

4

consecutive years

of meeting or outperforming guidance targets

2015 Highlights

§ Remained among world’s safest mining companies with record safety performance

§ Produced 2.6 million gold equivalent ounces (Au eq. oz.), at the high end of our guidance range, at an all-in sustaining cost (AISC) of $975 per ounce, at the low end of our guidance range

§ Lowest production cost of sales in four years at $696 per ounce

§ Ended year with $1 billion in cash while repaying $80 million in debt

§ Reduced corporate head count with expected savings of 20%, and reduced capital expenditures to $610 million, which was below our guidance

§ Acquired high-quality producing Nevada assets, increasing production and cash flow, and providing clear path to upside

§ Developed two-phased expansion concept to realize full potential of Tasiast orebody at a manageable capital cost in a volatile gold price environment

§ Completed pre-feasibility study at La Coipa showing positive economics, and added significantly to site’s mineral resource estimate

§ Contributed to 553 local community programs and events, reaching an estimated 777,000 beneficiaries

Kinross Gold 2015

Our 2016 AISC is expected to be lower, compared with 2015, at $890 to $990 per Au eq. oz., with production cost of sales also expected to be lower at $675 to $735 per Au eq. oz. Capital expenditures are expected to be $755 million, which includes an estimated $160 million in 2016 capex for Phase One of the Tasiast expansion project.

Delivering disciplined growth

Nevada acquisition

In January 2016, we completed the acquisition of 100% of the Bald Mountain gold mine and 50% of the Round Mountain gold mine in Nevada from Barrick Gold Corporation for $610 million in cash. These high-quality assets build on our platform in one of the world’s best mining jurisdictions and are expected to add an average of approximately 430,000 Au eq. oz. per year over the next three years while lowering our forecast overall costs and providing free cash flow.

Bald Mountain also encompasses a 600 sq. km highly prospective land package in Nevada’s Carlin Trend, one of the most prolific gold producing regions in the United States. In 2016, our exploration priority at Bald Mountain is converting a significant amount of existing estimated mineral resources to mineral reserves – just as we did in 2015 at Round Mountain, where we converted an estimated 440,000 ounces of mineral resources to mineral reserves, more than offsetting depletion and adding to estimated mine life at one of our most successful mining operations.

Tasiast expansion

Our two-phased approach to a mill expansion at Tasiast is designed to lower production costs and generate positive near-term cash flow at a manageable capital cost in Phase One, and then, in a potential Phase Two, to realize Tasiast’s full economic potential by adding additional grinding capacity to further increase production and reduce costs.

On March 30, 2016 we announced our decision to proceed with Phase One, which is expected to increase throughput from its current 8,000 tonnes per day (t/d) to 12,000 t/d, with estimated gold production of 409,000 ounces per year and annual production cost of sales of $535 per ounce. Preparation for construction is expected to begin immediately, with full production expected by the end of Q1 2018.

We also announced details of a pre-feasibility study on a potential Phase Two expansion based on installing additional mill throughput of 18,000 t/d for a total combined capacity of 30,000 t/d. Total capital expenditures have been significantly lowered compared with previous expansion study estimates, while expected benefits remain compelling, with a 30,000 t/d Tasiast expected to be the Company’s largest and lowest cost operation.

2016E Gold Equivalent Production 1, 2

2.7 – 2.9 million ounces

25%

14% 61%

Americas

West Africa

Russia

Kinross Gold 2015

Prioritizing balance sheet strength

We ended 2015 on a strong note, adding cash to our balance sheet and repaying debt, despite an average gold price which declined by $106 per ounce over the course of the year.

Following the close of our Nevada acquisition on January 11, 2016, and the close of our bought deal financing on March 4, 2016, Kinross had a robust liquidity position of approximately $2.2 billion, consisting of approximately $700 million in cash and cash equivalents, and $1.5 billion of available undrawn credit facilities.

Commitment to responsible mining and corporate governance

Kinross’ long history of co-operative relations with our operating communities is built on a strong commitment to health and safety, environmental responsibility, meaningful stakeholder consultation, and community partnerships. In 2015, we had 168,000 stakeholder interactions, including community members, government representatives, and non-profit organizations at our sites.

In 2015, we were named “Canada’s Most Sustainable Mining Company” by Maclean’s magazine, and received environmental and safety awards at a number of our sites. Kinross was also ranked as the top gold mining company, and second highest among all mining companies, in the Globe and Mail annual corporate governance survey.

Our value proposition

Based on our strong fundamentals of consistent operational performance, large gold production, financial strength, and relatively low-risk growth opportunities, we believe that Kinross presents a compelling value opportunity. Given our attractive trading metrics relative to our peers, we also believe that much of that fundamental value is yet to be realized in our share price.

Looking back at the past four years, we have consistently met or outperformed our production and cost guidance, significantly reduced our capital expenditures while continuing to invest in our operations, prioritized balance sheet strength, operated safely, and maintained strong relations with our host communities – all while producing over 10 million ounces of gold. Looking forward over the next four years, we expect to produce another 10 million ounces of gold, and intend to maintain the same high standards of operational dependability, capital discipline, financial strength, safety, and stakeholder engagement.

In closing, let me once again say “thank you” to our employees for consistently delivering on these commitments – and to our shareholders for your continued support.

J. Paul Rollinson

President and Chief Executive Officer Kinross Gold Corporation

OUR VALUES:

Putting people first

Outstanding corporate citizenship

High performance culture

Rigorous financial discipline

Kinross Gold 2015

2015 Achievements

Operations – Four years of meeting or outperforming production and cost targets $975

All-in sustaining cost 3 per Au eq. oz.

At the low end of 2015 guidance due to lower capital and operating costs.

2.6 MILLION

GOLD EQUIVALENT OUNCES PRODUCED (ATTRIBUTABLE) 2

At the high end of 2015 guidance due to near record production at Fort Knox and Round Mountain and increased throughput at Kupol-Dvoinoye.

743 720

696

0.93 0.56 2013 2014 2015

PRODUCTION COST OF SALES 3 ($ PER GOLD EQUIVALENT OUNCE)

At the low end of guidance and the lowest production cost of sales since 2011 due to favourable exchange rates, low oil prices and continuous improvement initiatives.

Financial

Capital

Expenditures $1.26b

$632m $610m

2013 2014 2015

Continued trend of reduced spending while achieving the right balance between disciplined capital allocation and investing in operations.

paid down

$80m

in debt bringing the four-year total of debt repayment to $700 million.

Cash & cash Undrawn equivalent credit $2.2b $700m facilities $1.5b

$2.2 BILLION

IN LIQUIDITY

Maintained balance sheet strength and financial flexibility, as liquidity position remained strong post-Nevada acquisition and bought deal financing in early 2016.

Strategic initiatives

ACQUIRED

Acquired quality Nevada assets – 100% of Bald Mountain and remaining 50% ownership of Round Mountain. Provides clear path to upside potential and expected to add production, lower overall costs and enhance credit metrics.

DEVELOPED

Developed two-phased expansion concept to realize full potential of Tasiast orebody at a manageable cost.

REDUCED

corporate head count to achieve

20%

in expected savings on overhead costs

Kinross Gold 2015

Health + safety

3 consecutiveyears

Completed the third consecutive year with zero fatalities among employees and contractors working at our operations and projects.

Corporate responsibility

777,000

BENEFICIARIES

We contributed to 553 local community programs, initiatives and events with approximately 777,000 beneficiaries from our local population base.

+168,000

stakeholder interactions

Our goal is to keep our neighbours informed about our activities through active engagement and dialogue. By listening to them, we can understand both their concerns and their vision for the development of their community.

Achieved best safety performance in Kinross history

97%

of workforce from host countries

Creating meaningful livelihoods for our employees is one of the most positive social impacts of our business. Local employment is an important objective and we are committed to using national workers in the countries where we operate.

100%

OF TAILINGS FACILITIES INSPECTED

Independent expert reviews conducted at all Kinross sites over the past two years as part of our tailings management standards. In 2015, we introduced a quarterly tailings scorecard to further strengthen our best-in-class standards.

Total Reportable Injury Frequency Rate

(Includes all employees and contractors for 200,000 hours worked)

0.93

0.56 0.43

0.38 0.33

2011 2012 2013 2014 2015

Continued company-wide trend of improved safety performance and remained among the top performers in the industry.

MORE THAN $2 billion

spent in-country

The majority of the direct and indirect economic value we generate through metal sales is spent in host countries through local purchasing, taxes and wages.

33%

Board diversity target

The Board of Directors achieved its diversity target with six men and three women on the Board in 2015.

Kinross Gold 2015

2015 Corporate Governance Highlights

§ The Board of Directors met nine times, eight of which were independent of management.

§ Kinross ranked 20th out of 234 Canadian companies in the Globe and Mail annual corporate governance survey. Kinross received a score of 92 out of 100 points and was the top ranked gold mining company and second highest among all mining companies.

§ Scored 135 out of 150 points on the Board Shareholder Confidence Index of the Clarkson Centre for Board Effectiveness.

§ Placed among the top 50 large cap companies in Canada on the Institutional Shareholder Services (ISS) Governance Quickscore ranking.

§ All directors, except the CEO, were independent and all committees were comprised solely of independent directors.

§ Achieved Board diversity target of 33% women directors.

Board of Directors

(left to right)

John E. Oliver, Independent Chair H John A. Brough, Corporate Director A, H

John K. Carrington*, Corporate Director CGN, CR John M.H. Huxley, Corporate Director A, CGN, H

Ave G. Lethbridge, Executive Vice-President and Chief Human Resources and Safety Officer, Toronto Hydro Corporation A, H

(second row)

Catherine McLeod-Seltzer, Non-Executive Chair and Director, Bear Creek Mining Corporation CGN, CR

Kelly J. Osborne, Corporate Director CGN, CR

Una M. Power, Corporate Director A, CR

J. Paul Rollinson, President and Chief Executive Officer

Senior Leadership Team

J. Paul Rollinson, President and Chief Executive Officer

Tony Giardini, Executive Vice-President and Chief Financial Officer Geoffrey P. Gold, Executive Vice-President, Corporate Development, External Affairs, and Chief Legal Officer Gina Jardine, Senior Vice-President, Human Resources

Warwick Morley-Jepson, Executive Vice-President and Chief Operating Officer

A Audit and Risk Committee

CGN Corporate Governance and Nominating Committee CR Corporate Responsibility and Technical Committee H Human Resources and Compensation Committee

On February 10, 2016, Kinross’ Board of Directors appointed Ian Atkinson to the position of Corporate Director. Mr. Atkinson serves on the Corporate Governance and Nominating Committee and the Corporate Responsibility and Technical Committee. Learn more about * Mr. John Carrington, who has been a Kinross Board member since 2005, has decided not to stand for re-election at the Kinross governance at Company’s next Annual Meeting of Shareholders on May 11, 2016. Kinross’ Board of Directors and management team would like to thank Mr. Carrington for his many contributions and his distinguished directorship on the Board. kinross.com/about/governance

Kinross Gold 2015

Financial Summary

(In millions except ounces, per share amounts, gold price and per ounce amounts)

2015 2014 2013 Revenue $ 3,052.2 $ 3,466.3 $ 3,779.5 Net cash flow of continuing operations provided from 831.6 858.1 796.6 operating activities Adjusted operating cash flow from continuing operations 3 786.6 1,023.8 1,171.8 Adjusted operating cash flow from continuing operations per share 3 0.69 0.89 1.03 Impairment charges 4 699.0 1,251.4 3,169.6 Net loss from continuing operations 4 (984.5) (1,400.0) (3,012.6) Net loss from continuing operations attributable to common shareholders 4 Basic (0.86) (1.22) (2.64) Diluted (0.86) (1.22) (2.64) Adjusted net earnings (loss) 3 from continuing operations (91.0) 131.1 321.2 Adjusted net earnings (loss) 3 from continuing operations per share (0.08) 0.11 0.28 Production cost of sales per equivalent ounce sold 3 696 720 743 All-in sustaining cost per gold equivalent ounce sold 3 975 973 1,082 Capital expenditures 610.0 631.8 1,262.4 Average realized gold price per ounce 1,159 1,263 1,402 Attributable gold equivalent ounces produced from 2,594,652 2,710,390 2,631,092 continuing operations 2

See endnotes on page 77 of this report.

Financial Review

Management’s Discussion and Analysis MDA 1 Management’s Responsibility for Financial Statements FS 1 Independent Auditors’ Report of Registered Public Accounting Firm FS 2 Consolidated Financial Statements and Notes FS 3 Mineral Reserve and Mineral Resource Statement 66 Summarized Five-Year Review 73 Kinross Share Trading Data 73

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

This management’s discussion and analysis (“MD&A”), prepared as of February 10, 2016, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2015 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation’s audited annual consolidated financial statements for the year ended December 31, 2015 and the notes thereto (the “financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation’s financial statements for 2015 and corresponding notes to the financial statements which are available on the Company’s web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2015, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in “Risk Analysis”. In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say “we”, “us”, “our”, the “Company” or “Kinross”, we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the “industry”, we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of dore, which is shipped to refineries for final processing. Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges. Volatility in the price of gold and silver impacts the Company’s revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company’s operating costs and capital expenditures.

Segment profile

Each of the Company’s significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31,
Operating Segments	Operator	Location	2015	2014
Fort Knox	Kinross	U.S.A.	100%	100%
Round Mountain(a)	Kinross	U.S.A.	50%	50%
Kettle River-Buckhorn	Kinross	U.S.A.	100%	100%
Kupol(b)	Kinross	Russian Federation	100%	100%
Paracatu	Kinross	Brazil	100%	100%
Maricunga	Kinross	Chile	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a)	On January 11, 2016, the Company acquired the remaining 50% interest in the Round Mountain mine from Barrick Gold Corporation (“Barrick”).

(b)	The Kupol segment includes the Kupol and Dvoinoye mines.

mda 1 Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Consolidated Financial and Operating Highlights

(in millions, except ounces, per share amounts and	Years ended December 31,			2015 vs. 2014		2014 vs. 2013
per ounce amounts)	2015	2014	2013	Change	% Change	Change	% Change
Operating Highlights from Continuing Operations (d)
Total gold equivalent ounces (a)
Produced (c)	2,620,262	2,739,044	2,658,632	(118,782)	(4%)	80,412	3%
Sold (c)	2,634,867	2,743,398	2,697,093	(108,531)	(4%)	46,305	2%
Attributable gold equivalent ounces (a)
Produced (c)	2,594,652	2,710,390	2,631,092	(115,738)	(4%)	79,298	3%
Sold (c)	2,608,870	2,715,358	2,669,276	(106,488)	(4%)	46,082	2%
Financial Highlights from Continuing Operations(d)
Metal sales	$3,052.2	$3,466.3	$3,779.5	$(414.1)	(12%)	$(313.2)	(8%)
Production cost of sales	$1,834.8	$1,971.2	$2,004.4	$(136.4)	(7%)	$(33.2)	(2%)
Depreciation, depletion and amortization	$897.7	$874.7	$828.8	$23.0	3%	$45.9	6%
Impairment charges	$699.0	$1,251.4	$3,169.6	$(552.4)	(44%)	$(1,918.2)	(61%)
Operating loss	$(742.9)	$(1,027.2)	$(2,635.2)	$284.3	28%	$1,608.0	61%
Net loss attributable to common shareholders	$(984.5)	$(1,400.0)	$(3,012.6)	$415.5	30%	$1,612.6	54%
Basic loss per share attributable to common shareholders	$(0.86)	$(1.22)	$(2.64)	$0.36	30%	$1.42	54%
Diluted loss per share attributable to common shareholders	$(0.86)	$(1.22)	$(2.64)	$0.36	30%	$1.42	54%
Adjusted net earnings (loss) attributable to common shareholders(b)	$(91.0)	$131.1	$321.2	$(222.1)	(169%)	$(190.1)	(59%)
Adjusted net earnings (loss) per share (b)	$(0.08)	$0.11	$0.28	$(0.19)	(173%)	$(0.17)	(61%)
Net cash flow provided from operating activities	$831.6	$858.1	$796.6	$(26.5)	(3%)	$61.5	8%
Adjusted operating cash flow (b)	$786.6	$1,023.8	$1,171.8	$(237.2)	(23%)	$(148.0)	(13%)
Capital expenditures	$610.0	$631.8	$1,262.4	$(21.8)	(3%)	$(630.6)	(50%)
Average realized gold price per ounce	$1,159	$1,263	$1,402	$(104)	(8%)	$(139.0)	(10%)
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$696	$719	$743	$(23)	(3%)	$(24)	(3%)
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$696	$720	$743	$(24)	(3%)	$(23)	(3%)
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$684	$705	$703	$(21)	(3%)	$2	0%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$971	$965	$1,063	$6	1%	$(98)	(9%)
Attributable(a) all-in sustaining cost per equivalent ounce (c) sold (b)	$975	$973	$1,082	$2	0%	$(109)	(10%)
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,047	$1,072	$1,357	$(25)	(2%)	$(285)	(21%)
Attributable(a) all-in cost per equivalent ounce (c) sold (b)	$1,049	$1,077	$1,360	$(28)	(3%)	$(283)	(21%)

(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano(90%) production.

(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.

(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2015 was 73.92:1 (2014 - 66.29:1 and 2013 - 59.23:1).

(d)	On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte (“FDN”). As a result, FDN was reclassified as a discontinued operation. On December 17, 2014, the Company disposed of its interest in FDN.

mda 2 Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Consolidated Financial Performance

2015 vs. 2014

Kinross’ attributable production decreased by 4% compared with 2014, primarily due to lower production at Tasiast as a result of a decrease in ounces recovered from the dump leach pads and at Maricunga as a result of the extreme weather event that occurred in March 2015. In addition, production decreased at Kettle River-Buckhorn due to a decrease in grades and at Paracatu, largely due to lower mill throughput as a result of planned mine sequencing and lack of rainfall. These decreases were partially offset by higher production at Round Mountain largely due to improved heap leach performance and at Fort Knox due to higher mill grades.

During 2015, metal sales declined by 12% compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold. The average realized gold price decreased to $1,159 per ounce in 2015 from $1,263 per ounce in 2014. Gold equivalent ounces sold in 2015 decreased to 2,634,867 ounces compared with 2,743,398 ounces in 2014, primarily due to the decrease in gold equivalent ounces produced as described above.

Production cost of sales decreased by 7% compared with 2014, primarily due to the decrease in gold equivalent ounces sold, lower energy costs and favourable foreign exchange movements. The decrease in costs also resulted in a 3% decrease in attributable production cost of sales per equivalent ounce sold compared with 2014.

During 2015, depreciation, depletion and amortization increased by 3% compared with 2014, primarily due to increases in the depreciable asset base at Round Mountain, the Kupol segment, Tasiast, Fort Knox and Chirano. These increases were partially offset by decreases in the depreciable asset base and gold equivalent ounces sold at Kettle River-Buckhorn.

As at December 31, 2015, upon completion of its annual assessment of the carrying value of its Cash Generating Units (“CGUs”), the Company recorded an after-tax impairment charge of $430.2 million as a result of a reduction in the Company’s short-term and long-term gold price forecast. The impairment charge was entirely related to property plant and equipment and included a charge of $240.2 million at Fort Knox, $147.0 million at Tasiast and $43.0 million at Round Mountain. The impairment charge at Fort Knox is net of a tax recovery of $9.3 million. In addition, during 2015, the Company recognized impairment charges of $259.5 million related to inventory and other assets. During 2014, the Company recorded after-tax impairment charges of $932.2 million, comprising goodwill impairment of $145.3 million and property plant and equipment impairment of $786.9 million. The Company also recorded inventory impairment charges of $167.6 million in 2014.

The operating loss decreased to $742.9 million in 2015 from $1,027.2 million in 2014. The change was primarily due to the decrease in impairment charges, partially offset by lower metal sales.

During 2015, net loss from continuing operations attributable to common shareholders was $984.5 million, or $0.86 per share, compared with $1,400.0 million, or $1.22 per share, in 2014. The change was primarily a result of the decrease in operating loss as described above. In addition, at December 31, 2014, an impairment charge of $156.6 million related to the Company’s investment in Cerro Casale was recorded in other income (expense). These decreases were partially offset by an increase in income tax expense. During 2015, the Company recorded a tax expense of $141.7 million compared with $109.7 million in 2014. The $141.7 million tax expense in 2015 included a $30.3 million recovery due to impairment charges and $132.9 million of expense due to re- measurements of deferred tax assets and liabilities, as a result of significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $109.7 million tax expense in 2014 included a $137.8 million recovery due to impairment charges and $145.5 million of expense due to re-measurements of deferred tax assets and liabilities as a result of income tax reforms enacted in Chile and significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. In addition, tax expense increased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.

Adjusted net loss attributable to common shareholders was $91.0 million, or $0.08 per share, for 2015 compared with adjusted net earnings attributable to common shareholders of $131.1 million, or $0.11 per share, in 2014. The decrease in adjusted net earnings was primarily due to the decrease in margins (metal sales less production cost of sales).

During 2015, net cash flow provided from operating activities decreased by 3% compared with 2014. The decrease in cash flows was primarily the result of the decrease in metal sales, partially offset by favourable working capital changes and lower production costs.

Adjusted operating cash flow decreased to $786.6 million in 2015 compared with $1,023.8 million in 2014, primarily due to the decrease in metal sales.

mda 3 Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Capital expenditures decreased by 3% in 2015 compared with 2014, primarily due to reduced spending at Kupol and at Tasiast, partially offset by increased spending at Fort Knox.

Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased slightly compared with 2014, mainly due to the decrease in attributable ounces sold and an increase in sustaining capital expenditures, largely offset by lower production costs as described above.

Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis decreased compared with 2014, primarily due to a decrease in non-sustaining capital expenditures at Tasiast, Chirano and the Kupol segment.

2014 vs. 2013

During 2014, Kinross’ attributable production increased by 3% compared with 2013, primarily due to increases in production from the Kupol segment as a result of processing higher grade ore from Dvoinoye and at Maricunga as a result of improved heap leach performance and increased efficiency of the Adsorption, Desorption and Recovery (“ADR”) plant, partially offset by a decrease in production as a result of the suspension of mining at La Coipa in October 2013.

Metal sales decreased to $3,466.3 million in 2014 from $3,779.5 million in 2013 due to a decrease in metal prices realized, partially offset by higher gold equivalent ounces sold. The average realized gold price decreased to $1,263 per ounce in 2014 from $1,402 per ounce in 2013.

Production cost of sales decreased by 2% compared with 2013, primarily due to the impact of the suspension of mining at La Coipa and lower production costs at Chirano as a result of the transition to owner mining and reduced power costs. These decreases were partially offset by an increase in gold equivalent ounces sold from the Kupol segment as a result of Dvoinoye commencing commercial production in October 2013 and higher costs at Fort Knox as a result of mining lower grade ore.

Depreciation, depletion and amortization increased by 6% in 2014 compared with 2013, primarily due to increases in the depreciable asset base and gold equivalent ounces sold from the Kupol segment as a result of Dvoinoye commencing commercial production and an increase in the depreciable asset base and a reduction in mineral reserves at Paracatu. These increases were partially offset by the impact of the suspension of mining at La Coipa and decreases in the depreciable asset base at Tasiast and Maricunga.

As at December 31, 2014, the Company recorded an after-tax impairment charge of $932.2 million, upon completion of its annual assessment of the carrying value of its CGUs. The impairment charge included goodwill impairment of $145.3 million and property plant and equipment impairment of $786.9 million. The property plant and equipment impairment included $342.5 million for Tasiast, $213.8 million for Chirano and $230.6 million for other CGUs, net of a tax recovery of $127.9 million and non-controlling interest of $23.7 million. The Company also recorded inventory impairment charges of $167.6 million in 2014 and $177.6 million in 2013. During 2013, the Company recorded after-tax impairment charges aggregating $2,834.1 million, comprised of $1,334.7 million for Tasiast, $573.6 million for Maricunga, and $925.8 million for other CGUs, net of a tax recovery of $157.9 million.

During 2014, the operating loss decreased to $1,027.2 million compared with an operating loss of $2,635.2 million in 2013. The change was primarily due to decreases in impairment charges and exploration and business development costs, partially offset by a decrease in metal sales and an increase in depreciation, depletion and amortization.

Net loss from continuing operations attributable to common shareholders in 2014 was $1,400.0 million, or $1.22 per share, compared with $3,012.6 million, or $2.64 per share, in 2013. The decrease was primarily a result of the change in operating loss as described above. In addition, at December 31, 2014, an impairment charge of $156.6 million related to the Company’s investment in Cerro Casale was recorded in other income (expense). During 2013, the Company recognized an impairment charge of $219.0 million related to its investment in Cerro Casale. These decreases were partially offset by an increase in income tax expense. The Company recorded a tax expense of $109.7 million in 2014 compared with $72.4 million in 2013. The $109.7 million tax expense in 2014 included a $137.8 million recovery due to impairment charges and $145.5 million of expense due to re-measurements of deferred tax assets and liabilities as a result of income tax reforms enacted in Chile and significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $72.4 million tax expense in 2013 included a $174.6 million recovery due to a re-measurement of deferred tax liabilities in respect of impairment charges. Excluding the impact of items that are not reflective of the underlying operating performance of our business, the Company’s adjusted effective tax rate for 2014 was 48.8%, compared with an adjusted effective tax rate of 34.8% for 2013. The increase in the Company’s adjusted effective tax rate for 2014, compared with 2013, was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.

mda 4 Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Adjusted net earnings attributable to common shareholders was $131.1 million, or $0.11 per share, for 2014 compared with $321.2 million, or $0.28 per share, in 2013. The decrease in adjusted net earnings attributable to common shareholders was primarily due to the decrease in metal sales.

Net cash flow provided from operating activities increased by 8% compared with 2013, primarily due to more favourable working capital changes and lower exploration and business development costs, partially offset by the decrease in metal sales.

During 2014, adjusted operating cash flow decreased to $1,023.8 million compared with $1,171.8 million in 2013, primarily due to the decrease in margins, partially offset by lower exploration and business development costs.

Capital expenditures decreased to $631.8 million compared with $1,262.4 million in 2013, primarily due to reduced spending at Tasiast, Chirano and Fort Knox.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold and per ounce sold on a by-product basis decreased in 2014 compared with 2013, primarily due to a decrease in both sustaining and non-sustaining capital expenditures and exploration and business development costs.

Mineral Reserves1

Kinross’ total estimated proven and probable gold reserves at year-end 2015 were approximately 34.0 million ounces, which include estimated gold reserves from the January 2016 acquisition of the Bald Mountain gold mine (“Bald Mountain”) and the remaining 50% interest in the Round Mountain gold mine. The slight decrease of 0.4 million ounces in estimated gold reserves compared to year-end 2014 was mainly a result of depletion across the Company’s portfolio and revised pit designs at Maricunga. This was offset in part by the January 2016 acquisition of assets in Nevada, which added 1.8 million gold ounces, including a net increase of 91 thousand gold ounces at Round Mountain on a 100% basis, and the net addition of 0.21 million estimated gold ounces at Chirano, as gold ounces from Akoti were upgraded into mineral reserves.

Proven and probable silver reserves at year-end 2015 were estimated at approximately 41.0 million ounces, a net decrease of 3.0 million ounces compared with year-end 2014, primarily due to production depletion.

Proven and probable copper reserves at year-end 2015, which are exclusively at Cerro Casale, were estimated at approximately 1.4 billion pounds, unchanged from year-end 2014.

1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company’s news release filed with Canadian and U.S. regulators on February 10, 2016.

mda 5 Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

2. IMPACT OF KEY ECONOMIC TRENDS

Price of Gold

Source: London Bullion Marketing Association London PM Fix, Bloomberg, GFMS, Company records

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2015, the price of gold fluctuated between a high of $1,296 per ounce in January to a low of $1,049 per ounce in December. The average price for the year based on the London Bullion Market Association PM Fix was $1,160 per ounce, a $106 per ounce decrease over the 2014 average price of $1,266 per ounce. The major influences on the gold price included the strengthening of the U.S. dollar with the U.S Federal Reserve beginning to normalize monetary policy, volatility in global financial markets and concerns over the global economy.

mda 6 Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Source: London Bullion Marketing Association London PM Fix

During 2015, the Company realized an average gold price of $1,159 per ounce compared to the average PM Fix of $1,160 per ounce.

mda 7 Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Gold Supply and Demand Fundamentals

Gold Supply
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Tonnes
2011
2012
2013
2014
2015E
Mine production
Recycled gold
Producer hedging

Source: GFMS Gold Survey 2015 Q4 Update

Total gold supply decreased by approximately 2.3% in 2015 relative to 2014, largely due to a reduction in producer hedging. Global gold mine production and supply of recycled gold was relatively unchanged during the year. Mine production and recycled gold remain the dominant sources of gold supply, and in 2015 they represented approximately 73% and 27% of total supply, respectively. Macroeconomic factors, global central bank monetary policy and geo-political events were the main drivers of lower gold prices in 2015. Central banks have not been a source of supply to the market, but have rather been net buyers, as noted below.

mda 8 Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Gold Demand
5,500
4,500
3,500
2,500
1,500
500
-500
Tonnes
2011
2012
2013
2014
2015E
Fabrication/jewelry
Official sector purchases
Bar hoarding
Producer dehedging
Net investment

Source: GFMS 2015 Gold Survey Q4 Update

Overall demand decreased by 2.2% in 2015 relative to 2014. Fabrication demand is estimated to have decreased by 3.2% in 2015 relative to 2014 despite lower gold prices, mainly due to disappointing demand in China, partially offset by continued growth in India. Bar hoarding decreased by approximately 3.9% in 2015, due to lower buying levels in key Asian markets during the year. Central banks continued to be buyers in 2015, increasing net purchases by 3.4% during the year.

mda 9 Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Inflationary Cost Pressures

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have continued to experience lower fuel costs in 2015, reflecting global oil and fuel price decreases that have occurred since the second half of 2014. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

mda 10 Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Currency Fluctuations

Source: Bloomberg

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to high market volatility over the course of the year. Approximately 65% of the Company’s expected attributable production in 2016 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

mda 11 Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

3.      OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 10 – Risk Analysis.

Operational Outlook

In 2016, Kinross expects to produce 2.7 to 2.9 million gold equivalent ounces from its operations, compared with the 2015 production of 2.59 million gold equivalent ounces. The forecast increase is mainly a result of the acquisition of Bald Mountain and the remaining 50% interest in Round Mountain that the Company did not already own, partially offset by grade reductions at Kupol and Chirano, and the expected closure of Kettle River-Buckhorn in the third quarter of 2016. Production guidance also takes into consideration the potential for a temporary curtailment of mill operations at Paracatu due to a lack of rainfall in southcentral Brazil. Based on the significant amount of rain already received in January 2016, the Company does not expect a curtailment in the first half of 2016. Production in the second half of 2016 is expected to be higher compared with the first half of 2016 due mainly to mine sequencing at Tasiast and the seasonal impact on the heap leach at Fort Knox, Bald Mountain and Round Mountain. The lower production during the first half of 2016 is expected to have a corresponding impact on cost guidance.

Production cost of sales per gold equivalent ounce sold is expected to be in the range of $675 to $735 for 2016, continuing the reduction experienced in 2015, largely as a result of favourable currency and oil movements.

The Company has forecast an all-in sustaining cost for 2016 of $890 to $990 per gold equivalent ounce sold, and per ounce sold on a by-product basis, which is lower than the 2015 guidance.

Material assumptions used to forecast 2016 production costs are: a gold price of $1,100 per ounce, a silver price of $15 per ounce, an oil price of $55 per barrel, and foreign exchange rates of 3.75 Brazilian real to the U.S. dollar, 1.25 Canadian dollar to the U.S. dollar, 55 Russian roubles to the U.S. dollar, 650 Chilean pesos to the U.S. dollar, 4.00 Ghanaian cedi to the U.S. dollar, 300 Mauritanian ouguiya to the U.S. dollar, and 1.10 U.S. dollars to the Euro. Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on our production cost of sales per ounce, and specific to the Russian rouble and Brazilian real, a 10% change in the exchange rates would be expected to result in an impact of approximately $14 and $24 on the Russian and Brazilian production cost of sales per ounce, respectively. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our production cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $3 impact on our production cost of sales per ounce as a result of a change in royalties.

Total capital expenditures for 2016 are forecast to be approximately $595 million (including estimated capitalized interest of approximately $25 million). Of this amount, sustaining capital expenditures are expected to be approximately $430 million.

The 2016 forecast for exploration expenditures is approximately $70 million, none of which is expected to be capitalized. 2016 overhead (general and administrative and business development expenses) is expected to be approximately $165 million or 20% less than last year’s overhead guidance.

Other operating costs are forecast to be approximately $45 million, which includes $15 million for care and maintenance at La Coipa and Kettle River-Buckhorn, as well as an estimated $10 million for closing costs associated with the acquisition of assets in Nevada.

Based on the Company’s assumed metal price, oil price and foreign exchange rates, income tax expenses are expected to be $nil and taxes paid (net of recoveries) are expected to be approximately $75 million, with both increasing at 23% of any profit resulting from changes in those underlying assumptions.

Depreciation, depletion and amortization is forecast to be approximately $375 per gold equivalent ounce sold.

mda 12
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2015

4.     PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast expansion update

Kinross is finalizing studies on a two-phased expansion plan to realize Tasiast’s significant growth potential in the current gold price environment. The two-phased expansion is expected to leverage existing mill infrastructure to optimize the current operation in the near term and lower overall capital costs compared with earlier project forecasts.

Phase One of the potential expansion contemplates adding incremental grinding capacity to the operation’s existing comminution circuit to increase mill throughput from the current 8,000 tonnes per day (“tpd”) to 12,000 tpd. Phase Two contemplates further increasing throughput capacity with the installation of additional milling, leaching, thickening and refinery capacity.

The Company expects to complete and provide results of the Phase One feasibility study and the Phase Two pre-feasibility study in late March 2016. The studies are progressing well, as the Company continues to focus on optimizing the potential expansion plan and reducing capital costs. Any potential go-forward decision on the expansion will depend on a range of factors, including the gold price environment and projections, expected economic returns and various technical and other considerations.

Kinross is also continuing to optimize the current Tasiast operation to reduce costs. During the fourth quarter of 2015, the Company upgraded the tertiary crushing circuit, automated the secondary crusher feed, optimized grinding media, and completed a comprehensive upgrade of conveyors. These improvements resulted in increased average throughput of 7,500 tpd in the fourth quarter of 2015, compared with 6,800 tpd in the third quarter of 2015.

Russia projects update

The Company has completed a pre-feasibility study and is advancing the development of the Moroshka project, located approximately four kilometres east of Kupol and within the Kupol licence area. The Company expects to commence mining in 2018 to process ore in the Kupol mill.

At the September Northeast target, located approximately 15 kilometres northwest of the Dvoinoye mine, material is currently being fast tracked to production, expected in late 2017, through a trial mining of bulk samples approved under terms of the exploration license.

Recent transactions

Acquisition of Bald Mountain and remaining 50% interest in Round Mountain

On November 12, 2015, the Company announced that it had entered into a definitive asset purchase agreement with Barrick to acquire 100% of Bald Mountain, which includes a large associated land package, and the remaining 50% interest in the Round Mountain gold mine for $610 million in cash, subject to a typical working capital adjustment. In addition to the purchase price, Barrick will receive a contingent 2% net smelter return royalty on future gold production from Kinross’ 100%-owned Bald Mountain lands that will come into effect following the post-closing production of 10 million ounces from such lands. Approximately 40% of the Bald Mountain land package is subject to a 50-50 exploration joint venture partnership between Kinross and Barrick, with Kinross as the operator. On January 11, 2016, the Company completed the transaction.

The acquisition, which will be accounted for as a business combination as at January 11, 2016, represents a strategic fit with the Company’s open-pit heap leach skill set and existing portfolio of operating assets, and enhances the production profile in the United States.

Bald Mountain update

Bald Mountain represents a high-quality brownfield opportunity and will be a key aspect of Kinross’ 2016 exploration program, with approximately $6.0 million of the exploration budget allocated for the site. The Company has established a new exploration team and initiated drilling to focus on upgrading and adding to the existing estimated mineral resource base. The immediate priority is within the footprint of the active mining areas in extensions to known deposits.

Drilling in the North area of the property will include the Top, Redbird and Saga deposits while geological reviews will be conducted for the South area deposits including Yankee, Vantage and Gator. Drilling in the South area will commence as soon as the permitting process is completed, which is expected in mid-2016. Both the North and South areas are 100% Kinross owned.

mda 13
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2015

At the Kinross-Barrick 50-50 joint venture area, the Company will perform a review of the site geoscience data in addition to completing targeted field work with the objective of developing geological models and generating new targets. The Company will also consider drilling some priority targets already identified by Barrick.

Other developments

Board of Directors update

The Board of Directors of Kinross has appointed Mr. Ian Atkinson as a Director. Mr. Atkinson has more than 40 years of experience in the mining industry and was most recently the President and Chief Executive Officer, and a Director, of Centerra Gold. Mr. Atkinson has contributed to the discovery of several major mineral deposits and been involved in a number of large global mining projects in his career, and has also held executive management positions with Hecla Mining Company and Battle Mountain Gold. Mr. Atkinson has extensive background in exploration, project development, and mergers and acquisitions.

Mr. John K. Carrington, who has been a Kinross Board member since 2005, has decided to retire and will not stand for re-election at the Company’s next annual meeting of shareholders on May 11, 2016.

Kinross appointed Ms. Ave G. Lethbridge and Mr. Kelly J. Osborne to its Board of Directors, upon their election by shareholders at the Kinross Annual and Special Meeting of Shareholders held on May 6, 2015.

mda 14
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2015

5.	CONSOLIDATED RESULTS OF OPERATIONS

	Years ended December 31,			2015 vs. 2014		2014 vs. 2013
(in millions, except ounces and per ounce amounts)	2015	2014	2013	Change	% Change	Change	% Change
Operating Statistics from Continuing Operations (c)
Total gold equivalent ounces (a)
Produced (b)	2,620,262	2,739,044	2,658,632	(118,782)	(4%)	80,412	3%
Sold (b)	2,634,867	2,743,398	2,697,093	(108,531)	(4%)	46,305	2%

Attributable gold equivalent ounces (a)
Produced (b)	2,594,652	2,710,390	2,631,092	(115,738)	(4%)	79,298	3%
Sold (b)	2,608,870	2,715,358	2,669,276	(106,488)	(4%)	46,082	2%

Gold ounces - sold	2,562,219	2,669,278	2,545,736	(107,059)	(4%)	123,542	5%
Silver ounces - sold (000’s)	5,378	4,923	9,021	455	9%	(4,098)	(45%)
Average realized gold price per ounce	$1,159	$1,263	$1,402	$(104)	(8%)	$(139)	(10%)

Financial Data from Continuing Operations (c)
Metal sales	$3,052.2	$3,466.3	$3,779.5	$(414.1)	(12%)	$(313.2)	(8%)
Production cost of sales	$1,834.8	$1,971.2	$2,004.4	$(136.4)	(7%)	$(33.2)	(2%)
Depreciation, depletion and amortization	$897.7	$874.7	$828.8	$23.0	3%	$45.9	6%
Impairment charges	$699.0	$1,251.4	$3,169.6	$(552.4)	(44%)	$(1,918.2)	(61%)
Operating loss	$(742.9)	$(1,027.2)	$(2,635.2)	$284.3	28%	$1,608.0	61%
Net loss attributable to common shareholders	$(984.5)	$(1,400.0)	$(3,012.6)	$415.5	30%	$1,612.6	54%

(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.

(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2015 was 73.92:1 (2014 - 66.29:1 and 2013 - 59.23:1).

(c)	On June 10, 2013, the Company announced its decision to cease development of FDN. As a result, FDN was reclassified as a discontinued operation. On December 17, 2014, the Company disposed of its interest in FDN.

mda 15
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2015

Operating Earnings (Loss) by Segment

	Years ended December 31,			2015 vs. 2014		2014 vs. 2013
(in millions)	2015	2014	2013	Change	% Change (d)	Change	% Change
Operating segments
Fort Knox	$(180.8)	$99.9	$251.0	$(280.7)	nm	$(151.1)	(60%)
Round Mountain	(8.9)	44.0	(106.7)	(52.9)	(120%)	150.7	141%
Kettle River-Buckhorn	30.3	(45.6)	53.6	75.9	166%	(99.2)	(185%)
Paracatu	24.4	69.3	106.6	(44.9)	(65%)	(37.3)	(35%)
Maricunga	(60.4)	36.3	(711.6)	(96.7)	nm	747.9	105%
Kupol (a)	150.1	297.4	328.5	(147.3)	(50%)	(31.1)	(9%)
Tasiast	(361.2)	(571.4)	(1,575.4)	210.2	37%	1,004.0	64%
Chirano	(70.1)	(365.4)	(344.4)	295.3	81%	(21.0)	(6%)
Non-operating segment
Corporate and Other (b)	(266.3)	(591.7)	(636.8)	325.4	55%	45.1	7%
Total	$(742.9)	$(1,027.2)	$(2,635.2)	$284.3	28%	$1,608.0	61%
Discontinued operations
Fruta del Norte (c)	$—	$(5.2)	$(735.9)	$5.2	100%	$730.7	99%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.

(b)	“Corporate and Other” includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte and White Gold).

(c)	On June 10, 2013, the Company announced its decision to cease development of FDN. As a result, FDN was reclassified as a discontinued operation. On December 17, 2014, the Company disposed of its interest in FDN.

(d)	“nm” means not meaningful.

mda 16
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2015

Mining operations

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,
	2015	2014	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000’s)	22,761	14,886	7,875	53%
Tonnes processed (000’s) (a)	38,664	39,386	(722)	(2%)
Grade (grams/tonne)(b)	0.76	0.66	0.10	15%
Recovery(b)	82.9%	84.4%	(1.5%)	(2%)
Gold equivalent ounces:
Produced	401,553	379,453	22,100	6%
Sold	402,104	408,472	(6,368)	(2%)

Financial Data (in millions)
Metal sales	$467.0	$515.7	$(48.7)	(9%)
Production cost of sales	252.8	291.0	(38.2)	(13%)
Depreciation, depletion and amortization	130.3	118.0	12.3	10%
Impairment charges	252.7	—	252.7	100%
	(168.8)	106.7	(275.5)	nm
Exploration and business development	10.6	6.8	3.8	56%
Other	1.4	—	1.4	100%
Segment operating earnings (loss)	$(180.8)	$99.9	$(280.7)	nm

(a)	Includes 25,218,000 tonnes placed on the heap leach pads during 2015 (2014 - 25,848,000 tonnes).

(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.27 grams per tonne during 2015 (2014 - 0.29 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	“nm” means not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2015 vs. 2014

During 2015, tonnes of ore mined increased by 53% compared with the same period in 2014 due to planned mine sequencing, which involved mining activities focused on Phase 7 South, and an increase in mine fleet. Tonnes of ore processed were 2% lower compared with 2014, primarily due to a decline in tonnage placed on the heap leach pads as a result of longer haulage cycles arising from an increase in the proportion of mined ore, rather than stockpile ore, being stacked on the pads. Mill grades were 15% higher compared with 2014 as a result of an increase in the processing of higher grade ore from Phase 7 South. During 2015, mill recoveries decreased by 2% compared with the same period in 2014, largely due to the metallurgical characteristics of the ore mined. Gold equivalent ounces produced increased by 6% compared with 2014, primarily due to the higher mill grades, partially offset by lower ounces recovered from the heap leach pads due to the decrease in the grade of ore placed on the pads. During 2015, gold equivalent ounces sold decreased by 2% compared with the same period in 2014, primarily due to the timing of shipments as ounces produced at the end of 2013 were sold in 2014.

Metal sales were 9% lower compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold. Production cost of sales decreased by 13% compared with 2014, primarily due to decreases in the cost of diesel and power, partially offset by higher labour costs largely due to the increase in mine fleet. During 2015, depreciation, depletion and amortization increased by 10% compared with the same period in 2014, primarily due to an increase in the depreciable asset base.

As at December 31, 2015, the Company recorded impairment charges of $252.7 million, comprised of $249.5 million related to property, plant and equipment and $3.2 million related to inventory. The non-cash impairment charge related to property, plant and equipment was primarily due to the reduction in the Company’s estimates of future metal prices. No such impairment charges were recognized in 2014.

mda 17
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2015

Round Mountain (50% ownership and operator; Barrick 50% ownership) – USA

		Years ended December 31,
	2015	2014	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000’s)(a)	26,134	26,356	(222)	(1%)
Tonnes processed (000’s)(a)	22,084	26,026	(3,942)	(15%)
Grade (grams/tonne)(b)	0.93	0.94	(0.01)	(1%)
Recovery(b)	77.4%	68.6%	8.8%	13%
Gold equivalent ounces:
Produced	197,818	169,839	27,979	16%
Sold	195,781	166,441	29,340	18%

Financial Data (in millions)
Metal sales	$228.1	$211.7	$16.4	8%
Production cost of sales	146.9	142.3	4.6	3%
Depreciation, depletion and amortization	44.9	25.2	19.7	78%
Impairment charges	44.0	—	44.0	100%
	(7.7)	44.2	(51.9)	(117%)
Exploration and business development	1.2	0.2	1.0	nm
Segment operating earnings (loss)	$(8.9)	$44.0	$(52.9)	(120%)

(a)	Tonnes of ore mined/processed represent 100% of operations. Includes 19,368,000 tonnes placed on the heap leach pads during 2015 (2014 - 23,098,000).

(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.42 grams per tonne for 2015 (2014 - 0.36 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	“nm” means not meaningful.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. (“Echo Bay”) on January 31, 2003.

2015 vs. 2014

Tonnes of ore processed in 2015 were 15% lower compared with 2014, primarily due to planned mine sequencing. Mill recoveries increased by 13% compared with 2014, mainly due to the characteristics of the ore processed through the mill in 2014. Gold equivalent ounces produced increased by 16% compared with 2014, primarily due to an increase in ounces recovered from the heap leach pads, largely a result of higher grade ore recently placed on the pads, improved solutions management, a new pH enhancement system, and improvements made to optimize the flow of the loaded solution to the carbon columns at the ADR facility.

Metal sales in 2015 increased by 8% compared with 2014 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized. During 2015, production cost of sales increased by 3% compared with 2014, primarily due to increases in gold equivalent ounces sold and reagent consumption, and higher labour costs, largely offset by a decrease in the cost of diesel as well as cost reductions achieved as a result of the above mentioned improvements to the heap leach operations. Depreciation, depletion and amortization increased to $44.9 million from $25.2 million in 2014, primarily due to increases in the depreciable asset base and gold equivalent ounces sold.

As at December 31, 2015, the Company recorded impairment charges of $44.0 million, including $43.0 million related to property, plant and equipment due to a reduction in the Company’s estimates of future metal prices. No such impairment charges were recognized in 2014.

mda 18
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2015

Kettle River–Buckhorn (100% ownership and operator) – USA

	Years ended December 31,
	2015	2014	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000’s)	369	347	22	6%
Tonnes processed (000’s)	437	394	43	11%
Grade (grams/tonne)	7.75	9.98	(2.23)	(22%)
Recovery	92.3%	93.5%	(1.2%)	(1%)
Gold equivalent ounces:
Produced	97,368	123,382	(26,014)	(21%)
Sold	97,576	123,262	(25,686)	(21%)

Financial Data (in millions)
Metal sales	$113.3	$156.0	$(42.7)	(27%)
Production cost of sales	81.6	83.6	(2.0)	(2%)
Depreciation, depletion and amortization	12.0	50.2	(38.2)	(76%)
Impairment charges	—	53.8	(53.8)	(100%)
	19.7	(31.6)	51.3	162%
Exploration and business development	2.0	2.8	(0.8)	(29%)
Other	(12.6)	11.2	(23.8)	nm
Segment operating earnings (loss)	$30.3	$(45.6)	$75.9	(166%)

(a)	“nm” means not meaningful.

The Kettle River-Buckhorn properties are located in Ferry and Okanogan Counties in the State of Washington. Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

2015 vs. 2014

Tonnes of ore mined increased by 6% compared with 2014, primarily due to planned mine sequencing. During 2015, tonnes of ore processed increased by 11% and grades decreased by 22% compared with 2014, primarily due to increased processing of lower grade stockpile ore as Kettle River nears the end of its mine life. Gold equivalent ounces produced and sold decreased by 21%, compared with 2014, largely due to the decrease in grades and timing of ounces processed through the mill, partially offset by the increase in throughput.

During 2015, metal sales decreased by 27% compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold. Production cost of sales decreased by 2% compared with 2014, primarily due to the decrease in gold equivalent ounces sold and lower labour and fuel costs, largely offset by higher milling and reagent costs associated with the processing of lower grade stockpile ore. Depreciation, depletion and amortization decreased to $12.0 million from $S0.2 million in 2014, primarily due to decreases in the depreciable asset base and gold equivalent ounces sold.

As at December 31, 2014, the Company recorded impairment charges of $53.8 million, comprised of $20.9 million related to goodwill and $32.9 million related to property, plant and equipment. The non-cash impairment charge was primarily due to the mine approaching the end of its life. No such impairment charges were recorded in 2015. During 2015, other costs included a $12.8 million recovery, primarily due to a reduction in the estimated costs expected to be incurred for reclamation and remediation obligations relating to the closed Kettle-River property.

mda 19
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2015

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,
	2015	2014	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000’s)	47,750	53,584	(5,834)	(11%)
Tonnes processed (000’s)	45,277	51,397	(6,120)	(12%)
Grade (grams/tonne)	0.44	0.41	0.03	7%
Recovery	75.4%	74.7%	0.7%	1%
Gold equivalent ounces:
Produced	477,662	521,026	(43,364)	(8%)
Sold	484,732	512,327	(27,595)	(5%)

Financial Data (in millions)
Metal sales	$559.8	$644.3	$(84.5)	(13%)
Production cost of sales	374.3	418.2	(43.9)	(10%)
Depreciation, depletion and amortization	147.5	154.3	(6.8)	(4%)
Impairment charges	3.3	—	3.3	100%
	34.7	71.8	(37.1)	(52%)
Other	10.3	2.5	7.8	nm
Segment operating earnings	$24.4	$69.3	$(44.9)	(65%)

(a)	“nm” means not meaningful.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX Gold Inc. on January 31, 2003. on December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2015 vs. 2014

During 2015, tonnes of ore mined and processed were lower by 11% and 12%, respectively, compared with 2014, primarily due to planned mine sequencing, which involved processing, at a reduced throughput and an increased proportion of higher grade B2 ore. In addition, mill throughput was lower as a result of the lack of rainfall in southcentral Brazil, which led to the temporary suspension of operations at Paracatu’s Plant 1 facility and one ball mill in Plant 2 in early November 2015. On November 20, 2015, both Plants 1 and 2 resumed full operations. Grades were 7% higher compared with 2014, primarily due to planned mine sequencing. Gold equivalent ounces produced decreased by 8% compared with 2014, primarily due to the lower mill throughput and timing of ounces processed through the mill, partially offset by the higher grades. Gold equivalent ounces sold decreased by 5% compared with 2014, largely due to a decrease in gold equivalent ounces produced, partially offset by timing of shipments.

Metal sales were lower by 13% in 2015 compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold. Production cost of sales were lower by 10% compared with 2014, primarily due to the decrease in gold equivalent ounces sold, lower power and labour costs as a result of favourable foreign exchange movements, and a decrease in grinding media and reagent costs. Depreciation, depletion and amortization were 4% lower in 2015 compared with the same period in 2014, primarily due to the decrease in gold equivalent ounces sold. As at December 31, 2015, the Company recorded an impairment charge of $3.3 million to reduce the carrying value of inventory to its net realizable value. No such impairment charges were recognized in 2014.

mda 20
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2015

Maricunga (100% ownership and operator) – Chile

	Years ended December 31,
	2015	2014	Change	% Change (b)
Operating Statistics (a)
Tonnes ore mined (000’s)	12,261	16,900	(4,639)	(27%)
Tonnes processed (000’s)	12,790	16,018	(3,228)	(20%)
Grade (grams/tonne)	0.75	0.74	0.01	1%
Gold equivalent ounces:
Produced	212,155	247,216	(35,061)	(14%)
Sold	214,055	247,469	(33,414)	(14%)

Financial Data (in millions)
Metal sales	$249.1	$314.6	$(65.5)	(21%)
Production cost of sales	216.1	235.9	(19.8)	(8%)
Depreciation, depletion and amortization	27.3	36.2	(8.9)	(25%)
Impairment charges	48.7	—	48.7	100%
	(43.0)	42.5	(85.5)	nm
Other	17.4	6.2	11.2	181%
Segment operating earnings (loss)	$(60.4)	$36.3	$(96.7)	nm

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(b)	“nm” means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema Gold Corporation (“Bema”).

2015 vs. 2014

Tonnes of ore mined and processed decreased by 27% and 20%, respectively, compared with 2014, primarily due to the planned stockpile tower replacement in February 2015 and the extreme weather event in March 2015 that caused mining and crushing operations to be temporarily suspended until May 2015. Gold equivalent ounces produced decreased by 14% compared with 2014, largely due to a decrease in ounces recovered from the heap leach pads, which was mainly a result of a reduction in the quantity of ore placed on these pads due to the extreme weather event in March 2015. During 2015, gold equivalent ounces sold exceeded production due to timing of shipments.

Metal sales decreased by 21% in 2015 compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold. Production cost of sales decreased by 8% compared with 2014, primarily due to the decrease in gold equivalent ounces sold, lower labour and consumable costs resulting from favourable foreign exchange movements, partially offset by increases in the cost of power and consumption of cyanide. Depreciation, depletion and amortization were 25% lower in 2015 compared with 2014, primarily due to the decrease in gold equivalent ounces sold.

At December 31, 2015, the Company recorded an impairment charge of $24.2 million to reduce the carrying value of inventory to its net realizable value. In addition, at June 30, 2015, the carrying value of inventory was written down by $24.5 million due to the extreme weather event, which resulted in an increase in the per ounce cost to complete inventory, primarily due to additional energy and other costs related to the return to normal production of the heap leach, and also due to the expected delay in the recovery of ounces from the heap leach over the subsequent months as a result of fewer tonnes being placed since March 2015. No such impairment charges were recognized during 2014. During 2015, other costs of $17.4 million were incurred, primarily related to the March 2015 extreme weather event.

mda 21
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2015

Kupol (100% ownership and operator) – Russian Federation (a)

	Years ended December 31,
	2015	2014	Change	% Change
Operating Statistics
Tonnes ore mined (000’s) (b)	1,897	1,742	155	9%
Tonnes processed (000’s)	1,680	1,665	15	1%
Grade (grams/tonne):
Gold	13.52	13.51	0.01	0%
Silver	100.75	92.91	7.84	8%
Recovery:
Gold	95.4%	94.9%	0.5%	1%
Silver	86.7%	85.1%	1.6%	2%
Gold equivalent ounces: (c)
Produced	758,563	751,101	7,462	1%
Sold	764,613	750,998	13,615	2%
Silver ounces:
Produced (000’s)	4,700	4,273	427	10%
Sold (000’s)	4,730	4,331	399	9%

Financial Data (in millions)
Metal sales	$883.2	$947.5	$(64.3)	(7%)
Production cost of sales	362.8	380.5	(17.7)	(5%)
Depreciation, depletion and amortization	271.3	254.7	16.6	7%
Impairment charges	84.7	—	84.7	100%
	164.4	312.3	(147.9)	(47%)
Exploration and business development	14.5	14.9	(0.4)	(3%)
Other	(0.2)	—	(0.2)	(100%)
Segment operating earnings	$150.1	$297.4	$(147.3)	(50%)

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.

(b)	Includes 605,000 tonnes of ore mined from Dvoinoye during 2015, respectively (2014 - 439,000).

(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2015 was 73.92:1 (2014 - 66.29:1).

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007 through the acquisition of Bema. The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011.

2015 vs. 2014

Tonnes of ore mined increased by 9% compared with 2014, primarily due to increased mining activity at Dvoinoye. During 2015, gold equivalent ounces produced were slightly higher compared with the same period in 2014, largely due to an increase in the proportion of higher grade Dvoinoye ore processed, partially offset by a less favourable gold equivalent ratio. Gold equivalent ounces sold increased by 2% compared with 2014 due to the increase in gold equivalent ounces produced and timing of shipments.

During 2015, metal sales decreased by 7% compared with 2014 due to a decrease in metal prices realized, partially offset by the increase in gold equivalent ounces sold. Production cost of sales decreased by 5% compared with 2014, primarily due to lower labour, reagent and fuel costs as a result of favourable foreign exchange movements. Depreciation, depletion and amortization increased by 7% compared with 2014, primarily due to an increase in the depreciable asset base of the Dvoinoye mine, partially offset by an increase in the mineral reserves of the Kupol mine at December 31, 2014. At December 31, 2015, the Company recorded an impairment charge of $84.7 million to reduce the carrying value of inventory to its net realizable value.

mda 22
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2015

Tasiast (100% ownership and operator) – Mauritania

	Years ended December 31,
	2015	2014	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	5,195	16,647	(11,452)	(69%)
Tonnes processed (000’s) (a)	4,080	10,584	(6,504)	(61%)
Grade (grams/tonne) (b)	2.17	2.16	0.01	0%
Recovery (b)	90.5%	90.9%	(0.4%)	(0%)
Gold equivalent ounces:
Produced	219,045	260,485	(41,440)	(16%)
Sold	216,040	252,668	(36,628)	(14%)

Financial Data (in millions)
Metal sales	$249.4	$319.8	$(70.4)	(22%)
Production cost of sales	220.6	252.2	(31.6)	(13%)
Depreciation, depletion and amortization	80.9	66.6	14.3	21%
Impairment charges	259.7	505.5	(245.8)	(49%)
	(311.8)	(504.5)	192.7	38%
Exploration and business development	14.1	16.0	(1.9)	(12%)
Other	35.3	50.9	(15.6)	(31%)
Segment operating loss	$(361.2)	$(571.4)	$210.2	37%

(a)	Includes 1,538,000 tonnes placed on the dump leach pads during 2015 (2014 - 8,028,000 tonnes).

(b)	Amount represents mill grade and recovery only. Ore placed on the dump leach pads had an average grade of 0.55 grams per tonne during 2015 (2014 - 0.66 grams per tonne). Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. (“Red Back”). The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital Nouakchott.

2015 vs. 2014

During 2015, tonnes of ore mined decreased by 69% compared with 2014, primarily due to planned mine sequencing which involved mining only from the West Branch area of the deposit. Tonnes of ore placed on the dump leach pads and the related ore grade decreased by 81% and 17%, respectively, mainly due to reduced availability of oxide ore. Gold equivalent ounces produced decreased by 16% compared with 2014, primarily due to lower ounces recovered from the dump leach pads.

Metal sales decreased by 22% compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold. Production cost of sales were lower by 13% compared with 2014, primarily due to the decrease in gold equivalent ounces sold, lower fuel costs, and reduced consumption of reagents as a result of the decrease in tonnes of ore processed. These decreases were partially offset by an increase in maintenance costs. Depreciation, depletion and amortization increased by 21% in 2015 compared with 2014, largely due to an increase in the depreciable asset base. During 2015, other costs of $35.3 million included severance costs of $5.8 million.

As at December 31, 2015, the Company recorded impairment charges of $259.7 million, comprised of $147.0 million related to property, plant and equipment, $98.0 million related to inventory and $14.7 million related to other assets. The non-cash impairment charge related to property, plant and equipment was primarily due to the reduction in the Company’s estimates of future metal prices. The impairment charge for inventory was recognized to reduce the carrying value of certain supplies and metal inventory to net realizable value.

As at December 31, 2014, the Company recorded impairment charges of $505.5 million, comprised of $342.5 million related to property, plant and equipment and $163.0 million related to inventory. The non-cash impairment charge for property, plant and equipment was primarily due to a change in estimated future operating costs, operating cost underperformance of the existing mill and a decision not to proceed with a 38,000 tonne per day mill expansion at that time. The impairment charge of $163.0 million related to inventory was recorded to reduce the carrying value of inventory to its net realizable value.

mda 23
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Chirano (90% ownership and operator) – Ghana(a)

	Years ended December 31,
	2015	2014	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	3,046	3,221	(175)	(5%)
Tonnes processed (000’s)	3,492	3,144	348	11%
Grade (grams/tonne)	2.51	3.08	(0.57)	(19%)
Recovery	90.6%	91.9%	(1.3%)	(1%)
Gold equivalent ounces:
Produced	256,098	286,542	(30,444)	(11%)
Sold	259,966	280,396	(20,430)	(7%)

Financial Data (in millions)
Metal sales	$302.3	$354.9	$(52.6)	(15%)
Production cost of sales	179.7	165.8	13.9	8%
Depreciation, depletion and amortization	175.0	159.7	15.3	10%
Impairment charges	5.9	370.0	(364.1)	(98%)
	(58.3)	(340.6)	282.3	83%
Exploration and business development	13.5	13.1	0.4	3%
Other	(1.7)	11.7	(13.4)	(115%)
Segment operating loss	$(70.1)	$(365.4)	$295.3	(81%)

 2015

(a)	Operating and financial data are at 100% for all periods.

Kinross acquired its 90% interest in the Chirano mine on September 17, 2010 upon completing its acquisition of Red Back. Chirano is located in southwestern Ghana, approximately 100 kilometres southwest of Kumasi, Ghana’s second largest city. A 10% carried interest is held by the government of Ghana.

2015 vs. 2014

Tonnes of ore mined decreased by 5% compared with 2014, primarily due to reduced mining activity at the Tano open pit and the Akwaaba underground deposit, partially offset by an increase in mining activity at the Mamnao open pit and Paboase underground deposit. Tonnes of ore processed were 11% higher compared with 2014, primarily due to repairs at the mill, which were completed in June 2014, along with increased mill availability. Grades were 19% lower compared with 2014, largely due to declining contribution from the higher grade Akwaaba underground deposit. During 2015, gold equivalent ounces produced were 11% lower compared with 2014, primarily due to the lower grades, partially offset by an increase in tonnes processed. Gold equivalent ounces sold in 2015 exceeded production due to timing of shipments.

Metal sales were lower by 15% compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold. During 2015, production cost of sales increased by 8% compared with 2014, primarily due to an increase in power costs and higher labour and underground mobile equipment maintenance costs as a result of the transition to underground self-perform mining in the second quarter of 2014. Depreciation, depletion and amortization were 10% higher compared with 2014, largely due to an increase in the depreciable asset base attributable to the equipment acquired to self-perform underground mining operations and a decrease in mineral reserves at December 31, 2014.

At December 31, 2015, the Company recorded an impairment charge of $5.9 million to reduce the carrying value of inventory to its net realizable value. As at December 31, 2014, the Company recorded impairment charges of $370.0 million, comprised of $365.4 million related to property, plant and equipment and $4.6 million related to inventory. The non-cash impairment charge for property, plant and equipment was mainly a result of a decrease in exploration potential. The impairment charge of $4.6 million related to inventory was recorded to reduce the carrying value of inventory to its net realizable value.

mda 24
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Discontinued operations

FDN – Ecuador

On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador as the Government of Ecuador and Kinross were unable to agree on certain key economic and legal terms.

On October 21, 2014, Kinross announced that it had entered into an agreement with Lundin Gold Inc. (“Lundin Gold”) to sell all of its interest in Aurelian Resources Inc., (“Aurelian”) and the FDN project in Ecuador for $240.0 million in cash and shares. On December 17, 2014, the Company completed the sale for gross cash proceeds of $150.0 million and $90.0 million in Lundin Gold common shares, resulting in an after-tax recovery of $238.0 million.

mda 25
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Impairment Charges

	Years ended December 31,
(in millions)	2015	2014	Change	% Change
Goodwill (i)	$—	$145.3	$(145.3)	(100%)
Property, plant and equipment (i)	439. 5	938.5	(499.0)	(53%)
Inventory and other assets (ii)	259. 5	167.6	91.9	55%
Impairment charges	$699. 0	$1,251.4	$(552.4)	(44%)

i.	Goodwill and property, plant and equipment

At December 31, 2015, upon completion of its annual assessment of the carrying values of its CGUs, the Company recorded an after-tax impairment charge of $430.2 million as a result of decreases in the Company’s short-term and long-term gold price estimates. The impairment charge was entirely related to property, plant and equipment and included a charge of $240.2 million at Fort Knox, $147.0 million at Tasiast, and $43.0 million at Round Mountain. The Fort Knox impairment charge is net of a tax recovery of $9.3 million, which was recorded within income tax expense.

At December 31, 2014, the Company recorded an after-tax impairment charge of $932.2 million, upon completion of its annual assessment of the carrying values of its CGUs. The impairment charge included goodwill impairment of $145.3 million and property plant and equipment impairment of $786.9 million. The property, plant and equipment impairment was net of a tax recovery of $127.9 million, and non-controlling interest of $23.7 million.

The following table summarizes the goodwill and property, plant and equipment impairment charges, and the related tax recovery, recognized as at December 31, 2014:

CGU	Goodwill	Property, plant and equipment	Tax recovery	Total after-tax impairment
Tasiast	$—	$342.5	$—	$342.5
Chirano	—	329.0	(115.2)	213.8
Kettle River-Buckhorn	20.9	32.9	—	53.8
La Coipa	124.4	—	—	124.4
Lobo-Marte	—	118.5	—	118.5
White Gold	—	79.2	—	79.2
Total	$145.3	$902.1	$(115.2)	$932.2

The impairment charge at Tasiast reflects a change in estimated future operating costs, operating cost underperformance of the existing mill and a decision not to proceed with a 38,000 tonne per day mill expansion at that time. Chirano’s impairment charge was related to a decrease in exploration potential.

The impairment charges at La Coipa and Lobo-Marte were a result of declines in valuations in Chile and a reduction in mineral reserves at Lobo-Marte. The charge at Kettle River-Buckhorn was a result of the mine approaching the end of its life and the charge at White Gold was a result of a reduction in exploration potential.

Also as a result of its annual impairment assessment at December 31, 2014, the Company recognized an impairment charge of $156.6 million related to its investment in Cerro Casale. The impairment charge was recorded in other income (expense).

The significant estimates and assumptions used in the above mentioned impairment assessments are disclosed in Note 3 to the financial statements.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

ii.	Inventory and other assets

During 2015, the Company recognized impairment charges of $259.5 million related to inventory and other assets. The inventory impairment charge of $244.8 million was recorded to reduce the carrying value of certain metal and supplies inventory to net realizable value. During 2014, impairment charges of $167.6 million were recorded within cost of sales to reduce the carrying value of inventory to its net realizable value.

mda 26
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Exploration and business development

	Years ended December 31,
(in millions)	2015	2014	Change	% Change
Exploration and business development	$108.0	$105.6	$2.4	2%

During 2015, exploration and business development expenses were $108.0 million compared with $105.6 million in 2014. Of the total exploration and business development expense, expenditures on exploration totaled $79.9 million in 2015 compared with $79.6 million in 2014. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $11.7 million compared with $2.1 million during 2014.

Kinross was active on more than 21 mine sites, near-mine and greenfield initiatives in 2015, with a total 339,708 metres drilled. Kinross was active on more than 32 mine sites, near-mine and greenfield initiatives in 2014, with a total of 257,858 metres drilled.

General and administrative

	Years ended December 31,
(in millions)	2015	2014	Change	% Change
General and administrative	$179.4	$178.8	$0.6	0%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, chile, and the Canary Islands.

General and administrative costs in 2015 included $16.4 million of corporate related restructing costs.

Other income (expense) – net

During 2015, other income (expense) decreased to an expense of $20.3 million from an expense of $215.5 million in 2014. The discussion below details the significant changes in other income (expense) for 2015 compared with 2014.

	Years Ended December 31,
(in millions)	2015	2014	Change	% Change (a)
Losses on sale of other assets - net	$(16.2)	$(3.1)	$(13.1)	nm
Impairment of investments	(7.6)	(158.1)	150.5	95%
Foreign exchange losses	(30.6)	(50.1)	19.5	39%
Net non-hedge derivative losses	(3.4)	(5.1)	1.7	33%
Other	37.5	0.9	36.6	nm
Other income (expense) - net	$(20.3)	$(215.5)	$195.2	91%

(a)	“nm” means not meaningful.

Gains (losses) on sale of other assets – net

During 2015, the sale of other assets resulted in a loss of $16.2 million compared with a loss of $3.1 million in 2014.

mda 27
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Impairment of investments

During 2015, the Company recognized impairment charges of $7.6 million on certain of its available-for-sale investments due to a significant or prolonged decline in the fair value of the investments. As at December 31, 2014, the Company recognized an impairment charge of $158.1 million, of which $156.6 million was related to the impairment of the Company’s investment in Cerro Casale and $1.5 million related to the impairment of certain of its available-for-sale investments.

Foreign exchange losses

During 2015, foreign exchange losses were $30.6 million compared with losses of $50.1 million in 2014. The foreign exchange losses of $30.6 million in 2015 were mainly due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Brazilian real, Chilean peso, Canadian dollar, Ghanaian cedi and Mauritanian ouguiya at December 31, 2015 relative to December 31, 2014.

The foreign exchange losses of $50.1 million during 2014 were largely due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Brazilian real, Ghanaian cedi, Chilean peso, Russian rouble, Canadian dollar and Mauritanian ouguiya at December 31, 2014 relative to December 31, 2013.

Other

Other gains of $37.5 million recognized in 2015 included insurance recoveries of $31.7 million related to Chirano and Maricunga.

Finance expense

	Years ended December 31,
(in millions)	2015	2014	Change	% Change
Finance expense	$96.0	$80.1	$15.9	20%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

Finance expense increased by $15.9 million compared with 2014, largely due to an increase in interest expense. During 2015, interest expense was $68.2 million compared with $52.0 million in 2014, with the increase primarily due to a reduction in interest capitalized as well as additional interest recognized on the $500.0 million senior notes issued in March 2014. Interest capitalized was $40.5 million in 2015 compared with $62.7 million in 2014, with the decrease mainly due to lower qualifying capital expenditures.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

Income tax expense in 2015 was $141.7 million, compared with an income tax expense of $109.7 million in 2014. The $141.7 million tax expense in 2015 included a $30.3 million recovery due to impairment charges and $132.9 million of expense due to re-measurements of deferred tax assets and liabilities, as a result of significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $109.7 million tax expense in 2014 included $137.8 million of recovery due to impairment charges and $145.5 million of expense due to re-measurements of deferred tax assets and liabilities as a result of income tax reforms enacted in Chile and significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. Kinross’ combined federal and provincial statutory tax rate for both 2015 and 2014 was 26.5%.

There are a number of factors that can significantly impact the Company’s effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

mda 28
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

6.      LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Years ended December 31,
(in millions)	2015	2014	Change	% Change
Cash flow
Of continuing operations provided from operating activities	$831.6	$858.1	$(26.5)	(3%)
Of continuing operations used in investing activities	(632.6)	(634.6)	2.0	0%
Of continuing operations used in financing activities	(131.7)	(94.2)	(37.5)	(40%)
Of discontinued operations (a)	1.0	139.4	(138.4)	(99%)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(7.9)	(19.7)	11.8	60%
Increase in cash and cash equivalents	60.4	249.0	(188.6)	(76%)
Cash and cash equivalents, beginning of period	983.5	734.5	249.0	34%
Cash and cash equivalents, end of period	$1,043.9	$983.5	$60.4	6%

(a) On June 10, 2013, the Company announced its decision to cease development of FDN. As a result, FDN was classified as a discontinued operation. On December 17, 2014, the Company sold its interest in FDN.

Cash and cash equivalent balances increased by $60.4 million in 2015 compared with an increase of $249.0 million in 2014. Detailed discussions regarding cash flow movements from continuing operations are noted below.

Operating Activities

2015 vs. 2014

Net cash flow provided from operating activities decreased by $26.5 million in 2015 compared with 2014. The decrease in cash flows was largely the result of the decrease in margins, partially offset by favourable working capital changes.

Investing Activities

2015 vs. 2014

Net cash flow used in investing activities was $632.6 million in 2015 compared with $634.6 million in 2014. The primary use of cash in 2015 was for capital expenditures of $610.0 million and additions to long-term investments and other assets of $59.7 million, partially offset by a decrease in restricted cash of $30.8 million. The primary use of cash in 2014 was for capital expenditures of $631.8 million and additions to long-term investments and other assets of $55.5 million, partially offset by the proceeds on disposal of property, plant and equipment of $30.5 million.

mda 29
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

The following table presents a breakdown of capital expenditures on a cash basis:

	Year ended December 31,		2015 vs. 2014
(in millions)	2015	2014	Change	% Change
Operating segments
Fort Knox	$140.8	$86.0	$54.8	64%
Round Mountain	48.5	44.6	3.9	9%
Kettle River - Buckhorn	0.6	6.8	(6.2)	(91%)
Paracatu	112.7	112.6	0.1	0%
Maricunga	24.5	29.7	(5.2)	(18%)
Kupol (a)	55.9	91.3	(35.4)	(39%)
Tasiast	161.2	181.0	(19.8)	(11%)
Chirano	30.5	42.2	(11.7)	(28%)
Non-operating segment
Corporate and Other (b)	35.3	37.6	(2.3)	(6%)
Total	$610.0	$631.8	$(21.8)	(3%)

(a)    Includes $14.5 million of capital expenditures at Dvoinoye during 2015 (2014 - $34.1 million).

(b)    “Corporate and Other” includes corporate and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).

During 2015, capital expenditures decreased by $21.8 million compared with 2014. The decrease in capital expenditures was primarily due to decreased spending at Kupol and Tasiast, partially offset by increased spending at Fort Knox related to Phase 8.

Financing Activities

2015 vs. 2014

Net cash flow used in financing activities was $131.7 million in 2015 compared with cash used of $94.2 million in 2014. During 2015, the Company made repayments of debt of $80.0 million on the Kupol loan, which resulted in its full repayment. During 2014, the Company made a net repayment of debt of $67.1 million, which included repayments of $500.0 million of the term loan and $60.0 million of the Kupol loan, partially offset by net proceeds of $492.9 million received from the issuance of senior notes on March 6, 2014. In addition, total interest paid during 2015 was $91.5 million, of which $48.8 million was included in financing activities. Total interest paid during 2014 was $82.4 million, of which $20.6 million was included in financing activities.

Cash Flow from Discontinued Operations

Net cash flow from discontinued operations decreased by $138.4 million compared with 2014. The decrease in cash flow was due to gross cash proceeds of $150.0 million received in 2014 on completion of the sale of Aurelian and the FDN project.

mda 30
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2015

Balance Sheet

	As at December 31,
(in millions)	2015	2014	2013
Cash and cash equivalents	$1,043.9	$983.5	$734.5
Current assets	$2,292.1	$2,587.1	$2,405.8
Total assets	$7,735.4	$8,951.4	$10,286.7
Current liabilities, including current portion of long-term debt	$701.8	$604.4	$712.9
Total long-term financial liabilities(a)	$2,452.7	$2,779.0	$2,757.5
Total debt, including current portion	$1,981.4	$2,058.1	$2,119.6
Total liabilities	$3,802.2	$4,059.6	$4,196.8
Common shareholders’ equity	$3,889.3	$4,843.0	$6,014.0
Non-controlling interest	$43.9	$48.8	$75.9
Statistics
Working capital (b)	$1,590.3	$1,982.7	$1,692.9
Working capital ratio (c)	3.27:1	4.28:1	3.37:1

(a)	Includes long-term debt, provisions, and unrealized fair value of derivative liabilities.

(b)	Calculated as current assets less current liabilities.

(c)	Calculated as current assets divided by current liabilities.

At December 31, 2015, Kinross had cash and cash equivalents of $1.0 billion, an increase of $60.4 million from the balance as at December 31, 2014, primarily due to net operating cash flows of $831.6 million, partially offset by cash outflows of $610.0 million used in the purchase of property, plant and equipment, $59.7 million for additions to long-term investments and other assets, and $80.0 million for the repayment of the Kupol loan. Current assets decreased to $2,292.1 million, mainly as a result of inventory impairment charges, partially offset by the increase in cash and cash equivalents. Total assets decreased by $1,216.0 million to $7,735.4 million, largely due to impairment charges related to inventory and property, plant and equipment. Current liabilities increased to $701.8 million, largely due to the increase in the current portion of long-term debt related to the $250.0 million senior notes due in August 2016. This was partially offset by the $80.0 million repayment of the Kupol loan during 2015. Total debt decreased by $76.7 million to $1,981.4 million, primarily due to the repayment of the Kupol loan.

At December 31, 2014, Kinross had cash and cash equivalents of $983.5 million, an increase of $249.0 million from the balance as at December 31, 2013, primarily due to net operating cash flows of $858.1 million and proceeds of $150.0 million received from the sale of its interest in Aurelian and the FDN project, partially offset by cash flows of $631.8 million used in the purchase of property, plant and equipment and the periodic repayment of $60.0 million on the Kupol loan. Current assets increased to $2,587.1 million, primarily due to an increase in cash and cash equivalents. Total assets decreased by $1,335.3 million to $8,951.4 million, primarily due to the recognition of impairment charges related to property, plant and equipment, goodwill, inventory and investment in associate, partially offset by an increase in current assets and long-term investments. Current liabilities decreased to $604.4 million, largely due to a decrease in accounts payable and accrued liabilities. Total debt decreased by $61.5 million to $2,058.1 million, primarily due to repayments of $500.0 million of the term loan and $60.0 million of the Kupol loan, partially offset by net proceeds of $492.9 million received from the issuance of senior notes on March 6, 2014.

As of February 9, 2016, there were 1,146.5 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 13.3 million share purchase options outstanding under its share option plan.

mda 31
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Financings and Credit Facilities

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041. Kinross received net proceeds of $980.9 million from the offering, after discount and payment of fees and expenses related to the offering.

On March 6, 2014, the Company completed a $500.0 million offering of debt securities consisting of 5.950% senior notes due 2024. Kinross received net proceeds of $492.9 million from the offering, after discount and payment of fees and expenses related to the offering.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carried a term of five years with a maturity date of September 30, 2016, and had an annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million commenced in March 2013 and continued through September 30, 2015. Principal repayments were scheduled for March 31, 2016 and September 30, 2016, in the amounts of $13.0 million and $7.0 million, respectively. On September 30, 2015, the Company prepaid the remaining $20 million, resulting in full repayment of the loan.

Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million. The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012. Also, in August 2012, under the same agreement, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant. The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015.

On March 10, 2014, the Company repaid $500.0 million of the term loan, leaving a balance of $500.0 million outstanding. On July 28, 2014, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2018 and August 10, 2019, respectively. On July 24, 2015, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2019 and August 10, 2020, respectively. As at December 31, 2015, the Company had utilized $31.3 million (December 31, 2014 - $32.1 million) of the amended revolving credit facility. The amount utilized was entirely for letters of credit. On January 4, 2016, the Company drew $175.0 million in cash on the revolving credit facility.

mda 32
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2015, interest charges and fees, are as follows:

Type of credit

Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.65%
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015. During the second quarter of 2013, the term loan maturity was extended to August 2017. Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015. Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps that hedged 80% of the remaining underlying floating rate term loan matured on August 10, 2015.

The amended revolving credit facility and unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with this covenant at December 31, 2015.

Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with EDC from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015. On July 17, 2014, the Company further amended this facility to increase the amount from $200.0 million to $250.0 million. Effective March 31, 2015, the maturity date for this facility was extended to June 30, 2016. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%. As at December 31, 2015, $212.7 million (December 31, 2014 - $207.2 million) was utilized under this facility.

In addition, at December 31, 2015, the Company had $33.4 million (December 31, 2014 - $49.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana. These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow U.S. dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements. As at December 31, 2015 and 2014, $nil was outstanding under such borrowings.

The following table outlines the credit facility utilization and availability:

	As at December 31,
(in millions)	2015	2014
Utilization of revolving credit facility	$(31.3)	$(32.1)
Utilization of EDC facility	(212.7)	(207.2)
Borrowings	$(244.0)	$(239.3)

Available under revolving credit facility	$1,468.7	$1,467.9
Available under EDC credit facility	37.3	42.8
Available credit	$1,506.0	$1,510.7

Total debt of $1,981.4 million at December 31, 2015 consists of $1,483.4 million for the senior notes and $498.0 million for the corporate term loan facility. The current portion of this debt is $249.5 million at December 31, 2015.

mda 33
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Liquidity Outlook

As discussed in Section 4 of the MD&A, on January 11, 2016, the Company completed its acquisition of Bald Mountain and the remaining 50% interest in Round Mountain for $610.0 million in cash. In addition, the Company expects to repay $250.0 million of debt related to the 3.625% senior notes.

We believe that the Company’s existing cash and cash equivalents balance of $1,043.9 million, available credit of $1,506.0 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), reclamation and remediation obligations currently estimated for 2016 and the payments discussed above. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2015:

(in millions)	Total	2016	2017	2018	2019	2020	2021 and thereafter
Long-term debt obligations (a)	$2,000.0	$250.0	$—	$—	$500.0	$—	$1,250.0
Operating lease obligations	28.6	9.2	7.7	5.2	4.4	1.6	0.5
Purchase obligations (b)	612.4	330.2	183.3	53.1	3.1	2.1	40.6
Reclamation and remediation obligations	1,246.6	38.0	49.6	36.3	34.7	122.8	965.2
Interest and other fees (a)	928.3	99.0	88.6	88.6	85.1	76.2	490.8
Derivative liabilities - net	15.0	15.0	—	—	—	—	—
Total	$4,830.9	$741.4	$329.2	$183.2	$627.3	$202.7	$2,747.1

(a) Debt repayments are based on amounts due pursuant to the terms of the loan agreements. Projected interest payments on variable rate debt are based on interest rates in effect on December 31, 2015.

(b) Includes both capital and operating commitments, of which $19.9 million relates to commitments for capital expenditures.

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company’s risk management policy.

mda 34
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

The following table provides a summary of derivative contracts outstanding at December 31, 2015, all of which mature in 2016:

Foreign currency	2016
Brazilian real forward buy contracts (in millions of U.S. dollars)	$67.4
Average price (Brazilian reais)	3.75
Chilean peso forward buy contracts (in millions of U.S. dollars)	$37.0
Average price (Chilean pesos)	653.02
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$45.0
Average price (Canadian dollars)	1.26

Energy
Oil swap contracts (barrels)	404,400
Average price	$47.55

The following new derivative contracts were entered into during 2015:

•        $80.0 million Canadian dollars at an average rate of 1.25 with maturities in 2015 and 2016;

•        $62.7 million Chilean pesos at an average rate of 645.34 with maturities in 2015 and 2016;

•        $67.4 million Brazilian reais at an average rate of 3.75 maturing in 2016;

•        570,520 barrels of crude oil at an average rate of $48.74 per barrel with maturities in 2015 and 2016; and

•        25,168 tonnes of gasoil at an average rate of $488.59 per tonne which matured in 2015.

Subsequent to December 31, 2015, the following new derivative contracts were entered into:

•        $16.5 million Canadian dollars at an average rate of 1.43 maturing in 2016 and the first quarter of 2017; and

•        109,500 barrels of crude oil at an average rate of $37.63 per barrel maturing in 2016 and the first quarter of 2017.

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1- month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015. During the second quarter of 2013, the term loan maturity was extended to August 2017. Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015. Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps that hedged 80% of the remaining underlying floating rate term loan matured on August 10, 2015.

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units (“DSUs”) and cash-settled restricted share units (“RSUs”). Hedge accounting was not applied to the TRSs.

At December 31, 2015, 5,695,000 TRS units were outstanding. The following TRS contracts were entered into during 2015:

•        79,000 units at an average price of CDN$3.51 to hedge DSUs.

•        3,000,000 units at an average price of CDN$3.48 to hedge cash-settled RSUs.

mda 35
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at December 31,
(in millions)	2015	2014
Asset (liability)
Interest rate swaps	$—	$(0.7)
Foreign currency forward contracts	(13.8)	(48.8)
Energy swap contracts	(2.2)	(9.9)
Total return swap contracts	1.0	(0.6)
	$(15.0)	$(60.0)

Contingencies

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”). The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects. On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff. Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”). On March 26, 2015, the parties filed settlement papers with the Court, and asked it to grant an order preliminarily approving the settlement. The action was settled for $33 million, without admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement. On October 15, 2015, the Court granted final approval of the settlement. Having received final Court approval of the settlement agreement, without any valid objections, all class members (excepting only the six opting out, amounting to only 1,633 shares) were bound by the settlement and deemed to have released Kinross and the other defendants from any claims related to the Amended U.S. Complaint, with all further proceedings in the action being forever stayed. The time to appeal the final Court approval has passed.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “Ontario Action”). A statement of claim in the Ontario Action was subsequently served on April 11, 2012. The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects. On April 22, 2015, the parties advised the Ontario Court that they had agreed to a settlement of all claims in the Ontario Action. On June 17, 2015, the Ontario Court approved the settlement. All of the claims in the Ontario Action were settled for CDN$12.5 million, without any admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement. Pursuant to the settlement, the Ontario Action has been dismissed in its entirety. All class members are bound by the settlement and are deemed to have released Kinross and the other defendants from all claims that were raised in the Ontario Action or could have been raised in the Ontario Action.

On January 16, 2015, a notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992 was filed in the Ontario Court, entitled Frankfurt-Trust Invest Luxemburg AG v. Kinross Gold Corporation (the “Frankfurt Action”). Pursuant to the settlement of the Ontario Action, the Frankfurt Action was dismissed in its entirety and all of the proposed class members are bound by the releases granted in the Ontario action.

mda 36
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

7.      SUMMARY OF QUARTERLY INFORMATION

	2015				2014
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Metal sales	$706.2	$809.4	$755.2	$781.4	$791.3	$945.7	$911.9	$817.4
Net earnings (loss) from continuing operations attributable to common shareholders	$(841.9)	$(52.7)	$(83.2)	$(6.7)	$(1,473.5)	$(4.3)	$46.0	$31.8
Net earnings (loss) from discontinued operations after-tax (a)	$—	$—	$—	$—	$238.4	$(0.8)	$(1.9)	$(2.2)
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$(0.73)	$(0.05)	$(0.07)	$(0.01)	$(1.29)	$—	$0.04	$0.03
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$(0.73)	$(0.05)	$(0.07)	$(0.01)	$(1.29)	$—	$0.04	$0.03
Net cash flow of continuing operations provided from operating activities	$182.2	$232.1	$167.2	$250.1	$179.2	$304.5	$163.9	$210.5

(a) On June 10, 2013, the Company announced its decision to cease development of FDN. As a result, FDN was classified as a discontinued operation. On December 17, 2014, the Company sold its interest in FDN.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in the gold equivalent ounces sold. Fluctuations in the silver price have also affected results.

During the fourth quarter of 2015, revenue decreased to $706.2 million on total gold equivalent ounces sold of 638,040 compared with $791.3 million on sales of 658,730 total gold equivalent ounces during the fourth quarter of 2014. The average gold price realized in the fourth quarter of 2015 was $1,108 per ounce compared with $1,201 per ounce in the fourth quarter of 2014.

Production cost of sales decreased to $439.4 million in the fourth quarter of 2015 compared with $469.2 million in the same period of 2014, primarily due to decreases in gold equivalent ounces sold and a decrease in input costs at various sites.

Fluctuations in the foreign exchange rates have also affected results. Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

In the fourth quarter of 2015, the Company recorded an after-tax impairment charge of $430.2 million relating to its Fort Knox, Tasiast and Round Mountain CGUs, net of a tax recovery of $9.3 million, and inventory and other asset impairment charges of $235.0 million. In addition, during the second quarter of 2015, the Company recognized an inventory impairment charge of $24.5 million at Maricunga.

In the fourth quarter of 2014, the Company recorded after-tax impairment charges of $932.2 million relating to several of its CGUs, net of a tax recovery of $127.9 million and non-controlling interest of $23.7 million.

During the fourth quarter of 2014, the Company completed the sale of its FDN project for gross cash proceeds of $150.0 million and $90.0 million of Lundin Gold common shares, resulting in an after-tax recovery of $238.0 million.

Operating cash flows increased slightly to $182.2 million in the fourth quarter of 2015, compared with $179.2 million in the same period of 2014, primarily due to more favourable working capital changes.

mda 37
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

8.     DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting. In making this assessment, management used the Internal Controls - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures, and internal controls over financial reporting were effective as at December 31, 2015. There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.     CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Kinross’ accounting policies are described in Note 3 to the financial statements. The preparation of the Company’s financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Mineral Reserves and Mineral Resources

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

mda 38
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable mineral reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable mineral reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Impairment of Goodwill and Long-lived Assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis. Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”). Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

mda 39
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

In addition, the Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

Recent Accounting Pronouncements

Revenue recognition

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). The standard replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets From Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”. IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition and measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting. The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”). This standard is effective for annual periods beginning on or after January 1, 2019, and permits early adoption, provided IFRS 15, has been applied, or is applied at the same date as IFRS 16. IFRS 16 requires lessees to recognize assets and liabilities for most leases. The Company is in the process of determining the impact of IFRS 16 on its consolidated financial statements.

mda 40
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

10.     RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2015, which will be filed on SEDAR.

Gold Price and Silver Price

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

In 2015, the Company’s average gold price realized decreased to $1,159 per ounce from $1,263 per ounce in 2014. If the world market price of gold and/or silver continued to drop and the prices realized by Kinross on gold and/or silver sales were to decrease further and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Furthermore, certain of Kinross’ mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross’ control.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave- ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

mda 41
Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

Environmental and Regulatory Risks

Kinross’ mining and processing operations and exploration activities in the United States, the Russian Federation, Brazil, Chile, Mauritania, Ghana and Canada are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross’ mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from mining activities conducted by others prior to Kinross’ ownership of a property. In addition, Kinross may be liable to third parties for exposure to hazardous materials. The costs associated with such responsibilities and liabilities may be substantial. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Kinross is subject to various laws and regulations which, if the Company is alleged to, or does, violate, could result in regulatory or government investigations and/or sanctions, which could adversely impact the Company’s operations. These include anti-bribery laws (including without limitation the U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act and anti-bribery laws in other jurisdictions in which the Company operates), international trade sanctions (including without limitation, in respect of Russia and Ukraine), and anti-money laundering laws and regulations. Kinross has internal policies and procedures to mandate compliance with such laws and regulations; however, there can be no assurance that such policies and procedures will be effective in revealing or preventing violations thereof. Various regulatory and government agencies review transactions and practices of Kinross in connection with the enforcement of applicable laws and regulations, and Kinross regularly cooperates in producing documents and other information sought by such authorities. Consequences of violations could range from cost and expense to remediate, increased operating costs or changes to operations, fines or penalties for violations, expenses of investigations and defense, and potentially cessation of operations.

In August 2013, Kinross received information regarding allegations of improper payments made to government officials and certain internal control deficiencies at its West Africa mining operations. External legal counsel was immediately retained to conduct an objective internal investigation into the allegations. In March and December 2014, and July 2015, Kinross received subpoenas from the United States Securities and Exchange Commission seeking information and documents on substantially the same subjects as had previously been raised. In December 2014, Kinross received similar requests for information from the United States Department of Justice. The internal investigation is ongoing, and additional issues or facts could become known as the investigation continues. On December 10, 2015, the NGOs MiningWatch Canada and the French anti-corruption association Sherpa announced that they had filed a report with the Royal Canadian Mounted Police (“RCMP”) calling for an investigation of the Company for alleged breaches of Canada’s anti-corruption laws at the Company’s Tasiast mine in Mauritania and its Chirano mine in Ghana. The Company has not received a copy of the report and as of the date hereof is not aware of any resulting RCMP investigation or other actions by any Canadian authorities. Consequences of violations could include fines or penalties, de-listing of securities from US stock exchanges and restrictions on export licenses.

mda 42

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Reclamation costs

In certain jurisdictions in which the Company has operations, the Company is required to submit a reclamation plan for its applicable operations to address post-operation reclamation obligations. The Company may incur significant costs in connection with these reclamation activities, which may exceed the provisions the Company has made in respect of its reclamation obligations. In some jurisdictions, reclamation bonds, letters of credit or other forms of financial assurance are required as security for these reclamation obligations. The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition and reclamation cost estimates. Kinross may be required to replace or supplement the existing financial assurance, or source new financial assurance with more expensive forms, which might include cash deposits, which would reduce its cash available for operations and financing activities. There can be no assurance that Kinross will be able to maintain or add to its current level of financial assurance. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance for reclamation costs, where required it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company.

Internal controls

Kinross has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls. Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act, which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Kinross’ failure to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

Indebtedness and an inability to satisfy repayment obligations

Although Kinross has been successful in repaying debt in the past, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

mda 43

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Mineral Reserve and Mineral Resource Estimates

The mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of December 31, 2015, based upon a gold price of $1,200 per ounce of gold.

Prolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserves. Should such reductions occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Kinross’ future plans rely on mine development projects, which involve significant uncertainties

The Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; reserve estimates; and future metal prices. Development projects are also subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal restrictions or governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic to complete. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross’ actual costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; short term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Operating costs may also be affected by a variety of factors, including: ore grade metallurgy,  labour costs, cost of commodities and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

mda 44

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

Shortages and Price Volatility of Input Commodities and Equipment

The Company is dependent on various input commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide) and equipment (including parts) to conduct its mining operations and development projects. A shortage of such input commodities or equipment or a significant increase in their cost could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile, Brazil and Ghana. Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. An increase in the cost, or decrease in the availability, of input commodities or equipment may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations.

Political Developments and Uncertainty in the Russian Federation

Ongoing political tensions and uncertainties as a result of the Russian Federation’s foreign policy decisions and actions in respect of Ukraine have resulted in the imposition of economic sanctions and increased the risk that certain governments may impose further economic, or other, sanctions or penalties on, or may take other actions against, the Russian Federation or on persons and/or companies conducting business in the Russian Federation or may otherwise act in support of Ukraine. There can be no assurance that sanctions or other penalties will not be imposed, or other actions will not be taken, by the Russian Federation, including in response to existing or threatened sanctions or other penalties or actions by Canada, the United States or the European Union and/or other governments against the Russian Federation or persons and/or companies conducting business in the Russian Federation. The imposition of such economic sanctions or other penalties, or such other actions by the Russian Federation and/or other governments, could have a material adverse effect on the Company’s assets and operations.

Political, Economic and Legislative Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Canada, Brazil, Chile, the Russian Federation, Mauritania and Ghana and such operations are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; thefts and illegal incursions on property (such as those which have occurred at Paracatu); extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation, royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

mda 45

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest.

The Company is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of rouble revenues into foreign currency. Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

Although the Company has completed the sale of all of its interest in Aurelian and the FDN project in Ecuador to Lundin Gold, certain residual risks may remain in respect of FDN. Certain liabilities and obligations exist under the purchase agreement with Lundin Gold. In addition, the Company has also signed a bilateral treaty with the government of Ecuador in respect of the transition of the FDN assets to Lundin Gold. There can be no guarantee that the Company (and/or any of its directors, officers or employees) will not be subject to any obligations or liabilities, litigation, or other claims or actions in respect of its ongoing contractual obligations, or any of the Company’s prior activities on or in respect thereof or otherwise in Ecuador.

Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these regulations and permits at all times.

Title to Properties and Community Relations

The validity of mining claims which constitute most of Kinross’ property holdings may, in certain cases, be uncertain and subject to being contested. Kinross’ titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company’s ability to develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to develop or operate its mining properties.

Competition

The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Arrangements

Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

mda 46

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2016, sensitivity to a 10% change in the gold price is estimated to have an approximate $300 million impact on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2016, sensitivity to a 10% change in the silver price is estimated to have an $8 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s corporate revolving credit and term loan facilities are subject to variable interest rates.

Hedging Risks

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross’ practice is not to hedge metal sales. On occasion, however, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2015, there were no gold or silver derivative financial instruments outstanding. In addition, Kinross is not subject to margin requirements on any of its hedging lines.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold is sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future. The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and United States dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company’s pre-tax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company’s financial statements for the year ended December 31, 2015.

Credit, Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty.

As at December 31, 2015, the Company’s gross credit exposure, including cash and cash equivalents, was $1,263.4 million and at December 31, 2014, the gross credit exposure, including cash and cash equivalents, was $1,176.0 million.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

mda 47

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

The Company has investment grade credit ratings from Fitch Ratings and Standard & Poor’s. However, there is no assurance that these credit ratings will remain in effect for any given period of time or that any such ratings will not be revised or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

Kinross’ ability to access capital markets is dependent upon its credit ratings

The Company’s ability to access debt markets and the related cost of debt financing is dependent upon its credit ratings. The Company has investment grade credit ratings from Fitch Ratings and Standard & Poor’s. On March 16, 2015, Moody’s announced a downgrade of the Company’s senior unsecured ratings from Baa3 to Ba1 in light of the Moody’s downgrade of the Russian Federation’s sovereign rating to Ba1 and the Company’s concentration of cash flows from its operations in the Russian Federation. There is no assurance that these credit ratings will remain in effect for any given period of time or that any such ratings will not be revised or withdrawn entirely by a rating agency. On January 21, 2016, Moody’s announced plans to conduct a review of its ratings on a number of mining companies globally, including Kinross, in light of the recent downturn in the commodities markets. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company has conducted investigations in connection with recent acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions. The Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with these acquisitions proves to be inaccurate. Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows.

Global Financial Condition

The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

•	Volatility in commodity prices and foreign exchange rates;

•	Tightening of credit markets;

•	Increased counterparty risk; and

•	Volatility in the prices of publicly traded entities.

The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”.

Although the tighter credit markets have restricted the ability of certain companies to access capital, to date this has not affected the Company’s liquidity.

The Company re-negotiated its term loan and revolving credit facility in 2015 to extend their terms to August 2019 and August 2020, respectively, while also amending the leverage ratio covenant. As at December 31, 2015, the Company had $1,506.0 million available under its credit facility arrangements. However, continued tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

mda 48

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Market Price Risk

Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been brought against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Impairment

Kinross evaluates, on at least an annual basis, the carrying amount of its CGUs to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. Goodwill is required to be tested annually for impairment and Kinross performs this annual test at the end of the fourth quarter. In addition, at each reporting period end, Kinross assesses whether there is any indication that any of its CGUs’ carrying amounts exceed their recoverable amounts, and if there is such an indication, the Company would test for potential impairment at that time. The recoverable amounts, or fair values, of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

As at December 31, 2015, Kinross recorded an after-tax impairment charge of $430.2 million related to property plant and equipment impairment. In the absence of any mitigating valuation factors, Kinross’ failure to achieve its valuation assumptions or declines in the fair values of its CGUs may, over time, result in further impairment charges.

Paracatu water supply and use

Operations at Paracatu are dependent on rainfall as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water are stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact operations at Paracatu. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

Human Resources

In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the ageing workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-man life insurance with respect to its executives.

mda 49

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

11.  SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings (loss) from continuing operations for the periods presented:

	Years ended December 31,
(in millions, except share and per share amounts)	2015	2014
Net loss from continuing operations attributable to common shareholders - as reported	$(984.5)	$(1,400.0)
Adjusting items:
Foreign exchange losses	30.6	50.1
Non-hedge derivatives losses - net of tax	3.5	4.5
Losses on sale of other assets - net of tax	13.7	3.1
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	132.9	112.8
Impairment charges - net of tax	668.7	1,098.2
Change in deferred income taxes due to tax reforms enacted in Chile	—	32.7
Taxes in respect of prior years	22.2	45.2
Chile weather event related costs - net of tax	18.2	—
Impairment of investments and other - net of tax	9.5	162.6
Reclamation and remediation expense (recovery) - net of tax	(9.6)	21.9
Insurance recoveries - net of tax	(18.4)	—
Restructuring - net of tax	22.2	—
	893.5	1,531.1
Adjusted net earnings (loss) from continuing operations attributable to common shareholders	$(91.0)	$131.1
Weighted average number of common shares outstanding - Basic	1,146.0	1,144.3
Adjusted net earnings (loss) from continuing operations per share	$(0.08)	$0.11

mda 50

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from continuing operations for the periods presented:

	Years ended December 31,
(in millions)	2015	2014
Net cash flow of continuing operations provided from operating activities - as reported	$831.6	$858.1
Adjusting items:
Working capital changes:
Accounts receivable and other assets	(91.0)	(26.9)
Inventories	(63.5)	59.4
Accounts payable and other liabilities, including taxes	109.5	133.2
	(45.0)	165.7
Adjusted operating cash flow from continuing operations	$786.6	$1,023.8

mda 51

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2015	2014
Production cost of sales - as reported	$1,834.8	$1,971.2
Less: portion attributable to Chirano non-controlling interest	(18.0)	(16.6)
Attributable production cost of sales	$1,816.8	$1,954.6
Gold equivalent ounces sold	2,634,867	2,743,398
Less: portion attributable to Chirano non-controlling interest	(25,997)	(28,040)
Attributable gold equivalent ounces sold	2,608,870	2,715,358
Consolidated production cost of sales per equivalent ounce sold	$696	$719
Attributable production cost of sales per equivalent ounce sold	$696	$720

mda 52

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2015	2014
Production cost of sales - as reported	$1,834.8	$1,971.2
Less: portion attributable to Chirano non-controlling interest	(18.0)	(16.6)
Less: attributable silver revenues	(82.5)	(93.6)
Attributable production cost of sales net of silver by-product revenue	$1,734.3	$1,861.0
Gold ounces sold	2,562,219	2,669,278
Less: portion attributable to Chirano non-controlling interest	(25,925)	(27,970)
Attributable gold ounces sold	2,536,294	2,641,308
Attributable production cost of sales per ounce sold on a by-product basis	$684	$705

mda 53

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per ounce)	2015	2014
Production cost of sales - as reported	$1,834.8	$1,971.2
Less: portion attributable to Chirano non-controlling interest (a)	(18.0)	(16.6)
Less: attributable (b) silver revenues (c)	(82.5)	(93.6)
Attributable (b) production cost of sales net of silver by-product revenue	$1,734.3	$1,861.0
Adjusting items on an attributable (b) basis:
General and administrative (d)	160.6	178.8
Other operating expense - sustaining (e)	21.5	3.9
Reclamation and remediation - sustaining (f)	58.0	61.8
Exploration and business development - sustaining (g)	59.0	56.7
Additions to property, plant and equipment - sustaining (h)	428.5	387.0
All-in Sustaining Cost on a by-product basis - attributable (b)	$2,461.9	$2,549.2
Other operating expense - non-sustaining (e)	20.8	36.9
Reclamation and remediation - non-sustaining (f)	(7.9)	17.5
Exploration - non-sustaining (g)	47.6	48.7
Additions to property, plant and equipment - non-sustaining (h)	132.7	179.2
All-in Cost on a by-product basis - attributable (b)	$2,655.1	$2,831.5
Gold ounces sold	2,562,219	2,669,278
Less: portion attributable to Chirano non-controlling interest (i)	(25,925)	(27,970)
Attributable (b) gold ounces sold	2,536,294	2,641,308
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$971	$965
Attributable (b) all-in cost per ounce sold on a by-product basis	$1,047	$1,072

mda 54

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2015	2014
Production cost of sales - as reported	$1,834.8	$1,971.2
Less: portion attributable to Chirano non-controlling interest (a)	(18.0)	(16.6)
Attributable (b) production cost of sales	$1,816.8	$1,954.6
Adjusting items on an attributable (b) basis:
General and administrative (d)	160.6	178.8
Other operating expense - sustaining (e)	21.5	3.9
Reclamation and remediation - sustaining (f)	58.0	61.8
Exploration and business development - sustaining (g)	59.0	56.7
Additions to property, plant and equipment - sustaining (h)	428.5	387.0
All-in Sustaining Cost - attributable (b)	$2,544.4	$2,642.8
Other operating expense - non-sustaining (e)	20.8	36.9
Reclamation and remediation - non-sustaining (f)	(7.9)	17.5
Exploration - non-sustaining (g)	47.6	48.7
Additions to property, plant and equipment - non-sustaining (h)	132.7	179.2
All-in Cost - attributable (b)	$2,737.6	$2,925.1
Gold equivalent ounces sold	2,634,867	2,743,398
Less: portion attributable to Chirano non-controlling interest (i)	(25,997)	(28,040)
Attributable (b) gold equivalent ounces sold	2,608,870	2,715,358
Attributable (b) all-in sustaining cost per equivalent ounce sold	$975	$973
Attributable (b) all-in cost per equivalent ounce sold	$1,049	$1,077

mda 55

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

(a) Portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(b) “Attributable” includes Kinross’ share of Chirano (90%) production.

(c) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) “General and administrative” expense is as reported on the consolidated statement of operations, net of certain restructuring and transaction costs. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company, except to the extent incurred for specific items or activities not representative of the underlying operating performance of our business.

(e) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non- sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(h) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows) net of proceeds from the disposal of certain property, plant and equipment, less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2015 relate to projects at Tasiast, Chirano and La Coipa.

(i) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

mda 56

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include): “Mineral Reserve”, “Operational Outlook”, “Project Updates and New Developments”, “Liquidity Outlook”, “Contractual Obligations and Commitments”, “Contingencies”, “Other legal matters”, and “Risk Analysis”, and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “anticipate”, “assumption”, “believe”, “budget”, “contemplate”, “consideration”, “contingent”, “estimates”, “expects”, “explore”, “feasibility”, “forecast”, “focus”, “forward”, “guidance”, “indicate”, “intend”, “initiative”, “measures”, “model”, “objective”, “optimize”, “outlook”, “opportunity”, “phased,” “plan”, “possible”, “potential”, “pre-feasibility”, “priority”, “project”, “projection”, “strategy”, “study”, “target”, or “trend”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to following workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailing facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining an investment grade debt rating being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of investment in and development of FDN and its sale, or any of the Company’s prior activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark- to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form and the “Risk Analysis” section of our 2015 year-end MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

mda 57

Kinross Gold 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Key Sensitivities

Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $15 impact on production cost of sales per ounce2.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $14 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $24 impact on Brazilian production cost of sales per ounce

A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company, who is a “qualified person” within the meaning of National Instrument 43-101. The technical information about the Company’s exploration activities contained in this MD&A has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI43-101.

2 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

mda 58

Kinross Gold 2015

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto, and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

J. PAUL ROLLINSON	TONY S. GIARDINI
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
Toronto, Canada	Toronto, Canada
February 10, 2016	February 10, 2016

fs 1

Kinross Gold 2015

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Kinross Gold Corporation

We have audited the accompanying consolidated financial statements of Kinross Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated statements of operations, comprehensive loss, cash flows and equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kinross Gold Corporation as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants
February 10, 2016
Toronto, Canada

fs 2

Kinross Gold 2015

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at
		December 31, 2015	December 31, 2014

Assets
Current assets
Cash and cash equivalents	Note 7	$1,043.9	$983.5
Restricted cash	Note 7	10.5	41.3
Accounts receivable and other assets	Note 7	109.2	170.4
Current income tax recoverable		123.3	115.2
Inventories	Note 7	1,005.2	1,276.7
		2,292.1	2,587.1
Non-current assets
Property, plant and equipment	Note 7	4,593.7	5,409.4
Goodwill	Note 7	162.7	162.7
Long-term investments	Note 7	83.1	111.0
Investments in associate and joint venture	Note 9	157.1	156.8
Other long-term assets	Note 7	370.2	417.9
Deferred tax assets	Note 17	76.5	106.5
Total assets		$7,735.4	$8,951.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$379.6	$421.9
Current income tax payable		6.4	19.2
Current portion of long-term debt	Note 12	249.5	60.0
Current portion of provisions	Note 13	50.3	43.1
Current portion of unrealized fair value of derivative liabilities	Note 10	16.0	60.2
		701.8	604.4
Non-current liabilities
Long-term debt	Note 12	1,731.9	1,998.1
Provisions	Note 13	720.8	780.9
Other long-term liabilities		148.7	207.2
Deferred tax liabilities	Note 17	499.0	469.0
Total liabilities		3,802.2	4,059.6

Equity
Common shareholders’ equity
Common share capital	Note 14	$14,603.5	$14,587.7
Contributed surplus		239.2	239.0
Accumulated deficit		(10,922.1)	(9,937.6)
Accumulated other comprehensive loss	Note 7	(31.3)	(46.1)
Total common shareholders’ equity		3,889.3	4,843.0
Non-controlling interest		43.9	48.8
Total equity		3,933.2	4,891.8
Commitments and contingencies	Note 19
Subsequent events	Note 6 i, 12
Total liabilities and equity		$7,735.4	$8,951.4

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 14	1,146,540,188	1,144,576,474

The accompanying notes are an integral part of these consolidated financial statements

Signed on behalf of the Board:

John A. Brough	John M. H. Huxley

Director	Director

fs 3

Kinross Gold 2015

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of United States dollars, except share and per share amounts)

		Years ended
		December 31, 2015	December 31, 2014

Revenue
Metal sales		$3,052.2	$3,466.3

Cost of sales
Production cost of sales		1,834.8	1,971.2
Depreciation, depletion and amortization		897.7	874.7
Impairment charges	Note 8	699.0	1,251.4
Total cost of sales		3,431.5	4,097.3
Gross loss		(379.3)	(631.0)
Other operating expense		76.2	111.8
Exploration and business development		108.0	105.6
General and administrative		179.4	178.8
Operating loss		(742.9)	(1,027.2)
Other income (expense) - net	Note 7	(20.3)	(215.5)
Equity in earnings (losses) of associate and joint venture	Note 7	3.2	(5.8)
Finance income		8.3	11.2
Finance expense	Note 7	(96.0)	(80.1)
Loss before tax		(847.7)	(1,317.4)
Income tax expense - net	Note 17	(141.7)	(109.7)
Loss from continuing operations after tax		(989.4)	(1,427.1)
Earnings from discontinued operations after tax	Note 6 ii	—	233.5
Net loss		$(989.4)	$(1,193.6)

Net loss from continuing operations attributable to:
Non-controlling interest		$(4.9)	$(27.1)
Common shareholders		$(984.5)	$(1,400.0)
Net loss attributable to:
Non-controlling interest		$(4.9)	$(27.1)
Common shareholders		$(984.5)	$(1,166.5)

Loss per share from continuing operations attributable to common shareholders
Basic		$(0.86)	$(1.22)
Diluted		$(0.86)	$(1.22)
Loss per share attributable to common shareholders
Basic		$(0.86)	$(1.02)
Diluted		$(0.86)	$(1.02)

Weighted average number of common shares outstanding (millions)	Note 16
Basic		1,146.0	1,144.3
Diluted		1,146.0	1,144.3

The accompanying notes are an integral part of these consolidated financial statements fs 4

Kinross Gold 2015

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(expressed in millions of United States dollars)

		Years ended
		December 31, 2015	December 31, 2014

Net loss		$(989.4)	$(1,193.6)

Other comprehensive income (loss), net of tax:	Note 7
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)		(28.1)	7.0
Reclassification to earnings for impairment charges		7.6	1.5
Accumulated other comprehensive loss related to investments sold (b)		—	(6.1)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		(38.1)	(40.3)
Accumulated other comprehensive income related to derivatives settled (d)		73.4	28.3
		14.8	(9.6)
Total comprehensive loss		$(974.6)	$(1,203.2)

Comprehensive loss from continuing operations		$(974.6)	$(1,436.7)
Comprehensive income from discontinued operations	Note 6 ii	—	233.5
Total comprehensive loss		$(974.6)	$(1,203.2)
Attributable to non-controlling interest		$(4.9)	$(27.1)
Attributable to common shareholders		$(969.7)	$(1,176.1)

(a)	Net of tax of $nil (2014 - $nil)
(b)	Net of tax of $nil (2014 - $nil)
(c)	Net of tax of $(13.1) million (2014 - $(4.9) million)
(d)	Net of tax of $21.3 million (2014 - $9.1 million)

The accompanying notes are an integral part of these consolidated financial statements fs 5

Kinross Gold 2015

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of United States dollars)

	Years ended
	December 31, 2015	December 31, 2014

Net inflow (outflow) of cash related to the following activities:

Operating:
Loss from continuing operations	$(989.4)	$(1,427.1)
Adjustments to reconcile loss from continuing operations to net cash provided from operating activities:
Depreciation, depletion and amortization	897.7	874.7
Impairment charges	699.0	1,251.4
Impairment of investments	7.6	158.1
Equity in (earnings) losses of associate and joint venture	(3.2)	5.8
Non-hedge derivative (gains) losses - net	(1.5)	5.1
Share-based compensation expense	17.1	26.2
Finance expense	96.0	80.1
Deferred tax expense (recovery)	53.0	(13.8)
Foreign exchange losses and other	18.2	45.8
Reclamation expense (recovery)	(7.9)	17.5
Changes in operating assets and liabilities:
Accounts receivable and other assets	91.0	26.9
Inventories	63.5	(59.4)
Accounts payable and accrued liabilities	27.9	52.1
Cash flow provided from operating activities	969.0	1,043.4
Income taxes paid	(137.4)	(185.3)
Net cash flow of continuing operations provided from operating activities	831.6	858.1
Net cash flow of discontinued operations used in operating activities	—	(8.8)

Investing:
Additions to property, plant and equipment	(610.0)	(631.8)
Net additions to long-term investments and other assets	(59.7)	(55.5)
Net proceeds from the sale of property, plant and equipment	2.3	30.5
Decrease in restricted cash	30.8	17.7
Interest received and other	4.0	4.5
Net cash flow of continuing operations used in investing activities	(632.6)	(634.6)
Net cash flow of discontinued operations provided from investing activities	1.0	148.2
Financing:
Issuance of common shares on exercise of options	—	0.1
Proceeds from issuance of debt	22.5	913.0
Repayment of debt	(102.5)	(980.1)
Interest paid	(48.8)	(20.6)
Settlement of derivative instruments	—	(2.0)
Other	(2.9)	(4.6)
Net cash flow of continuing operations used in financing activities	(131.7)	(94.2)
Net cash flow of discontinued operations used in financing activities	—	—
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(7.9)	(19.7)
Increase in cash and cash equivalents	60.4	249.0
Cash and cash equivalents, beginning of period	983.5	734.5
Cash and cash equivalents, end of period	$1,043.9	$983.5

The accompanying notes are an integral part of these consolidated financial statements fs 6

Kinross Gold 2015

CONSOLIDATED STATEMENTS OF EQUITY

(expressed in millions of United States dollars)

	Years ended
	December 31, 2015	December 31, 2014

Common share Capital and common share purchase Warrants
Balance at the beginning of the period	14,587.7	$14,737.1
Transfer from contributed surplus on exercise of options and restricted shares	15.8	12.5
Options exercised, including cash	—	0.1
Expiry of warrants	—	(162.0)
Balance at the end of the period	$14,603.5	$14,587.7

Contributed surplus
Balance at the beginning of the period	$239.0	$84.5
Share-based compensation	17.1	25.1
Transfer of fair value of exercised options and restricted shares	(16.9)	(17.1)
Expiry of warrants, net of tax	—	146.5
Balance at the end of the period	$239.2	$239.0

Accumulated deficit
Balance at the beginning of the period	$(9,937.6)	$(8,771.1)
Net loss attributable to common shareholders	(984.5)	(1,166.5)
Balance at the end of the period	$(10,922.1)	$(9,937.6)

Accumulated other comprehensive loss
Balance at the beginning of the period	$(46.1)	$(36.5)
Other comprehensive income (loss)	14.8	(9.6)
Balance at the end of the period	$(31.3)	$(46.1)
Total accumulated deficit and accumulated other comprehensive loss	$(10,953.4)	$(9,983.7)

Total common shareholders’ equity	$3,889.3	$4,843.0

Non-controlling interest
Balance at the beginning of the period	$48.8	$75.9
Net loss attributable to non-controlling interest	(4.9)	(27.1)
Balance at the end of the period	$43.9	$48.8

Total equity	$3,933.2	$4,891.8

The accompanying notes are an integral part of these consolidated financial statements fs 7

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

1.          DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2015 were authorized for issue in accordance with a resolution of the board of directors on February 10, 2016.

2.          BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2015 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

fs 8
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

3.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i. Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year end.

			As at
Entity	Property/ Segment	Location	December 31, 2015		December 31, 2014
Subsidiaries:
(Consolidated)
Fairbanks Gold Mining, Inc	Fort Knox	USA	100%		100%
Kinross Brasil Mineração S.A. (“KBM”)	Paracatu	Brazil	100%		100%
Compania Minera Maricunga	Maricunga and Lobo Marte / Maricunga and Corporate and Other	Chile	100%		100%
Compania Minera Mantos de Oro	La Coipa / Corporate and Other	Chile	100%		100%
Echo Bay Minerals Company	Kettle River - Buckhorn	USA	100%		100%
Chukotka Mining and Geological Company	Kupol	Russian Federation	100%		100%
Northern Gold LLC	Dvoinoye/ Kupol	Russian Federation	100%		100%

Selene Holdings LP	White Gold/ Corporate and Other	Canada	100%		100%
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	100%		100%
Chirano Gold Mines Ltd. (Ghana) (a)	Chirano	Ghana	90%		90%

Interest in joint operation:
(Relative share consolidated)
Round Mountain Gold Corporation	Round Mountain	USA	50	%(b)	50%

Investment in associate:
(Equity accounted)
Compania Minera Casale	Cerro Casale/ Corporate and Other	Chile	25%		25%

Interest in joint venture:
(Equity accounted)
Sociedad Contractual Minera Puren	La Coipa/ Corporate and Other	Chile	65%		65%

(a)	The Company holds a 90% interest in the Chirano Gold Mine with the Government of Ghana having the right to the remaining 10% interest.

(b)	The Company has a joint operation interest in Round Mountain through its 50% ownership in the Smoky Valley Common Operation. Under the joint operation agreement between the Company and Barrick Gold Corporation (“Barrick”), the Company is the operator.

The Management Committee of the joint operation represents the joint operation partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint operation owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain from Barrick. See Note 6 i.

fs 9
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

(a)    Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

(b)    Joint Arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control over such arrangements and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement. The Company’s interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement. In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement. For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes in the consolidated financial statements its investment in the joint arrangement using the equity method of accounting.

(c)    Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.

Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.

ii. Functional and presentation currency

The functional and presentation currency of the Company is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•	Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•	Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and

•	Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

fs 10
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

iii. Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

Restricted cash is cash held in banks that is not available for general corporate use.

iv. Short-term investments

Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

v. Long-term investments

Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as available-for-sale investments. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired. When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from AOCI to the consolidated statement of operations.

vi. Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

In-process inventories represent materials that are in the process of being converted to a saleable product.

Materials and supplies are valued at the lower of average cost and NRV.

Write downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV.

vii. Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

fs 11
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

viii. Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:

•	has begun planned principal activities;

•	has employees, intellectual property and other inputs and processes that could be applied to those inputs;

•	is pursuing a plan to produce outputs; and

•	will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

ix. Goodwill

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU.

Goodwill arises principally because of the following factors: (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

fs 12
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

x. Exploration and evaluation (“E&E”) costs

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

•	gathering exploration data through topographical and geological studies;

•	exploratory drilling, trenching and sampling;

•	determining the volume and grade of the resource;

•	test work on geology, metallurgy, mining, geotechnical and environmental; and

•	conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired E&E costs consist of:

•	fair value of the estimated potential ounces, and

•	exploration properties.

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors.

xi. Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation and, for qualifying assets, capitalized borrowing costs.

Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Acquired or capitalized exploration and evaluation costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

(a)   Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

fs 13
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Mineral interests consist of:

•	Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, exploration and evaluation costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

•	Pre-development properties, which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

(b)   Depreciation, depletion and amortization

For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

Land is not depreciated.

Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

Acquired or capitalized exploration and evaluation costs and assets under construction are not depreciated. These assets are depreciated when they are put into production in their intended use.

(c)   Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

xii. Impairment of Goodwill and Long-lived Assets

Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU has been reduced below its carrying amount.

The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project. For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment testing purposes.

If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the carrying value to its recoverable amount. The recoverable amount of a CGU or asset is the higher of its fair value less costs to sell and its value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset.

fs 14
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management covering a 7 year to 27 year period.

Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices. For the 2015 annual goodwill impairment analysis, estimated 2016, 2017 and long-term gold prices of $1,100, $1,100 and $1,250 per ounce, respectively, and estimated 2016, 2017 and long-term silver prices of $16.00, $17.00 and $18.00 per ounce, respectively, were used. For the 2014 annual goodwill impairment analysis, estimated 2015, 2016 and long-term gold prices of $1,200, $1,300 and $1,300 per ounce, respectively, and estimated 2015, 2016 and long-term silver prices of $18.00, $19.25 and $20.30 per ounce, respectively, were used.

The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. For the 2015 annual goodwill impairment analysis, estimated 2016, 2017 and long-term oil prices of $55, $55 and $65 per barrel, respectively, were used. For the 2014 annual goodwill impairment analysis, an estimated 2015 and long-term oil price of $75 per barrel was used.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the 2015 annual goodwill impairment analysis, real discount rates of between 4.36% and 6.44% were used. For the 2014 annual goodwill impairment analysis, real discount rates of between 4.75% and 6.16% were used.

Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, where applicable, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU.

When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at December 31, 2015 in respect of the fair value determinations at that date, which ranged from 0.7 to 1.1. NAV multiples observed at December 31, 2014 were in the range of 0.9 and 1.2. The selected ranges of multiples applied to each CGU, which may be different from the ranges noted above, took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

fs 15
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

xiii. Financial instruments and hedging activity

(a)   Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as “fair value through profit and loss”, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “available-for-sale”, “held-to-maturity”, or “loans and receivables”. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as fair value through profit and loss or “other financial liabilities”.

Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the consolidated statement of operations. Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in OCI, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the consolidated statement of operations. Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and cash equivalents, restricted cash and short-term investments are designated as fair value through profit and loss and are measured at fair value. Trade receivables and certain other assets are designated as loans and receivables. Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as available-for sale. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as fair value through profit and loss.

(b)   Hedges

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are only included in earnings when the underlying hedged transaction, identified at the contract inception, is completed. Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of operations. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. Amounts recorded in OCI are recognized in the consolidated statement of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the consolidated statement of operations in the period in which they occur.

For hedges that do not qualify for hedge accounting, gains or losses are recognized in the consolidated statement of operations in the current period.

fs 16
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

(c)   Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available-for-sale, an evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available-for-sale financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations. Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

xiv. Share-based payments

The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

Share Option Plan: Stock options are generally equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of the vested options, the shares are issued from treasury.

Restricted Share Plan: Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan. Both RSUs and RPSUs are generally equity-settled and awarded to certain employees as a percentage of long-term incentive awards.

(a)	RSUs are fair valued based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On vesting of RSUs, shares are generally issued from treasury.

(b)	RPSUs are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are fair valued as follows: The portion of the RPSUs related to market conditions is fair valued based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On vesting of RPSUs, shares are generally issued from treasury.

Deferred Share Unit Plan: Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Employee Share Purchase Plan: The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market.

xv. Metal sales

Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. Revenue from metal sales is recognized when all the following conditions have been satisfied:

•	The significant risks and rewards of ownership have been transferred;

•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

fs 17
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are generally met when the sales price is fixed and title has passed to the customer.

xvi. Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the end of mine life. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.

xvii. Income tax

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Corporation has the legal right and intent to offset.

xviii. Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

fs 18
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

4.          RECENT ACCOUNTING PRONOUNCEMENTS

Revenue recognition

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). The standard replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets From Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”. IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting. The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”). This standard is effective for annual periods beginning on or after January 1, 2019, and permits early adoption, provided IFRS 15, has been applied, or is applied at the same date as IFRS 16. IFRS 16 requires lessees to recognize assets and liabilities for most leases. The Company is in the process of determining the impact of IFRS 16 on its consolidated financial statements.

5.          SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

i.          Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

(a)   Mineral Reserves and Mineral Resources

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

fs 19
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

(b)   Depreciation, depletion and amortization

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c)   Taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

ii.          Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a)   Mineral Reserves and Mineral Resources

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)   Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

(c)   Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

(d)   Impairment of goodwill and long-lived assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, future and long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis. Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

fs 20
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

(e)   Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(f)   Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(g)   Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

fs 21
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

(h)   Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

fs 22
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

6.	ACQUISITIONS AND DISPOSITIONS

i.	Acquisition of Bald Mountain and remaining 50% interest in Round Mountain

On November 12, 2015, the Company announced that it had entered into a definitive asset purchase agreement with Barrick to acquire 100% of the Bald Mountain gold mine (“Bald Mountain”), which includes a large associated land package, and the remaining 50% interest in the Round Mountain gold mine for $610 million in cash, subject to a working capital adjustment. In addition to the purchase price, Barrick will receive a contingent 2% net smelter return royalty on future gold production from Kinross’ 100%-owned Bald Mountain lands that will come into effect following the post-closing production of 10 million ounces from such lands. Approximately 40% of the Bald Mountain land package is subject to a 50/50 exploration joint venture partnership between Kinross and Barrick, with Kinross as the operator. On January 11, 2016, the Company completed the transaction.

The acquisition, which will be accounted for as a business combination as at January 11, 2016, represents a strategic fit with the Company’s open-pit heap leach skill set and existing portfolio of operating assets, and enhances the production profile in the United States.

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. As the Company gained control of Round Mountain in the transaction, in accordance with IFRS, the assets and liabilities set out below represent 100% of the value of Round Mountain in addition to 100% of Bald Mountain. Final valuations of assets and liabilities are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. The preliminary allocation is subject to adjustment with the final allocation to be completed later in 2016.

Preliminary Purchase Price Allocation
Net working capital	$182.8
Property, plant and equipment (including mineral interests)	725.9
Other long-term assets	19.7
Provisions	(178.3)
Other long-term liabilities	(0.1)
Net assets	$750.0
Less: Fair value of previously held interest in Round Mountain	140.0
Cash consideration	$610.0

ii.	Disposition of interest in Fruta del Norte

On December 17, 2014, the Company completed the sale of its interest in Aurelian Resources Inc. (“Aurelian”) and the Fruta del Norte project in Ecuador to Lundin Gold Inc., a member of the Lundin Group of Companies, for gross cash proceeds of $150.0 million and $90.0 million in Lundin Gold Inc. common shares, resulting in an after-tax recovery of $238.0 million. Prior to the disposition, the Company’s interest in Aurelian was classified as a discontinued operation. For the year ended December 31, 2014 the Company recognized after tax earnings of $233.5 million from the discontinued operation, including the recovery on sale of Aurelian of $238.0 million.

fs 23

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

7.	CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.	Cash and cash equivalents:

	December 31, 2015	December 31, 2014
Cash on hand and balances with banks	$460.3	$503.2
Short-term deposits	583.6	480.3
	$1,043.9	$983.5

Restricted cash:

	December 31, 2015	December 31, 2014
Restricted cash (a)	$10.5	$41.3

(a) As at December 31, 2015, restricted cash relates to loan escrow judicial deposits and environmental indemnities related to Chirano and certain other sites. As at December 31, 2014, restricted cash relates to the Kupol loan (see Note 12 (iii)), loan escrow judicial deposits and environmental indemnities related to Chirano and certain other sites.

ii.	Accounts receivable and other assets:

	December 31, 2015	December 31, 2014
Trade receivables	$4.4	$4.8
Prepaid expenses	17.0	32.3
VAT receivable	53.4	72.5
Deposits	11.8	36.3
Other	22.6	24.5
	$109.2	$170.4

fs 24

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

iii.	Inventories:

	December 31, 2015	December 31, 2014
Ore in stockpiles (a)	$195.7	$197.1
Ore on leach pads (b)	250.0	304.9
In-process	85.5	81.2
Finished metal	24.4	48.8
Materials and supplies	607.2	788.7
	1,162.8	1,420.7
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(157.6)	(144.0)
	$1,005.2	$1,276.7

(a)	Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in other long-term assets on the consolidated balance sheet. See Note 7 vii.
(b)	Ore on leach pads relates to the Company’s Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2018, Tasiast in 2016, Fort Knox in 2020, and 50% owned Round Mountain in 2019. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in other long-term assets on the consolidated balance sheet. See Note 7 vii.
(c)	During the years ended December 31, 2015 and 2014, inventory impairment charges were recorded within cost of sales to reduce the carrying value of inventory to its net realizable value. See Note 8 ii.

fs 25

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

iv.	Property, plant and equipment:

		Mineral Interests (a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2015	$7,020.1	$7,462.2	$168.8	$14,651.1
Additions	349.3	175.9	—	525.2
Capitalized interest	16.9	23.6	—	40.5
Disposals	(71.0)	(3.6)	(4.7)	(79.3)
Other	16.9	(6.7)	0.2	10.4
Balance at December 31, 2015	7,332.2	7,651.4	164.3	15,147.9

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2015	$(4,191.8)	$(4,970.7)	$(79.2)	$(9,241.7)
Depreciation, depletion and amortization	(484.5)	(446.4)	—	(930.9)
Impairment charge (b)	(220.8)	(218.7)	—	(439.5)
Disposals	59.9	—	—	59.9
Other	2.1	(3.9)	(0.2)	(2.0)
Balance at December 31, 2015	(4,835.1)	(5,639.7)	(79.4)	(10,554.2)

Net book value	$2,497.1	$2,011.7	$84.9	$4,593.7

Amount included above as at December 31, 2015:
Assets under construction	$201.9	$121.2	$—	$323.1
Assets not being depreciated (c)	$361.1	$322.1	$84.9	$768.1

(a)	At December 31, 2015, the significant development and operating properties include Fort Knox, 50% owned Round Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.
(b)	At December 31, 2015, an impairment charge was recorded against property, plant and equipment at Fort Knox, 50% owned Round Mountain, and Tasiast. See Note 8 i.
(c)	Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

fs 26

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

(Tabular amounts in millions of United States dollars)

		Mineral Interests(a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2014	$6,699.3	$8,172.3	$177.4	$15,049.0
Additions	352.7	272.8	—	625.5
Capitalized interest	26.9	35.8	—	62.7
Disposals (b)	(77.8)	(998.5)	(8.6)	(1,084.9)
Other	19.0	(20.2)	—	(1.2)
Balance at December 31, 2014	7,020.1	7,462.2	168.8	14,651.1

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2014	$(3,589.9)	$(4,876.4)	$—	$(8,466.3)
Depreciation, depletion and amortization	(422.8)	(453.3)	—	(876.1)
Impairment charge (c)	(218.9)	(640.4)	(79.2)	(938.5)
Disposals (b)	43.2	998.5	—	1,041.7
Other	(3.4)	0.9	—	(2.5)
Balance at December 31, 2014	(4,191.8)	(4,970.7)	(79.2)	(9,241.7)

Net book value	$2,828.3	$2,491.5	$89.6	$5,409.4

Amount included above as at December 31, 2014:
Assets under construction	$320.2	$88.8	$—	$409.0
Assets not being depreciated (d)	$476.4	$287.2	$89.6	$853.2

(a)	At December 31, 2014, the significant development and operating properties include Fort Knox, 50% owned Round Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.
(b)	On December 17, 2014, the Company disposed of its interest in FDN for gross proceeds of $240.0 million. See Note 6 ii.

(c)	At December 31, 2014, an impairment charge was recorded against property, plant and equipment at Tasiast, Chirano, Kettle River-Buckhorn, Lobo-Marte, and White Gold. See Note 8 i.

(d)	Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to capital expenditures at Fort Knox, 50% owned Round Mountain, Paracatu, Kupol and La Coipa and had a weighted average borrowing rate of 4.7% and 4.6% during the years ended December 31, 2015 and 2014, respectively.

At December 31, 2015, $215.6 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2014 – $207.9 million). The Company disposed of $4.0 million of E&E assets during the year ended December 31, 2015 (year ended December 31, 2014 – $8.6 million). During the years ended December 31, 2015 and 2014, the Company acquired no E&E assets and transferred no E&E assets to capitalized development. During the year ended December 31, 2015, the Company capitalized $11.7 million of E&E costs (year ended December 31, 2014 – $5.6 million). During the year ended December 31, 2015, $8.4 million (year ended December 31, 2014 – $7.4 million), of E&E expenditures were expensed by the Company and included in operating cash flows. The Company recognized property, plant and equipment impairment charges related to E&E assets for the year ended December 31, 2015 of $nil (year ended December 31, 2014 – $379.1 million).

fs 27

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

(Tabular amounts in millions of United States dollars)

v.	Goodwill:

The goodwill allocated to the Company’s CGUs and included in the respective operating segment assets is shown in the table below:

	Round Mountain	Paracatu	La Coipa	Kettle River- Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Other Operations(a)	Total
Cost
Balance at January 1, 2015	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5
Acquisitions	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2015	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2015	$(145.9)	$(164.9)	$(190.3)	$(20.9)	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,399.8)
Impairment loss	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2015	$(145.9)	$(164.9)	$(190.3)	$(20.9)	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,399.8)

Carrying amount at December 31, 2015	$—	$—	$—	$—	$158.8	$—	$—	$—	$3.9	$162.7

	Round Mountain	Paracatu	La Coipa	Kettle River- Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Other Operations(a)	Total
Cost
Balance at January 1, 2014	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5
Acquisitions	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2014	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2014	$(145.9)	$(164.9)	$(65.9)	$—	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,254.5)
Impairment loss (b)	—	—	(124.4)	(20.9)	—	—	—	—	—	(145.3)
Disposals	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2014	$(145.9)	$(164.9)	$(190.3)	$(20.9)	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,399.8)

Carrying amount at December 31, 2014	$—	$—	$—	$—	$158.8	$—	$—	$—	$3.9	$162.7

(a)	At December 31, 2015 and 2014, other operations includes goodwill related to Jiboia.

(b)	At December 31, 2014, as part of the annual impairment test for goodwill, it was determined that the carrying amounts of La Coipa and Kettle River-Buckhorn exceeded their recoverable amounts. See Note 8 i.

vi.	Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale are recorded in AOCI as follows:

	December 31, 2015		December 31, 2014
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Investments in an unrealized gain position	$10.4	$1.4	$103.6	$3.9
Investments in an unrealized loss position	72.7	(20.1)	7.4	(2.1)
	$83.1	$(18.7)	$111.0	$1.8

fs 28

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

vii.	Other long-term assets:

	December 31, 2015	December 31, 2014
Long-term portion of ore in stockpiles and ore on leach pads (a)	$157.6	$144.0
Deferred charges, net of amortization	7.9	6.5
Long-term receivables	161.7	209.0
Advances for the purchase of capital equipment	6.7	20.7
Other	36.3	37.7
	$370.2	$417.9

(a)	Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months. At December 31, 2015, long-term ore in stockpiles was at the Company’s Fort Knox, Kupol, Tasiast, Chirano and Paracatu mines, and long-term ore on leach pads was at the Company’s Fort Knox and 50% owned Round Mountain mines.

viii.	Accounts payable and accrued liabilities:

	December 31, 2015	December 31, 2014
Trade payables	$75.2	$86.9
Accrued liabilities	206.2	223.2
Employee related accrued liabilities	98.2	111.8
	$379.6	$421.9

ix.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2013	$(0.6)	$(35.9)	$(36.5)
Other comprehensive income (loss) before tax	2.4	(7.8)	(5.4)
Tax	—	(4.2)	(4.2)
Balance at December 31, 2014	$1.8	$(47.9)	$(46.1)
Other comprehensive income (loss) before tax	(20.5)	43.5	23.0
Tax	—	(8.2)	(8.2)
Balance at December 31, 2015	$(18.7)	$(12.6)	$(31.3)

fs 29

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Consolidated Statements of Operations

x.	Other income (expense) – net:

	Years ended December 31,
	2015	2014

Losses on sale of other assets - net	$(16.2)	$(3.1)
Impairment of investments (a)	(7.6)	(158.1)
Foreign exchange losses	(30.6)	(50.1)
Net non-hedge derivative losses	(3.4)	(5.1)
Other (b)	37.5	0.9
	$(20.3)	$(215.5)

(a)	During the year ended December 31, 2014, the Company recognized an impairment charge of $156.6 million related to its investment in Cerro Casale as a result of the impairment assessment disclosed in Note 8 i. The Company also recognized impairment losses on certain of its available-for-sale investments during the years ended December 31, 2015 and 2014.
(b)	During the year ended December 31, 2015, the Company received $31.7 million in insurance claims.

fs 30

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

(Tabular amounts in millions of United States dollars)

xi.	Equity in earnings (losses) of associate and joint venture:

	Years ended December 31,
	2015	2014
Cerro Casale(a)(b)	$(3.0)	$(5.4)
Puren (a)(c)	6.2	(0.4)
	$3.2	$(5.8)

(a)	Represents Kinross’ share of the net earnings (loss) and other comprehensive income (loss).
(b)	The Company holds a 25% interest in Cerro Casale which is classified as an investment in associate and accounted for under the equity method. See Note 9.
(c)	Puren is classified as a joint venture and is accounted for under the equity method.

xii.	Finance expense:

	Years ended December 31,
	2015	2014
Accretion on reclamation and remediation obligations	$(27.8)	$(28.1)
Interest expense, including accretion on debt (a)	(68.2)	(52.0)
	$(96.0)	$(80.1)

(a)	During the years ended December 31, 2015 and 2014, $40.5 million and $62.7 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7 iv.

Total interest paid, including interest capitalized, during the year ended December 31, 2015 was $91.5 million (year ended December 31, 2014 - $82.4 million).

xiii.	Employee benefits expenses:

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,
	2015	2014
Salaries, short-term incentives, and other benefits	$611.5	$659.5
Share-based payments	20.8	32.3
Other	15.5	30.2
	$647.8	$722.0

fs 31

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

8.	IMPAIRMENT

	Years ended December 31,
	2015	2014
Goodwill (i)	$—	$145.3
Property, plant and equipment (i)	439.5	938.5
Inventory and other assets (ii)	259.5	167.6
	$699.0	$1,251.4

i.	Goodwill and property, plant and equipment

At December 31, 2015, upon completion of its annual assessment of the carrying values of its CGUs, the Company recorded an impairment charge of $439.5 million as a result of decreases in the Company’s short-term and long-term gold price estimates. The impairment charge was entirely related to property, plant and equipment and included a charge of $249.5 million at Fort Knox, $147.0 million at Tasiast, and $43.0 million at Round Mountain. As a result of the impairment charge related to the Fort Knox CGU, a tax recovery of $9.3 million was recorded within income tax expense.

As at December 31, 2015, the carrying amounts of Tasiast, Fort Knox, and Round Mountain were $827.9 million, $349.1 million, and $140.0 million, respectively.

At December 31, 2014, the Company recorded an impairment charge of $1,083.8 million, upon completion of its annual assessment of the carrying values of its CGUs. The impairment charge included goodwill impairment of $145.3 million and property plant and equipment impairment of $938.5 million. As a result of the impairment charge related to property, plant and equipment, a tax recovery of $127.9 million was recorded within tax expense.

The following table summarizes the 2014 impairment charges by CGU:

CGU	Goodwill	Property, plant and equipment	Total
Tasiast	$—	$342.5	$342.5
Chirano	—	365.4	365.4
Kettle River - Buckhorn	20.9	32.9	53.8
La Coipa	124.4	—	124.4
Lobo-Marte	—	118.5	118.5
White Gold	—	79.2	79.2
Total	$145.3	$938.5	$1,083.8

As at December 31, 2014 the carrying amounts of Tasiast, Chirano, Kettle River-Buckhorn, La Coipa, Lobo-Marte and White Gold were $1,017.5 million, $458.9 million, ($79.2) million, ($54.8) million, $118.8 million and $44.3 million respectively. The carrying amounts for Kettle River-Buckhorn and La Coipa were negative as a result of reclamation and remediation obligations.

The impairment charge at Tasiast reflected a change in estimated future operating costs, operating cost underperformance of the existing mill and a decision not to proceed with a 38,000 tonne per day mill expansion at that time. Chirano’s impairment charge was related to a decrease in exploration potential. The impairment charges at La Coipa and Lobo-Marte were a result of declines in valuations in Chile and a reduction in mineral reserves at Lobo-Marte. The charge at Kettle River-Buckhorn was a result of the mine approaching the end of its life and the charge at White Gold was a result of a reduction in exploration potential.

Also as a result of its annual impairment assessment at December 31, 2014, the Company recognized an impairment charge of $156.6 million related to its investment in Cerro Casale. The impairment charge was recorded in other income (expense).

fs 32

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Key assumptions and sensitivity

The significant estimates and assumptions used in the Company’s annual impairment assessments are disclosed in Note 3 to the financial statements. The Company performed a sensitivity analysis on all key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU carrying goodwill to exceed its recoverable amount.

ii.	Inventory and other assets

During 2015, the Company recognized impairment charges of $259.5 million related to inventory and other assets. The inventory impairment charge of $244.8 million was recorded to reduce the carrying value of certain metal and supplies inventory to net realizable value. During 2014, impairment charges of $167.6 million were recorded within cost of sales to reduce the carrying value of inventory to net realizable value.

fs 33

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

9.	INVESTMENTS IN ASSOCIATE AND JOINT VENTURE

The investments in associate and joint venture are accounted for under the equity method and had the following carrying values:

	December 31, 2015	December 31, 2014
Cerro Casale	$138.3	$139.7
Puren	18.8	17.1
	$157.1	$156.8

There are no publicly quoted market prices for Cerro Casale and Puren.

Summarized financial information, reflecting fair value adjustments made by the Company, for Cerro Casale on a 100% basis are as follows:

	Balance Sheet As at December 31,
	2015	2014
Current assets	$0.4	$3.5
Non-current assets	2,061.1	2,066.3
	2,061.5	2,069.8
Current liabilities	5.9	8.6
Non-current liabilities	—	—
	5.9	8.6
Net assets	$2,055.6	$2,061.2
Ownership interest	25%	25%
	513.9	515.3
Impairment charge(a)	(375.6)	(375.6)
Carrying amount of the investment	$138.3	$139.7

	Statement of Operations For the years ended December 31,
	2015	2014
Revenue	$—	$—
Expense	12.0	21.6
Net loss and total comprehensive loss	$12.0	$21.6
Equity in losses of Cerro Casale	$3.0	$5.4

(a)	During the year ended December 31, 2014, the Company recognized an impairment charge of $156.6 million related to its investment in Cerro Casale as a result of the impairment assessment disclosed in Note 8 i.

A contingent liability related to the Company’s investment in Cerro Casale is disclosed in Note 19.

fs 34

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

10.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2015 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Available-for-sale investments	$83.1	$—	$—	$83.1
Derivative contracts:
Foreign currency forward contracts	—	(13.8)	—	(13.8)
Energy swap contracts	—	(2.2)	—	(2.2)
Total return swap contracts	—	1.0	—	1.0
	$83.1	$(15.0)	$—	$68.1

During the year ended December 31, 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

fs 35

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

The following table summarizes information about derivative contracts outstanding at December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014
	Asset / (Liability) Fair Value	AOCI	Asset / (Liability) Fair Value	AOCI
Interest rate contracts
Interest rate swaps (i)	$—	$—	$(0.7)	$(0.9)

Currency contracts
Foreign currency forward contracts (a) (ii)	(13.8)	(10.9)	(48.8)	(39.1)

Commodity contracts
Energy swap contracts (b) (iii)	(2.2)	(1.7)	(9.9)	(7.9)

Other contracts
Total return swap contracts (iv)	1.0	—	(0.6)	—

Total all contracts	$(15.0)	$(12.6)	$(60.0)	$(47.9)

Unrealized fair value of derivative assets
Current	1.0		0.2
Non-current	—		—
	$1.0		$0.2

Unrealized fair value of derivative liabilities
Current	(16.0)		(60.2)
Non-current	—		—
	$(16.0)		$(60.2)

Total net fair value	$(15.0)		$(60.0)

(a)	Of the total amount recorded in AOCI at December 31, 2015, $(10.9) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(b)	Of the total amount recorded in AOCI at December 31, 2015, $(1.7) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(i)	Interest rate swaps

When the floating rate term loan was originally arranged in August 2012 (see Note 12(i)), the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015. Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps that hedged 80% of the remaining underlying floating rate term loan matured on August 10, 2015.

fs 36

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

(ii)	Foreign currency forward contracts

The following table provides a summary of foreign currency forward contracts outstanding at December 31, 2015, maturing in 2016:

2016
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	$67.4
Average price (Brazilian reais)	3.75
Chilean peso forward buy contracts
(in millions of U.S. dollars)	$37.0
Average price (Chilean pesos)	653.02
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	$45.0
Average price (Canadian dollars)	1.26

During 2015, the following new forward buy derivative contracts were entered into:

•	$80.0 million Canadian dollars at an average rate of 1.25 with maturities in 2015 and 2016;

•	$62.7 million Chilean pesos at an average rate of 645.34 with maturities in 2015 and 2016; and

•	$67.4 million Brazilian reais at an average rate of 3.75 maturing in 2016.

At December 31, 2015, the unrealized gain or loss on the derivative contracts recorded in AOCI is as follows:

•	Brazilian real forward buy contracts – unrealized loss of $4.7 million (December 31, 2014 – $14.4 million loss);

•	Chilean peso forward buy contracts - unrealized loss of $2.3 million (December 31, 2014 – $2.3 million loss);

•	Canadian dollar forward buy contracts – unrealized loss of $3.9 million (December 31, 2014 – $3.1 million loss); and

•	Russian rouble forward buy contracts – unrealized loss of $nil (December 31, 2014 – $19.3 million loss).

(iii)	Energy swap contracts

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy swap contracts outstanding at December 31, 2015, maturing in 2016:

2016
Energy
Oil swap contracts (barrels)	404,400
Average price	$47.55

fs 37

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

During 2015, the following new commodity derivative contracts were entered into:

•	570,520 barrels of crude oil at an average rate of $48.74 per barrel with maturities in 2015 and 2016; and

•	25,168 tonnes of gasoil at an average rate of $488.59 per tonne which matured in 2015.

At December 31, 2015, the unrealized gain or loss on these derivative contracts recorded in AOCI is as follows:

•	Oil swap contracts – unrealized loss of $1.7 million (December 31, 2014 – $6.1 million loss);

(iv)	Total return swap contracts

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s DSUs and cash-settled RSUs. Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2015, 5,695,000 TRS units were outstanding. The following TRS contracts were entered into during the year ended December 31, 2015:

•	79,000 units at an average price of CDN$3.51 to hedge DSUs.

•	3,000,000 units at an average price of CDN$3.48 to hedge cash-settled RSUs.

At December 31, 2015, 97% of the DSUs were economically hedged (December 31, 2014 – 88%) and 95% of cash-settled RSUs were economically hedged (December 31, 2014 – 61%), although hedge accounting was not applied.

(b)	Non-recurring fair value measurement:

During the year ended December 31, 2015, property, plant and equipment related to certain CGUs were written down to their recoverable amounts. Certain assumptions used in the calculation of these recoverable amounts are categorized as Level 3 in the fair value hierarchy. See Note 3 (xii) and Note 8 i.

(c)	Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 12.

fs 38
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

11.	CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.	Capital management

The Company’s objectives when managing capital are to:

•	Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;

•	Ensure the Company has the capital and capacity to support a long-term growth strategy;
•	Provide investors with a superior rate of return on their invested capital;
•	Ensure compliance with all bank covenant ratios; and
•	Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	December 31, 2015	December 31, 2014
Long-term debt	$1,731.9	$1,998.1
Current portion of long-term debt	249.5	60.0
Total debt	1,981.4	2,058.1
Common shareholders’ equity	3,889.3	4,843.0
Total debt / total debt and common shareholders’ equity ratio	33.8%	29.8%
Company target	0 – 30%	0 – 30%

ii.	Gold and silver price risk management

The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

No derivatives to hedge metal sales were outstanding in 2014 and 2015.

fs 39

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

iii.	Currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into forward contracts to purchase Canadian dollars, Brazilian reais and Chilean pesos as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

At December 31, 2015, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company’s net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and other.

		10% strengthening in U.S. dollar	10% weakening in U.S. dollar
	Foreign currency net working capital	Effect on earnings before taxes, gain (loss)(a)	Effect on earnings before taxes, gain (loss)(a)
Canadian dollars	(15.5)	1.4	(1.7)
Brazilian reais	(80.2)	7.3	(8.9)
Chilean pesos	(3.1)	0.3	(0.3)
Russian roubles	17.1	(1.6)	1.9
Euros	(3.3)	0.3	(0.4)
Mauritanian ouguiya	(13.9)	1.3	(1.5)
Ghanaian cedi	20.2	(1.8)	2.2
Other(b)	(0.1)	—	—

(a)	As described in Note 3 (ii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

(b)	Includes British pounds, Australian dollars and South African rand.

At December 31, 2015, with other variables unchanged, the following represents the effect of the Company’s foreign currency forward contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real and Chilean peso.

	10% strengthening in U.S. dollar	10% weakening in U.S. dollar
	Effect on OCI before taxes, gain (loss) (a)	Effect on OCI before taxes, gain (loss) (a)
Canadian dollars	$(3.7)	$4.5
Brazilian reais	$(5.2)	$6.3
Chilean pesos	$(2.9)	$3.6

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which may be to earnings or property, plant and equipment.

fs 40
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

iv.	Energy price risk

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

At December 31, 2015, with other variables unchanged, the following represents the effect of the Company’s energy swap contracts on OCI before taxes from a 10% change in oil prices.

	10% increase in price	10% decrease in price
	Effect on OCI before taxes, gain (loss) (a)	Effect on OCI before taxes, gain (loss) (a)
Oil	$1.7	$(1.7)

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which will be to earnings.

v.	Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2015 - $1,043.9 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities at December 31, 2015 are as follows:

	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
Long-term debt (a)	$2,901.1	$342.1	$166.1	$652.1	$1,740.8
Derivative liabilities-net	$15.0	$15.0	$—	$—	$—

(a)	Includes long-term debt, including the current portion, interest and the full face value of the senior notes.

vi.	Credit risk management

Credit risk relates to cash and cash equivalents, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating. As at December 31, 2015, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, accounts receivable and derivative contracts.

fs 41

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

(Tabular amounts in millions of United States dollars)

12.           LONG-TERM DEBT AND CREDIT FACILITIES

		December 31, 2015				December 31, 2014
	Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value (b)	Carrying Amount (a)	Fair Value (b)

Corporate term loan facility (i)	Variable	$500.0	$(2.0)	$498.0	$498.0	$498.0	$498.0
Senior notes (ii)	3.625%-6.875%	1,494.2	(10.8)	1,483.4	1,035.3	1,480.8	1,416.9
Kupol loan (iii)	Variable	—	—	—	—	79.3	79.3
		1,994.2	(12.8)	1,981.4	1,533.3	2,058.1	1,994.2
Less: current portion		(249.9)	0.4	(249.5)	(250.4)	(60.0)	(60.0)
Long-term debt		$1,744.3	$(12.4)	$1,731.9	$1,282.9	$1,998.1	$1,934.2

(a)	Includes transaction costs on debt financings.
(b)	The fair value of debt is primarily determined using quoted market determined variables. See Note 10 (c).

Scheduled debt repayments

	2016	2017	2018	2019	2020	2021 and thereafter	Total
Corporate term loan facility	$—	$—	$—	$500.0	$—	$—	$500.0
Senior notes	250.0	—	—	—	—	1,250.0	$1,500.0
Total debt payable	$250.0	$—	$—	$500.0	$—	$1,250.0	$2,000.0

(i)          Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million. The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012. Also, in August 2012, under the same agreement, the Company amended the revolving credit facility, increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant. The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015.

On March 10, 2014, the Company repaid $500.0 million of the term loan, leaving a balance of $500.0 million outstanding. On July 28, 2014, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2018 and August 10, 2019, respectively.

On July 24, 2015, the Company amended its $1,500 million revolving credit facility and $500 million term loan to extend the respective maturity dates. The revolving credit facility’s term was extended by one year to August 10, 2020 from August 10, 2019, and the term loan was extended by one year to August 10, 2019 from August 10, 2018. As at December 31, 2015, the Company had utilized $31.3 million (December 31, 2014 – $32.1 million) of the amended revolving credit facility. The amount utilized was entirely for letters of credit. On January 4, 2016, the Company drew $175.0 million in cash on the revolving credit facility.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2015, interest charges and fees are as follows:

Type of credit

Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.65%
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

fs 42

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

(Tabular amounts in millions of United States dollars)

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015. During the second quarter of 2013, the term loan maturity was extended to August 2017. Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015. Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps that hedged 80% of the remaining underlying floating rate term loan matured on August 10, 2015.

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with this covenant at December 31, 2015.

(ii)          Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041. Kinross received net proceeds of $980.9 million from the offering, after discount and payment of fees and expenses related to the offering.

On March 6, 2014, the Company completed a $500.0 million offering of debt securities consisting of 5.950% senior notes due 2024. Kinross received net proceeds of $492.9 million from the offering, after discount and payment of fees and expenses related to the offering.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

(iii)          Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carried a term of five years with a maturity date of September 30, 2016 and had an annual interest rate of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million commenced in March 2013 and continued through September 30, 2015. Principal repayments were scheduled for March 31, 2016 and September 30, 2016 in the amounts of $13.0 million and $7.0 million, respectively. On September 30, 2015, the Company prepaid the remaining $20.0 million, resulting in full repayment of the loan.

(iv)          Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with Export Development Canada (“EDC”) from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015. On July 17, 2014, the Company further amended this facility to increase the amount from $200.0 million to $250.0 million. Effective March 31, 2015, the maturity date for this facility was extended to June 30, 2016. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%. As at December 31, 2015, $212.7 million (December 31, 2014 - $207.2 million) was utilized under this facility.

In addition, at December 31, 2015, the Company had $33.4 million (December 31, 2014 - $49.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana. These letters of credit have been issued pursuant to arrangements with certain international banks.

fs 43

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

(Tabular amounts in millions of United States dollars)

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements. As at December 31, 2015 and 2014, $nil was outstanding under such borrowings.

13.           PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2015	$773.6	$50.4	$824.0
Additions	41.8	11.3	53.1
Reductions	(101.0)	(10.9)	(111.9)
Reclamation spending	(14.0)	—	(14.0)
Accretion	27.8	—	27.8
Reclamation recovery	(7.9)	—	(7.9)
Balance at December 31, 2015	$720.3	$50.8	$771.1

Current portion	38.0	12.3	50.3
Non-current portion	682.3	38.5	720.8
	$720.3	$50.8	$771.1

(i)          Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating costs for the year ended December 31, 2015 is a $7.9 million recovery (year ended December 31, 2014 – $17.5 million expense) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed. The majority of the expenditures are expected to occur between 2016 and 2041. The discount rates used in estimating the site restoration cost obligation were between 0.6% and 11.2% for the year ended December 31, 2015 (year ended December 31, 2014 – 0.3% and 8.1%), and the inflation rate used was between 1.1% and 7.8% for the year ended December 31, 2015 (year ended December 31, 2014 – 2.0% and 11.2%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2015, letters of credit totaling $249.5 million (December 31, 2014 – $243.6 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities.

fs 44

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

(Tabular amounts in millions of United States dollars)

14. COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2015 and 2014 is as follows:

	Year ended December 31, 2015		Year ended December 31, 2014
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(000’s)		(000’s)
Common shares
Balance at January 1,	1,144,576	$14,587.7	1,143,428	$14,575.1
Under share option and restricted share plans	1,964	15.8	1,112	12.0
Under Red Back options	—	—	36	0.6
Balance at end of period	1,146,540	$14,603.5	1,144,576	$14,587.7

Common share purchase warrants
Balance at January 1,	—	$—	25,759	$162.0
Expiry of warrants	—	—	(25,759)	(162.0)
Balance at end of period	—	$—	—	$—
Total common share capital		$14,603.5		$14,587.7

i.          Common share purchase warrants

The Company’s U.S. dollar denominated common share purchase warrants expired on September 17, 2014.

fs 45

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

(Tabular amounts in millions of United States dollars)

15.           SHARE-BASED PAYMENTS

Share-based compensation recorded during the years ended December 31, 2015 and 2014 was as follows:

	Years ended December 31,
	2015	2014
Share option plan expense (i)	$6.0	$7.3
Restricted share unit plan expense, including restricted performance shares (ii)	15.6	22.4
Deferred share units expense (iii)	1.0	1.8
Employer portion of employee share purchase plan (iv)	2.1	2.6
Total share-based compensation	$24.7	$34.1

(i)          Share option plan

The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed the lower of 31.1 million common shares or 10% of the total number of outstanding common shares at any time. Each option granted under the plan before February 16, 2011 is for a maximum of five years. Each option granted under the plan on or after February 16, 2011 is for a maximum term of seven years. One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company’s Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The stock options outstanding at December 31, 2015 expire at various dates to 2022. The number of common shares available for the granting of options as at December 31, 2015 was 12.1 million.

The following table summarizes the status of the share option plan and changes during the years ended December 31, 2015 and 2014:

	2015		2014
	Number of options (000’s)	Weighted average exercise price (CDN$/option)	Number of options (000’s)	Weighted average exercise price (CDN$/option)
Balance at January 1	14,175	$10.66	14,342	$12.09
Granted	3,599	3.69	3,295	5.82
Exercised	—	—	(36)	3.76
Forfeited	(890)	7.85	(967)	10.40
Expired	(3,371)	16.35	(2,459)	12.71
Outstanding at end of period	13,513	$7.57	14,175	$10.66

For the year ended December 31, 2014, the weighted average share price at the date of exercise was CDN$5.48.

fs 46

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

(Tabular amounts in millions of United States dollars)

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2015:

		Options outstanding			Options exercisable

Exercise price range in CDN$:		Number of options (000’s)	Weighted average exercise price (CDN$)	Weighted average remaining contractual life (years)	Number of options (000’s)	Weighted average exercise price (CDN$)	Weighted average remaining contractual life (years)
$2.96	$4.22	3,407	$3.69	5.97	39	$3.55	3.21
4.23	9.53	6,640	6.92	4.37	3,959	7.30	4.17
9.54	14.31	2,275	10.74	2.73	2,275	10.74	2.73
14.32	16.25	1,191	16.25	1.87	1,191	16.25	1.87
		13,513	$7.57	4.28	7,464	$9.76	3.36

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the years ended December 31, 2015 and 2014:

	2015	2014

Weighted average share price (CDN$)	$3.69	$5.82
Expected dividend yield	0.0%	0.0%
Expected volatility	43.3%	39.9%
Risk-free interest rate	0.6%	1.6%
Expected option life (in years)	4.5	4.5
Weighted average fair value per stock option granted (CDN$)	$1.34	$2.05

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company’s shares.

(ii)          Restricted Share Plan

The Company has a Restricted Share Plan whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. The current maximum number of common shares issuable under this plan is 16.0 million.

(a)          Restricted share units

RSUs are generally exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period.

The following table summarizes information about the RSUs outstanding at December 31, 2015 and 2014:

	2015		2014
	Number of units (000’s)	Weighted average fair value (CDN$/unit)	Number of units (000’s)	Weighted average fair value (CDN$/unit)
Balance at January 1	6,657	$6.47	4,626	$9.08
Granted	6,586	3.62	4,492	5.42
Redeemed	(2,850)	7.18	(1,898)	10.12
Forfeited	(1,352)	4.87	(563)	7.21
Outstanding at end of period	9,041	$4.41	6,657	$6.47

As at December 31, 2015, the Company had recognized a liability of $4.8 million (December 31, 2014 - $3.5 million) in respect of its cash-settled RSUs.

fs 47

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

(b)   Restricted performance share units

The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

The following table summarizes information about the RPSUs outstanding at December 31, 2015 and 2014:

	2015		2014
	Number of units (000’s)	Weighted average fair value (CDN$/unit)	Number of units (000’s)	Weighted average fair value (CDN$/unit)
Balance at January 1	2,425	$7.12	1,390	$9.60
Granted	2,723	3.57	1,517	5.39
Redeemed	(318)	9.24	(97)	14.51
Forfeited	(517)	5.83	(385)	7.42
Outstanding at end of period	4,313	$4.88	2,425	$7.12

(iii)        Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company’s common shares on the Toronto Stock Exchange on the last date of each quarter. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date.

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2015 and 2014 are as follows:

	Years ended December 31,
	2015	2014
DSUs granted (000’s)	446	485
Weighted average grant-date fair value (CDN$/unit)	$2.60	$3.51

There were 1,233,925 DSUs outstanding, for which the Company had recognized a liability of $2.2 million, as at December 31, 2015 (December 31, 2014 - $3.6 million).

(iv)        Employee share purchase plan

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees’ contributions.

The compensation expense related to the employee SPP for the year ended December 31, 2015 was $2.1 million (year ended December 31, 2014 – $2.6 million).

fs 48
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

16.        EARNINGS (LOSS) PER SHARE

Basic and diluted net loss from continuing operations attributable to common shareholders of Kinross for the year ended December 31, 2015 was $984.5 million (year ended December 31, 2014 – $1,400.0 million). Basic and diluted net loss attributable to common shareholders of Kinross for the year ended December 31, 2015 was $984.5 million (year ended December 31, 2014 – $1,166.5 million).

Loss per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods:

	Years ended December 31,
(Number of common shares in thousands)	2015	2014
Basic weighted average shares outstanding:	1,146,043	1,144,287
Weighted average shares dilution adjustments:
Stock options (a)	—	—
Restricted shares	—	—
Restricted performance shares	—	—
Diluted weighted average shares outstanding	1,146,043	1,144,287

Weighted average shares dilution adjustments - exclusions: (b)
Stock options (a)	13,064	15,728
Restricted shares	3,971	6,311
Restricted performance shares	3,940	2,486

(a)	Dilutive stock options were determined using the Company’s average share price for the year. For the years ended December 31, 2015 and 2014, the average share price used was $2.27 and $3.89, respectively.

(b)	These adjustments were excluded, as they are anti-dilutive.

fs 49
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

17.        INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:

	Years ended December 31,
	2015	2014
Current tax expense
Current period	$135.0	$160.7
Adjustment for prior period	(46.2)	(37.2)

Deferred tax expense
Origination and reversal of temporary differences	64.8	(306.6)
Impact of changes in tax rate	(0.3)	2.0
Change in unrecognized deductible temporary differences	(9.4)	293.7
Recognition of previously unrecognized tax losses	(2.2)	(2.9)
	$141.7	$109.7

        The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2015	2014
Combined statutory income tax rate	26.5%	26.5%

Increase (decrease) resulting from:
Mining taxes	0.4%	0.3%
Resource allowance and depletion	0.1%	0.5%
Difference in foreign tax rates and foreign exchange on deferred income taxes
within income tax expense	(17.2%)	(11.5%)
Benefit of losses not recognized	(5.0%)	(3.9%)
Recognition of tax attributes not previously benefited	(20.3%)	0.7%
Under (over) provided in prior periods	3.3%	(2.0%)
Income not subject to tax	10.7%	4.3%
Effect of non-deductible impairment	(0.3%)	(19.5%)
Enacted rate change	0.0%	(0.2%)
Accounting expenses disallowed for tax	(12.6%)	(3.2%)
Taxes on repatriation of foreign earnings	(1.4%)	(1.6%)
Recovery on expiry of warrants	0.0%	1.2%
Other	(0.9%)	0.1%
Effective tax rate	(16.7%)	(8.3%)

i.          Deferred income tax

The following table summarizes the components of deferred income tax:

	December 31,	December 31,
	2015	2014
Deferred tax assets
Accrued expenses and other	$82.6	$8.7
Property, plant and equipment	10.3	53.1
Reclamation and remediation obligations	94.8	205.3
Inventory capitalization	8.7	8.0
Non-capital loss carryforwards	—	4.9
	196.4	280.0
Deferred tax liabilities
Accrued expenses and other	1.2	11.3
Property, plant and equipment	567.6	578.4
Inventory capitalization	50.1	52.8
Deferred tax liabilities - net	$422.5	$362.5

For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

fs 50
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Movement in net deferred tax liabilities:

	December 31, 2015	December 31, 2014
Balance at the beginning of the period	$362.5	$370.2
Recognized in profit/loss	53.0	(13.8)
Recognized in OCI	8.2	3.4
Other	(1.2)	2.7
Balance at the end of the period	$422.5	$362.5

ii.          Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2015 is $6.0 billion (December 31, 2014 – $6.0 billion).

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2015	2014
Deductible temporary differences	$731.4	$750.7
Tax losses	436.4	215.2

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

iii.          Non-capital losses (not recognized)

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Net operating losses	$624.0	2016 - 2035
United States(a)	Net operating losses	42.8	2016 - 2035
Chile	Net operating losses	103.7	No expiry
Barbados	Net operating losses	885.4	2016 - 2024
Mauritania	Net operating losses	11.4	2016-2020
Other	Net operating losses	64.9	2025

(a)  Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

fs 51
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

18.        SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team.

The Kupol segment includes the Kupol and Dvoinoye mines. These mines have been aggregated into one reportable segment as they have integrated cost structures, due to the processing of Dvoinoye ore at the Kupol mill, and other shared infrastructure such as the purchasing function.

The Corporate and Other segment includes corporate, Cerro Casale, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold). These entities have been aggregated into one reportable segment as they do not generate revenues for the Company. Non-mining and other operations are also reported in Corporate and other.

Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds. These have been identified as non-operating segments. Finance income, finance expense, other income (expense) - net, and equity in earnings (losses) of associate and joint venture are managed on a consolidated basis and are not allocated to operating segments.

fs 52
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

i.          Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments								Non-operating segments (a)
Year ended December 31, 2015:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$467.0	228.1	559.8	249.1	883.2	113.3	249.4	302.3	—	$3,052.2
Cost of sales
Production cost of sales	252.8	146.9	374.3	216.1	362.8	81.6	220.6	179.7	—	1,834.8
Depreciation, depletion and amortization	130.3	44.9	147.5	27.3	271.3	12.0	80.9	175.0	8.5	897.7
Impairment charges	252.7	44.0	3.3	48.7	84.7	—	259.7	5.9	—	699.0
Total cost of sales	635.8	235.8	525.1	292.1	718.8	93.6	561.2	360.6	8.5	3,431.5
Gross profit (loss)	$(168.8)	(7.7)	34.7	(43.0)	164.4	19.7	(311.8)	(58.3)	(8.5)	$(379.3)
Other operating expense	1.4	—	10.3	17.4	(0.2)	(12.6)	35.3	(1.7)	26.3	76.2
Exploration and business development	10.6	1.2	—	—	14.5	2.0	14.1	13.5	52.1	108.0
General and administrative	—	—	—	—	—	—	—	—	179.4	179.4
Operating earnings (loss)	$(180.8)	(8.9)	24.4	(60.4)	150.1	30.3	(361.2)	(70.1)	(266.3)	$(742.9)
Other income (expense) - net										(20.3)
Equity in earnings (losses) of associate and joint venture										3.2
Finance income										8.3
Finance expense										(96.0)
Loss from continuing operations before tax										$(847.71)

	Operating segments								Non-operating segments (a)
Year ended December 31, 2014:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$515.7	211.7	644.3	314.6	947.5	156.0	319.8	354.9	1.8	$3,466.3
Cost of sales
Production cost of sales	291.0	142.3	418.2	235.9	380.5	83.6	252.2	165.8	1.7	1,971.2
Depreciation, depletion and amortization	118.0	25.2	154.3	36.2	254.7	50.2	66.6	159.7	9.8	874.7
Impairment charges	—	—	—	—	—	53.8	505.5	370.0	322.1	1,251.4
Total cost of sales	409.0	167.5	572.5	272.1	635.2	187.6	824.3	695.5	333.6	4,097.3
Gross profit (loss)	$106.7	44.2	71.8	42.5	312.3	(31.6)	(504.5)	(340.6)	(331.8)	$(631.0)
Other operating expense	—	—	2.5	6.2	—	11.2	50.9	11.7	29.3	111.8
Exploration and business development	6.8	0.2	—	—	14.9	2.8	16.0	13.1	51.8	105.6
General and administrative	—	—	—	—	—	—	—	—	178.8	178.8
Operating earnings (loss)	$99.9	44.0	69.3	36.3	297.4	(45.6)	(571.4)	(365.4)	(591.7)	$(1,027.2)
Other income (expense) - net										(215.5)
Equity in earnings (losses) of associate and joint venture										(5.8)
Finance income										11.2
Finance expense										(80.1)
Loss from continuing operations before tax										$(1,317.4)
Earnings from discontinued operations (c)										$233.5

fs 53

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

	Operating segments								Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at: December 31, 2015	$244.9	161.4	1,693.0	139.0	753.0	2.5	736.3	489.2	374.4	$4,593.7

Total assets at: December,31,,2015	$480.5	229.5	1,935.9	373.3	1,566.3	26.6	1,010.1	645.6	1,467.6	$7,735.4

Capital expenditures for year ended December 31, 2015 (d)	$145.0	50.0	109.0	31.2	56.7	0.5	165.4	32.0	35.1	$624.9

	Operating segments								Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at: December 31, 2014	$467.0	189.1	1,806.2	138.0	990.2	11.7	809.5	634.4	363.3	$5,409.4

Total assets at: December,31,,2014	$703.3	262.0	2,058.7	416.4	1,956.6	38.9	1,465.4	796.9	1,253.2	$8,951.4

Capital expenditures for year ended December 31, 2014 (d)	$85.2	44.3	105.0	29.7	87.9	6.4	147.7	61.1	38.4	$605.7

(a)	Non-operating segments include development properties.
(b)	Corporate and other includes corporate, Cerro Casale, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).
(c)	On December 17, 2014, the Company sold its interest in Aurelian Resources Inc. and the FDN Project. See Note 6 ii.
(d)	Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.

ii.          Geographic segments

The following table shows metal sales and property, plant and equipment by geographic region:

	Metal sales		Property, plant and equipment
	Years ended December 31,		As at December 31,
	2015	2014	2015	2014
Geographic information(a)
United States	$808.4	$883.4	$412.9	$672.2
Russian Federation	883.2	947.5	786.1	990.2
Brazil	559.8	644.3	1,693.0	1,810.2
Chile	249.1	316.4	387.8	391.3
Mauritania	249.4	319.8	743.0	814.8
Ghana	302.3	354.9	498.4	643.6
Canada	—	—	72.5	87.1
Total	$3,052.2	$3,466.3	$4,593.7	$5,409.4

(a) Geographic location is determined based on location of the mining assets.

fs 54

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

iii.          Significant customers

The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

For the year ended December 31, 2015:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Total

Customer
1	$—	—	—	—	—	677.7	—	—	—	$677.7
2	89.6	15.6	94.7	—	30.2	170.5	34.9	83.5	80.6	599.6
3	78.0	46.5	43.4	—	50.4	—	23.6	45.6	61.9	349.4
										$1,626.7
% of total metal sales										53.3%

For the year ended December 31, 2014:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Total

Customer
1	$83.2	19.4	115.8	1.7	262.9	430.1	61.1	59.3	49.6	$1,083.1
2	—	—	—	—	—	517.4	—	—	—	517.4
3	158.7	22.5	82.0	—	14.5	—	19.3	72.3	54.6	423.9
										$2,024.4
% of total metal sales										58.4%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

19.          COMMITMENTS AND CONTINGENCIES

i.     Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $9.2 million, $7.7 million, $5.2 million, $4.4 million and $1.6 million for each year from 2016 to 2020, respectively, and $0.5 million thereafter.

Purchase commitments

At December 31, 2015, the Company had future commitments of approximately $19.9 million (December 31, 2014 - $43.3 million) for capital expenditures.

ii.     Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

fs 55

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Cerro Casale contingency

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”). The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects. On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff. Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”). On March 26, 2015, the parties filed settlement papers with the Court, and asked it to grant an order preliminarily approving the settlement. The action was settled for $33 million, without admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement. On October 15, 2015, the Court granted final approval of the settlement. Having received final Court approval of the settlement agreement, without any valid objections, all class members (excepting only the six opting out, amounting to only 1,633 shares) were bound by the settlement and deemed to have released Kinross and the other defendants from any claims related to the Amended U.S. Complaint, with all further proceedings in the action being forever stayed. The time to appeal the final Court approval has passed.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “Ontario Action”). A statement of claim in the Ontario Action was subsequently served on April 11, 2012. The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects. On April 22, 2015, the parties advised the Ontario Court that they had agreed to a settlement of all claims in the Ontario Action. On June 17, 2015, the Ontario Court approved the settlement. All of the claims in the Ontario Action were settled for CDN$12.5 million, without any admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement. Pursuant to the settlement, the Ontario Action has been dismissed in its entirety. All class members are bound by the settlement and are deemed to have released Kinross and the other defendants from all claims that were raised in the Ontario Action or could have been raised in the Ontario Action.

On January 16, 2015, a notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992 was filed in the Ontario Court, entitled Frankfurt-Trust Invest Luxemburg AG v. Kinross Gold Corporation (the “Frankfurt Action”). Pursuant to the settlement of the Ontario Action, the Frankfurt Action was dismissed in its entirety and all of the proposed class members are bound by the releases granted in the Ontario action.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

fs 56

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

20.          RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2015 and 2014 other than compensation of key management personnel.

The Company received dividends of $4.6 million from Puren during the year ended December 31, 2015 (year ended December 31, 2014 – $nil).

Key management personnel

Compensation of key management personnel of the Company is as follows:

	Years ended December 31,
	2015	2014
Cash compensation - Salaries, short-term incentives, and other benefits	$8.0	$9.4
Long-term incentives, including share-based payments	10.6	11.8
Termination and post-retirement benefits	3.5	4.8
Total compensation paid to key management personnel	$22.1	$26.0

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.

21.          CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., BGO (Bermuda) Ltd., Crown Resources Corporation, Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and Red Back Mining Mauritania No. 2 Ltd. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes. On December 17, 2014, the Company sold all of its interest in Aurelian Resources Inc., previously a guarantor of the notes. As a result, Aurelian Resources Inc. was released in December 2014 as a guarantor, in accordance with release provisions of the Indenture.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at December 31, 2015 and December 31, 2014 and the consolidating statements of operations, statements of comprehensive loss and statements of cash flows for the years ended December 31, 2015 and 2014. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

fs 57

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

(Tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2015

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- gauarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$113.8	$171.0	$—	$284.8	$759.1	$—	$1,043.9
Restricted cash	—	3.0	—	3.0	7.5	—	10.5
Accounts receivable and other assets	6.3	33.7	—	40.0	69.2	—	109.2
Intercompany receivables	541.2	1,045.4	(203.2)	1,383.4	4,737.9	(6,121.3)	—
Current income tax recoverable	—	75.0	—	75.0	48.3	—	123.3
Inventories	1.5	397.0	—	398.5	606.7	—	1,005.2
	662.8	1,725.1	(203.2)	2,184.7	6,228.7	(6,121.3)	2,292.1
Non-current assets
Property, plant and equipment	29.3	2,527.4	—	2,556.7	2,037.0	—	4,593.7
Goodwill	—	—	—	—	162.7	—	162.7
Long-term investments	82.7	—	—	82.7	0.4	—	83.1
Investments in associate and joint venture	—	79.3	—	79.3	77.8	—	157.1
Intercompany investments	3,306.1	172.3	(2,884.3)	594.1	10,064.1	(10,658.2)	—
Other long-term assets	10.2	138.2	—	148.4	221.8	—	370.2
Long-term intercompany receivables	3,056.2	260.0	(181.7)	3,134.5	5,438.6	(8,573.1)	—
Deferred tax assets	—	7.3	—	7.3	69.2	—	76.5
Total assets	$7,147.3	$4,909.6	$(3,269.2)	$8,787.7	$24,300.3	$(25,352.6)	$7,735.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$65.9	$137.6	$—	$203.5	$176.1	$—	$379.6
Intercompany payables	196.6	593.7	(203.2)	587.1	5,534.2	(6,121.3)	—
Current income tax payable	—	3.0	—	3.0	3.4	—	6.4
Current portion of long-term debt	249.5	—	—	249.5	—	—	249.5
Current portion of provisions	—	25.1	—	25.1	25.2	—	50.3
Current portion of unrealized fair value of derivative liabilities	3.8	10.3	—	14.1	1.9	—	16.0
	515.8	769.7	(203.2)	1,082.3	5,740.8	(6,121.3)	701.8
Non-current liabilities
Long-term debt	1,731.9	—	—	1,731.9	—	—	1,731.9
Provisions	9.9	467.7	—	477.6	243.2	—	720.8
Other long-term liabilities	—	81.2	—	81.2	67.5	—	148.7
Long-term intercompany payables	1,000.4	437.6	(181.7)	1,256.3	7,316.8	(8,573.1)	—
Deferred tax liabilities	—	269.1	—	269.1	229.9	—	499.0
Total liabilities	3,258.0	2,025.3	(384.9)	4,898.4	13,598.2	(14,694.4)	3,802.2

Equity
Common shareholders’ equity
Common share capital	$14,603.5	$1,894.2	$(1,894.2)	$14,603.5	$17,964.8	$(17,964.8)	$14,603.5
Contributed surplus	239.2	59.6	(59.6)	239.2	3,237.1	(3,237.1)	239.2
Accumulated deficit	(10,922.1)	947.2	(947.2)	(10,922.1)	(10,525.3)	10,525.3	(10,922.1)
Accumulated other comprehensive loss	(31.3)	(16.7)	16.7	(31.3)	(18.4)	18.4	(31.3)
Total common shareholders’ equity	3,889.3	2,884.3	(2,884.3)	3,889.3	10,658.2	(10,658.2)	3,889.3
Non-controlling interest	—	—	—	—	43.9	—	43.9
Total equity	3,889.3	2,884.3	(2,884.3)	3,889.3	10,702.1	(10,658.2)	3,933.2

Total liabilities and equity	$7,147.3	$4,909.6	$(3,269.2)	$8,787.7	$24,300.3	$(25,352.6)	$7,735.4

fs 58

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2014

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- gauarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$315.1	$131.0	$—	$446.1	$537.4	$—	$983.5
Restricted cash	—	3.5	—	3.5	37.8	—	41.3
Accounts receivable and other assets	6.5	50.8	—	57.3	113.1	—	170.4
Intercompany receivables	492.4	1,038.3	(190.1)	1,340.6	4,852.3	(6,192.9)	—
Current income tax recoverable	—	76.3	—	76.3	38.9	—	115.2
Inventories	3.7	458.1	—	461.8	814.9	—	1,276.7
	817.7	1,758.0	(190.1)	2,385.6	6,394.4	(6,192.9)	2,587.1
Non-current assets
Property, plant and equipment	20.6	2,891.6	—	2,912.2	2,497.2	—	5,409.4
Goodw ill	—	—	—	—	162.7	—	162.7
Long-term investments	109.4	0.1	—	109.5	1.5	—	111.0
Investments in associate and joint venture	—	17.2	—	17.2	139.6	—	156.8
Intercompany investments	4,705.7	(1,029.5)	(2,703.0)	973.2	7,954.0	(8,927.2)	—
Other long-term assets	6.5	186.4	—	192.9	225.0	—	417.9
Long-term intercompany receivables	2,403.3	2,610.7	(1,744.8)	3,269.2	4,599.3	(7,868.5)	—
Deferred tax assets	—	6.7	—	6.7	99.8	—	106.5
Total assets	$8,063.2	$6,441.2	$(4,637.9)	$9,866.5	$22,073.5	$(22,988.6)	$8,951.4
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$74.7	$160.1	$—	$234.8	$187.1	$—	$421.9
Intercompany payables	201.4	598.1	(190.1)	609.4	5,646.2	(6,255.6)	—
Current income tax payable	—	5.5	—	5.5	13.7	—	19.2
Current portion of long-term debt	—	—	—	—	60.0	—	60.0
Current portion of provisions	—	23.4	—	23.4	19.7	—	43.1
Current portion of unrealized fair value of derivative liabilities	23.0	26.8	—	49.8	10.4	—	60.2
	299.1	813.9	(190.1)	922.9	5,937.1	(6,255.6)	604.4
Non-current liabilities
Long-term debt	1,978.8	—	—	1,978.8	19.3	—	1,998.1
Provisions	11.2	506.6	—	517.8	263.1	—	780.9
Other long-term liabilities	9.2	125.2	—	134.4	72.8	—	207.2
Long-term intercompany payables	921.9	2,109.3	(1,744.8)	1,286.4	6,519.4	(7,805.8)	—
Deferred tax liabilities	—	183.2	—	183.2	285.8	—	469.0
Total liabilities	3,220.2	3,738.2	(1,934.9)	5,023.5	13,097.5	(14,061.4)	4,059.6
Equity
Common shareholders’ equity
Common share capital	$14,587.7	$3,221.0	$(3,221.0)	$14,587.7	$16,431.8	$(16,431.8)	$14,587.7
Contributed surplus	239.0	82.8	(82.8)	239.0	2,401.1	(2,401.1)	239.0
Accumulated deficit	(9,937.6)	(582.0)	582.0	(9,937.6)	(9,878.4)	9,878.4	(9,937.6)
Accumulated other comprehensive loss	(46.1)	(18.8)	18.8	(46.1)	(27.3)	27.3	(46.1)
Total common shareholders’ equity	4,843.0	2,703.0	(2,703.0)	4,843.0	8,927.2	(8,927.2)	4,843.0
Non-controlling interest	—	—	—	—	48.8	—	48.8
Total equity	4,843.0	2,703.0	(2,703.0)	4,843.0	8,976.0	(8,927.2)	4,891.8

Total liabilities and equity	$8,063.2	$6,441.2	$(4,637.9)	$9,866.5	$22,073.5	$(22,988.6)	$8,951.4

fs 59

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Consolidating statement of operations for the year ended December 31, 2015

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,603.8	$1,470.4	$(1,457.8)	$1,616.4	$1,435.8	$—	$3,052.2

Cost of sales
Production cost of sales	1,572.5	987.4	(1,458.1)	1,101.8	733.0	—	1,834.8
Depreciation, depletion and amortization	6.8	350.5	0.3	357.6	540.1	—	897.7
Impairment charges	—	348.6	—	348.6	350.4	—	699.0
Total cost of sales	1,579.3	1,686.5	(1,457.8)	1,808.0	1,623.5	—	3,431.5
Gross profit (loss)	24.5	(216.1)	—	(191.6)	(187.7)	—	(379.3)
Other operating expense	4.6	44.8	—	49.4	26.8	—	76.2
Exploration and business development	20.8	19.9	—	40.7	67.3	—	108.0
General and administrative	127.8	2.9	—	130.7	48.7	—	179.4
Operating loss	(128.7)	(283.7)	—	(412.4)	(330.5)	—	(742.9)
Other income (expense) - net	246.3	4.4	—	250.7	958.6	(1,229.6)	(20.3)
Equity in earnings (losses) of associate, joint venture and intercompany investments	(1,076.3)	(318.4)	705.5	(689.2)	(3.0)	695.4	3.2
Finance income	41.0	8.5	(31.9)	17.6	85.1	(94.4)	8.3
Finance expense	(65.0)	(53.2)	31.9	(86.3)	(104.1)	94.4	(96.0)
Earnings (loss) before tax	(982.7)	(642.4)	705.5	(919.6)	606.1	(534.2)	(847.7)
Income tax recovery (expense) - net	(1.8)	(63.1)	—	(64.9)	(76.8)	—	(141.7)
Earnings (loss) from continuing operations after tax	(984.5)	(705.5)	705.5	(984.5)	529.3	(534.2)	(989.4)
Earnings (loss) from discontinued operations after tax	—	—	—	—	—	—	—
Net (loss) earnings	$(984.5)	$(705.5)	$705.5	$(984.5)	$529.3	$(534.2)	$(989.4)
Net (loss) earnings from continuing operations attributable to:
Non-controlling interest	$—	$—	$—	$—	$(4.9)	$—	$(4.9)
Common shareholders	$(984.5)	$(705.5)	$705.5	$(984.5)	$534.2	$(534.2)	$(984.5)
Net (loss) earnings attributable to:
Non-controlling interest	$—	$—	$—	$—	$(4.9)	$—	$(4.9)
Common shareholders	$(984.5)	$(705.5)	$705.5	$(984.5)	$534.2	$(534.2)	$(984.5)

fs 60

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Consolidating statement of operations for the year ended December 31, 2014

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,341.9	$1,672.5	$(1,174.5)	$1,839.9	$1,626.4	$—	$3,466.3

Cost of sales
Production cost of sales	1,323.2	1,089.9	(1,174.5)	1,238.6	732.6	—	1,971.2
Depreciation, depletion and amortization	7.3	350.2	—	375.5	517.2	—	874.7
Impairment charges	26.8	242.8	—	269.6	981.8	—	1,251.4
Total cost of sales	1,357.3	1,682.9	(1,174.5)	1,865.7	2,231.6	—	4,097.3
Gross profit (loss)	(15.4)	(10.4)	—	(25.8)	(605.2)	—	(631.0)
Other operating expense	1.8	24.6	—	26.4	85.4	—	111.8
Exploration and business development	22.3	16.5	—	38.8	66.8	—	105.6
General and administrative	108.4	5.3	—	113.7	65.1	—	178.8
Operating loss	(147.9)	(56.8)	—	(204.7)	(822.5)	—	(1,027.2)
Other income (expense) - net	(0.9)	(27.0)	—	(27.9)	325.0	(512.6)	(215.5)
Equity in earnings (losses) of associate, joint venture and intercompany investments	(1,251.0)	(938.1)	1,102.1	(1,087.0)	(5.4)	1,086.6	(5.8)
Finance income	29.0	2.2	(2.2)	29.0	59.3	(77.1)	11.2
Finance expense	(40.5)	(25.5)	2.2	(63.8)	(93.4)	77.1	(80.1)
Earnings (loss) before tax	(1,411.3)	(1,045.2)	1,102.1	(1,354.4)	(537.0)	574.0	(1,317.4)
Income tax recovery (expense) - net	11.3	(56.9)	—	(45.6)	(64.1)	—	(109.7)
Earnings (loss) from continuing operations after tax	(1,400.0)	(1,102.1)	1,102.1	(1,400.0)	(601.1)	574.0	(1,427.1)
Earnings (loss) from discontinued operations after tax	233.5	(3.3)	3.3	233.5	(0.2)	0.2	233.5
Net (loss) earnings	$(1,166.5)	$(1,105.4)	$1,105.4	$(1,166.5)	$(601.3)	$574.2	$(1,193.6)
Net (loss) earnings from continuing operations attributable to:
Non-controlling interest	$—	$—	$—	$—	$(27.1)	$—	$(27.1)
Common shareholders	$(1,400.0)	$(1,102.1)	$1,102.1	$(1,400.0)	$(574.0)	$574.0	$(1,400.0)
Net (loss) earnings attributable to:
Non-controlling interest	$—	$—	$—	$—	$(27.1)	$—	$(27.1)
Common shareholders	$(1,166.5)	$(1,105.4)	$1,105.4	$(1,166.5)	$(574.2)	$574.2	$(1,166.5)

fs 61

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the year ended December 31, 2015

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated

Net earnings (loss)	$(984.5)	$(705.5)	$705.5	$(984.5)	$529.3	$(534.2)	$(989.4)
Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	(28.3)	0.2	—	(28.1)	—	—	(28.1)
Reclassification to earnings for impairment charges	7.6	—	—	7.6	—	—	7.6
Accumulated other comprehensive loss related to investments sold (b)	—	—	—	—	—	—	—
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(8.2)	(29.6)	—	(37.8)	(0.3)	—	(38.1)
Accumulated other comprehensive income related to derivatives settled (d)	24.8	43.8	—	68.6	4.8	—	73.4
	(4.1)	14.4	—	10.3	4.5	—	14.8
Equity in other comprehensive income (loss) of intercompany investments	18.9	—	(14.4)	4.5	—	(4.5)	—
Total comprehensive income (loss)	$(969.7)	$(691.1)	$691.1	$(969.7)	$533.8	$(538.7)	$(974.6)

Comprehensive income (loss) from continuing operations	$(969.7)	$(691.1)	$691.1	$(969.7)	$533.8	$(538.7)	$(974.6)
Comprehensive income (loss) from discontinued operations	—	—	—	—	—	—	—
Total comprehensive income (loss)	$(969.7)	$(691.1)	$691.1	$(969.7)	$533.8	$(538.7)	$(974.6)

Attributable to non-controlling interest	$—	$—	$—	$—	$(4.9)	$—	$(4.9)
Attributable to common shareholders	$(969.7)	$(691.1)	$691.1	$(969.7)	$538.7	$(538.7)	$(969.7)

(a) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(b) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(c) Net of tax of	$—	$(13.3)	$—	$(13.3)	$0.2	$—	$(13.1)
(d) Net of tax of	$—	$19.7	$—	$19.7	$1.6	$—	$21.3

fs 62
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the year ended December 31, 2014

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated

Net earnings (loss)	$(1,166.5)	$(1,105.4)	$1,105.4	$(1,166.5)	$(601.3)	$574.2	$(1,193.6)
Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	9.7	(0.2)	—	9.5	(2.5)	—	7.0
Reclassification to earnings for impairment charges	1.3	0.2	—	1.5	—	—	1.5
Accumulated other comprehensive loss related to investments sold (b)	(6.1)	—	—	(6.1)	—	—	(6.1)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(22.8)	(8.5)	—	(31.3)	(9.0)	—	(40.3)
Accumulated other comprehensive income related to derivatives settled (d)	8.3	17.3	—	25.6	2.7	—	28.3
	(9.6)	8.8	—	(0.8)	(8.8)	—	(9.6)
Equity in other comprehensive income (loss) of intercompany investments	—	—	(8.8)	(8.8)	—	8.8	—
Total comprehensive income (loss)	$(1,176.1)	$(1,096.6)	$1,096.6	$(1,176.1)	$(610.1)	$583.0	$(1,203.2)
Comprehensive income (loss) from continuing operations	$(1,409.6)	$(1,093.3)	$1,093.3	$(1,409.6)	$(609.9)	$582.8	$(1,436.7)
Comprehensive income (loss) from discontinued operations	233.5	(3.3)	3.3	233.5	(0.2)	0.2	233.5
Total comprehensive income (loss)	$(1,176.1)	$(1,096.6)	$1,096.6	$(1,176.1)	$(610.1)	$583.0	$(1,203.2)

Attributable to non-controlling interest	$—	$—	$—	$—	$(27.1)	$—	$(27.1)
Attributable to common shareholders	$(1,176.1)	$(1,096.6)	$1,096.6	$(1,176.1)	$(583.0)	$583.0	$(1,176.1)

(a) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(b) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(c)Net of tax of	$—	$(1.9)	$—	$(1.9)	$(3.0)	$—	$(4.9)
(d)Net of tax of	$—	$8.2	$—	$8.2	$0.9	$—	$9.1

fs 63

Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the year ended December 31, 2015

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss) from continuing operations	$(984.5)	$(705.5)	$705.5	$(984.5)	$529.3	$(534.2)	$(989.4)
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	6.8	350.5	0.3	357.6	540.1	—	897.7
Impairment charges	—	348.6	—	348.6	350.4	—	699.0
Impairment of investments	6.6	0.1	—	6.7	0.9	—	7.6
Equity in losses (earnings) of associate, joint venture and intercompany investments	1,076.3	318.4	(705.5)	689.2	3.0	(695.4)	(3.2)
Non-hedge derivative (gains) losses - net	(17.7)	(0.2)	—	(17.9)	16.4	—	(1.5)
Share-based compensation expense	17.1	—	—	17.1	—	—	17.1
Finance Expense	65.0	53.2	(31.9)	86.3	104.1	(94.4)	96.0
Deferred tax expense (recovery)	—	80.0	—	80.0	(27.0)	—	53.0
Foreign exchange losses (gains) and other	(229.0)	12.0	—	(217.0)	235.2	—	18.2
Reclamation expense (recovery)	—	—	—	—	(7.9)	—	(7.9)
Changes in operating assets and liabilities:
Accounts receivable and other assets	2.0	53.4	—	55.4	35.6	—	91.0
Inventories	2.1	27.5	(0.3)	29.3	34.2	—	63.5
Accounts payable and accrued liabilities	(16.1)	(52.1)	—	(68.2)	96.1	—	27.9
Cash flow provided from (used in) operating activities	(71.4)	485.9	(31.9)	382.6	1,910.4	(1,324.0)	969.0
Income taxes recovered (paid)	—	15.2	—	15.2	(152.6)	—	(137.4)
Net cash flow of continuing operations provided from (used in) operating activities	(71.4)	501.1	(31.9)	397.8	1,757.8	(1,324.0)	831.6
Net cash flow of discontinued operations used in operating activities	—	—	—	—	—	—	—
Investing:
Additions to property, plant and equipment	(16.8)	(341.4)	—	(358.2)	(251.8)	—	(610.0)
Net proceeds from (additions to) long-term investments and other assets	(0.3)	(28.8)	—	(29.1)	(30.6)	—	(59.7)
Net proceeds from the sale of property, plant and equipment	—	0.8	—	0.8	1.5	—	2.3
Decrease in restricted cash	—	0.5	—	0.5	30.3	—	30.8
Interest received and other	0.3	2.5	—	2.8	1.2	—	4.0
Net cash flow of continuing operations used in investing activities	(16.8)	(366.4)	—	(383.2)	(249.4)	—	(632.6)
Net cash flow of discontinued operations provided from investing activities	1.0	—	—	1.0	—	—	1.0
Financing:
Issuance of common shares on exercise of options	—	—	—	—	—	—	—
Proceeds from issuance of debt	—	22.5	—	22.5	—	—	22.5
Repayment of debt	—	(22.5)	—	(22.5)	(80.0)	—	(102.5)
Interest paid	(47.6)	—	—	(47.6)	(1.2)	—	(48.8)
Dividends received from (paid to) common shareholders and subsidiaries	—	(16.3)	—	(16.3)	(1,213.3)	1,229.6	—
Settlement of derivative instruments	—	—	—	—	—	—	—
Intercompany advances	(63.6)	(78.4)	31.9	(110.1)	15.7	94.4	—
Other	(2.9)	—	—	(2.9)		—	(2.9)
Net cash flow of continuing operations provided from (used in) financing activities	(114.1)	(94.7)	31.9	(176.9)	(1,278.8)	1,324.0	(131.7)
Net cash flow of discontinued operations used in financing activities	—	—	—	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents of continuing operations	—	—	—	—	(7.9)	—	(7.9)
Increase (decrease) in cash and cash equivalents	(201.3)	40.0		(161.3)	221.7	—	60.4
Cash and cash equivalents, beginning of period	315.1	131.0	—	446.1	537.4	—	983.5
Cash and cash equivalents, end of period	$113.8	$171.0	$—	$284.8	$759.1	$—	$1,043.9

fs 64
Kinross Gold 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the year ended December 31, 2014

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss) from continuing operations	$(1,400.0)	$(1,102.1)	$1,102.1	$(1,400.0)	$(601.1)	$574.0	$(1,427.1)
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	7.3	350.2	—	357.5	517.2	—	874.7
Impairment charges	26.8	242.8	—	269.6	981.8	—	1,251.4
Impairment of investments	1.3	0.2	—	1.5	156.6	—	158.1
Equity in losses (earnings) of associate, joint venture and intercompany investments	1,251.0	938.1	(1,102.1)	1,087.0	5.4	(1,086.6)	5.8
Non-hedge derivative (gains) losses - net	14.7	1.2	—	15.9	(10.8)	—	5.1
Share-based compensation expense	26.2	—	—	26.2	—	—	26.2
Finance expense	40.5	25.5	(2.2)	63.8	93.4	(77.1)	80.1
Deferred tax expense (recovery)	—	61.9	—	61.9	(75.7)	—	(13.8)
Foreign exchange losses (gains) and other	(0.3)	(3.7)	—	(4.0)	49.8	—	45.8
Reclamation expense (recovery)	—	—	—	—	17.5	—	17.5
Changes in operating assets and liabilities:
Accounts receivable and other assets	(1.9)	15.6	—	13.7	13.2	—	26.9
Inventories	(3.7)	(21.2)	—	(24.9)	(34.5)	—	(59.4)
Accounts payable and accrued liabilities	(34.1)	(9.9)	—	(44.0)	96.1	—	52.1
Cash flow provided from (used in) operating activities	(72.2)	498.6	(2.2)	424.2	1,208.9	(589.7)	1,043.4
Income taxes recovered (paid)	—	(11.4)	—	(11.4)	(173.9)	—	(185.3)
Net cash flow of continuing operations provided from (used in) operating activities	(72.2)	487.2	(2.2)	412.8	1,035.0	(589.7)	858.1
Net cash flow of discontinued operations used in operating activities	(1.2)	(3.8)	—	(5.0)	(3.8)	—	(8.8)
Investing:
Additions to property, plant and equipment	(29.9)	(279.7)	—	(309.6)	(322.2)	—	(631.8)
Net proceeds from (additions to) long-term investments and other assets	8.0	(33.4)	—	(25.4)	(30.1)	—	(55.5)
Net proceeds from the sale of property, plant and equipment	—	1.8	—	1.8	28.7	—	30.5
Decrease in restricted cash	15.5	0.6	—	16.1	1.6	—	17.7
Interest received and other	0.5	2.1	—	2.6	1.9	—	4.5
Net cash flow of continuing operations used in investing activities	(5.9)	(308.6)	—	(314.5)	(320.1)	—	(634.6)
Net cash flow of discontinued operations provided from (used in) investing activities	150.0	(0.8)	—	149.2	(1.0)	—	148.2
Financing:
Issuance of common shares on exercise of options	0.1	—	—	0.1	—	—	0.1
Proceeds from issuance of debt	492.9	420.1	—	913.0	—	—	913.0
Repayment of debt	(500.0)	(420.1)	—	(920.1)	(60.0)	—	(980.1)
Interest paid	(17.4)	(0.1)	—	(17.5)	(3.1)	—	(20.6)
Dividends received from (paid to) common shareholders and subsidiaries	96.7	(44.6)	—	52.1	(564.7)	512.6	—
Settlement of derivative instruments	(2.0)	—	—	(2.0)	—	—	(2.0)
Intercompany advances	(40.7)	(113.2)	2.2	(151.7)	74.6	77.1	—
Other	(3.5)	(4.0)	—	(7.5)	2.9	—	(4.6)
Net cash flow of continuing operations provided from (used in) financing activities	26.1	(161.9)	2.2	(133.6)	(550.3)	589.7	(94.2)
Net cash flow of discontinued operations used in financing activities	—	—	—	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents of continuing operations	—	—	—	—	(19.7)	—	(19.7)
Increase (decrease) in cash and cash equivalents	96.8	12.1	—	108.9	140.1	—	249.0
Cash and cash equivalents, beginning of period	218.3	118.9	—	337.2	397.3	—	734.5
Cash and cash equivalents, end of period	$315.1	$131.0	$—	$446.1	$537.4	$—	$983.5

fs 65

Kinross Gold 2015

MINERAL RESERVE AND

MINERAL RESOURCE STATEMENT

PROVEN AND PROBABLE MINERAL RESERVES

Gold

Proven and Probable Mineral Reserves (1, 3, 4, 5, 6, 8, 9, 11)

Kinross Gold Corporation’s Share at December 31, 2015

Property Location

Kinross

Interest

(%)

Proven Probable Proven and Probable

Tonnes

(kt)

Grade

(g/t)

Ounces

(koz)

Tonnes

(kt)

Grade

(g/t)

Ounces

(koz)

Tonnes

(kt)

Grade

(g/t)

Ounces

(koz)

NORTH AMERICA

Bald Mountain 8 USA 100.0% 14,647 0.8 372 39,980 0.6 745 54,627 0.6 1,117

Fort Knox Area USA 100.0% 47,740 0.4 628 99,578 0.4 1,394 147,318 0.4 2,022

Kettle River USA 100.0% – – – 166 8.7 47 166 8.7 47

Round Mountain Area 8 USA 100.0% 39,062 0.7 907 27,083 0.6 563 66,145 0.7 1,470

Subtotal 101,449 0.6 1,907 166,807 0.5 2,749 268,256 0.5 4,656

SOUTH AMERICA

Cerro Casale 9 Chile 25.0% 57,425 0.6 1,195 241,975 0.6 4,616 299,400 0.6 5,811

Maricunga Chile 100.0% 15,209 0.9 428 25,432 0.8 614 40,641 0.8 1,042

Paracatu Brazil 100.0% 427,432 0.4 5,653 260,558 0.5 3,992 687,990 0.4 9,645

Subtotal 500,066 0.5 7,276 527,965 0.5 9,222 1,028,031 0.5 16,498

AFRICA

Chirano Ghana 90.0% 7,275 1.2 287 7,394 3.6 848 14,669 2.4 1,135

Tasiast 11 Mauritania 100.0% 30,467 1.4 1,406 101,711 2.1 6,813 132,178 1.9 8,219

Subtotal 37,742 1.4 1,693 109,105 2.2 7,661 146,847 2.0 9,354

RUSSIA

Dvoinoye Russia 100.0% 634 10.2 209 1,631 11.6 606 2,265 11.2 815

Kupol Russia 100.0% 1,253 8.8 355 5,904 8.1 1,544 7,157 8.3 1,899

Subtotal 1,887 9.3 564 7,535 8.9 2,150 9,422 9.0 2,714

Total Gold 641,144 0.6 11,440 811,412 0.8 21,782 1,452,556 0.7 33,222 66 Kinross Gold 2015

Silver

Proven and Probable Mineral Reserves (1, 3, 4, 5, 6, 8, 9)

Kinross Gold Corporation’s Share at December 31, 2015

Property Location

Kinross

Interest

(%)

Proven Probable Proven and Probable

Tonnes

(kt)

Grade

(g/t)

Ounces

(koz)

Tonnes

(kt)

Grade

(g/t)

Ounces

(koz)

Tonnes

(kt)

Grade

(g/t)

Ounces

(koz)

NORTH AMERICA

Round Mountain Area 8 USA 100.0% 462 13.1 195 1,908 11.0 675 2,370 11.4 870

Subtotal 462 13.1 195 1,908 11.0 675 2,370 11.4 870

SOUTH AMERICA

Cerro Casale 9 Chile 25.0% 57,425 1.9 3,522 241,975 1.4 11,150 299,400 1.5 14,672

Subtotal 57,425 1.9 3,522 241,975 1.4 11,150 299,400 1.5 14,672

RUSSIA

Dvoinoye Russia 100.0% 634 16.6 338 1,631 18.7 979 2,265 18.1 1,317

Kupol Russia 100.0% 1,253 124.4 5,011 5,904 100.7 19,112 7,157 104.8 24,123

Subtotal 1,887 88.2 5,349 7,535 82.9 20,091 9,422 84.0 25,440

Total Silver 59,774 4.7 9,066 251,418 3.9 31,916 311,192 4.1 40,982

Copper

Proven and Probable Mineral Reserves (1, 3, 4, 5, 6, 9)

Kinross Gold Corporation’s Share at December 31, 2015

Property Location

Kinross

Interest

(%)

Proven Probable Proven and Probable

Tonnes

(kt)

Grade

(%)

Pounds

(Mlb)

Tonnes

(kt)

Grade

(%)

Pounds

(Mlb)

Tonnes

(kt)

Grade

(%)

Pounds

(Mlb)

SOUTH AMERICA

Cerro Casale 9 Chile 25.0% 57,425 0.19 240 241,975 0.23 1,204 299,400 0.22 1,444

Subtotal 57,425 0.19 240 241,975 0.23 1,204 299,400 0.22 1,444

Total Copper 57,425 0.19 240 241,975 0.23 1,204 299,400 0.22 1,444 67 Kinross Gold 2015

MEASURED AND INDICATED MINERAL RESOURCES

Gold

Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (2, 3, 4, 5, 6, 7, 8, 9, 10, 11)

Kinross Gold Corporation’s Share at December 31, 2015

Property Location

Kinross

Interest

(%)

Measured Indicated Measured and Indicated

Tonnes

(kt)

Grade

(g/t)

Ounces

(koz)

Tonnes

(kt)

Grade

(g/t)

Ounces

(koz)

Tonnes

(kt)

Grade

(g/t)

Ounces

(koz)

NORTH AMERICA

Bald Mountain 8 USA 100.0% 36,337 0.8 951 152,634 0.6 2,982 188,971 0.6 3,933

Fort Knox Area USA 100.0% 7,077 0.5 103 88,745 0.5 1,320 95,822 0.5 1,423

Kettle River USA 100.0% – – – 72 5.1 12 72 5.1 12

Round Mountain Area 8 USA 100.0% 14,624 0.5 258 27,534 0.5 425 42,158 0.5 683

White Gold Yukon 100.0% – – – 9,788 2.7 840 9,788 2.7 840

Subtotal 58,038 0.7 1,312 278,773 0.6 5,579 336,811 0.6 6,891

SOUTH AMERICA

Cerro Casale 9 Chile 25.0% 5,739 0.3 56 68,423 0.4 787 74,162 0.4 843

La Coipa 10 Chile 100.0% 5,364 1.8 307 25,452 1.8 1,440 30,816 1.8 1,747

Lobo Marte Chile 100.0% 96,646 1.1 3,525 88,720 1.2 3,489 185,366 1.2 7,014

Maricunga Chile 100.0% 17,860 0.8 445 180,224 0.7 3,830 198,084 0.7 4,275

Paracatu Brazil 100.0% 137,307 0.3 1,264 178,201 0.3 2,003 315,508 0.3 3,267

Subtotal 262,916 0.7 5,597 541,020 0.7 11,549 803,936 0.7 17,146

AFRICA

Chirano Ghana 90.0% 3,378 1.5 161 7,585 2.4 578 10,963 2.1 739

Tasiast 11 Mauritania 100.0% 8,611 0.8 230 66,236 1.4 2,980 74,847 1.3 3,210

Subtotal 11,989 1.0 391 73,821 1.5 3,558 85,810 1.4 3,949

RUSSIA

Dvoinoye Russia 100.0% 4 8.0 1 132 18.2 77 136 17.9 78

Kupol Russia 100.0% 146 6.5 31 1,018 7.3 240 1,164 7.2 271

Subtotal 150 6.6 32 1,150 8.6 317 1,300 8.4 349

Total Gold 333,093 0.7 7,332 894,764 0.7 21,003 1,227,857 0.7 28,335

Silver

Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (2, 3, 4, 5, 6, 7, 8, 9,10)

Kinross Gold Corporation’s Share at December 31, 2015

Property Location

Kinross

Interest

(%)

Measured Indicated Measured and Indicated

Tonnes

(kt)

Grade

(g/t)

Ounces

(koz)

Tonnes

(kt)

Grade

(g/t)

Ounces

(koz)

Tonnes

(kt)

Grade

(g/t)

Ounces

(koz)

NORTH AMERICA

Round Mountain Area 8 USA 100.0% 1,214 9.3 362 10,025 7.2 2,325 11,239 7.4 2,687

Subtotal 1,214 9.3 362 10,025 7.2 2,325 11,239 7.4 2,687

SOUTH AMERICA

Cerro Casale 9 Chile 25.0% 5,739 1.2 220 68,423 1.1 2,328 74,162 1.1 2,548

La Coipa 10 Chile 100.0% 5,364 40.0 6,893 25,452 70.1 57,341 30,816 64.8 64,234

Subtotal 11,103 19.9 7,113 93,875 19.8 59,669 104,978 19.8 66,782

RUSSIA

Dvoinoye Russia 100.0% 4 6.6 1 132 15.9 68 136 15.7 69

Kupol Russia 100.0% 146 82.4 387 1,018 98.8 3,234 1,164 96.8 3,621

Subtotal 150 80.3 388 1,150 89.3 3,302 1,300 88.3 3,690

Total Silver 12,467 19.6 7,863 105,050 19.3 65,296 117,517 19.4 73,159 68 Kinross Gold 2015

Copper

Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (2, 3, 4, 5, 6, 7, 9)

Kinross Gold Corporation’s Share at December 31, 2015

Property Location

Kinross

Interest

(%)

Measured Indicated Measured and Indicated

Tonnes

(kt)

Grade

(%)

Pounds

(Mlb)

Tonnes

(kt)

Grade

(%)

Pounds

(Mlb)

Tonnes

(kt)

Grade

(%)

Pounds

(Mlb)

SOUTH AMERICA

Cerro Casale 9 Chile 25.0% 5,739 0.13 17 68,423 0.16 248 74,162 0.16 265

Subtotal 5,739 0.13 17 68,423 0.16 248 74,162 0.16 265

Total Copper 5,739 0.13 17 68,423 0.16 248 74,162 0.16 265

INFERRED MINERAL RESOURCES

Gold

Inferred Mineral Resources (2, 3, 4, 5, 6, 7, 8, 9, 10, 11)

Kinross Gold Corporation’s Share at December 31, 2015

Property Location

Kinross

Interest

(%)

Tonnes

(kt)

Inferred

Grade

(g/t)

Ounces

(koz)

NORTH AMERICA

Bald Mountain 8 USA 100.0% 24,396 0.5 378

Fort Knox Area USA 100.0% 14,824 0.5 221

Kettle River USA 100.0% 36 6.7 8

Round Mountain Area 8 USA 100.0% 16,205 0.4 233

White Gold Yukon 100.0% 2,166 1.8 125

Subtotal 57,627 0.5 965

SOUTH AMERICA

Cerro Casale 9 Chile 25.0% 123,860 0.4 1,498

La Coipa 10 Chile 100.0% 2,121 1.5 101

Lobo Marte Chile 100.0% 2,003 1.1 69

Maricunga Area Chile 100.0% 53,942 0.6 1,053

Paracatu Brazil 100.0% 10,515 0.4 143

Subtotal 192,441 0.5 2,864

AFRICA

Chirano Ghana 90.0% 1,602 2.9 149

Tasiast 11 Mauritania 100.0% 5,596 1.9 346

Subtotal 7,198 2.1 495

RUSSIA

Dvoinoye Russia 100.0% 78 9.8 25

Kupol Russia 100.0% 404 8.3 108

Subtotal 482 8.6 133

Total Gold 257,748 0.5 4,457 69 Kinross Gold 2015

Silver

Inferred Mineral Resources (2, 3, 4, 5, 6, 7, 8, 9, 10)

Kinross Gold Corporation’s Share at December 31, 2015

Property Location

Kinross

Interest

(%)

Tonnes

(kt)

Inferred

Grade

(g/t)

Ounces

(koz)

NORTH AMERICA

Round Mountain Area 8 USA 100.0% 2,377 5.9 454

Subtotal 2,377 5.9 454

SOUTH AMERICA

Cerro Casale 9 Chile 25.0% 123,860 1.0 4,126

La Coipa 10 Chile 100.0% 2,121 45.2 3,081

Subtotal 125,981 1.8 7,207

RUSSIA

Dvoinoye Russia 100.0% 78 13.7 34

Kupol Russia 100.0% 404 125.2 1,626

Subtotal 482 107.2 1,660

Total Silver 128,840 2.3 9,321

Copper

Inferred Mineral Resources (2, 3, 4, 5, 6, 7, 9)

Kinross Gold Corporation’s Share at December 31, 2015

Property Location

Kinross

Interest

(%)

Tonnes

(kt)

Inferred

Grade

(%)

Pounds

(Mlb)

SOUTH AMERICA

Cerro Casale 9 Chile 25.0% 123,860 0.19 523

Subtotal 123,860 0.19 523

Total Copper 123,860 0.19 523 70 Kinross Gold 2015

Mineral Reserve and Mineral Resource Statement Notes (1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce, a silver price of $US 17.00 per ounce and a copper price of $US $3.00 per pound. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units and are estimated based on the following foreign exchange rates: Russian Rouble to $US 50 Chilean Peso to $US 600 Brazilian Real to $US 3.00 Ghanaian Cedi to $US 3.50 Mauritanian Ouguiya to $US 300 (2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce, a silver price of $US 20.00 per ounce, a copper price of $US $3.00 per pound. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves. (3) The Company’s mineral reserve and mineral resource estimates as at December 31, 2015 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained. (4) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. The CIM Definition Standards differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7. (5) Except as provided in Note (9), the Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101. (6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed. (7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration. (8) Bald Mountain and the remaining 50% interest of Round Mountain were acquired by Kinross effective January 11, 2016. (9) Estimates for the Cerro Casale project are based on a project update completed by Barrick Gold Corporation in the first half of 2011 and have been updated to reflect current guidance. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates: Mineral reserves – Gold price of $US 1,000 per ounce, Silver price of $US 16.00 per ounce, Copper price of $US 2.00 per pound, Chilean Peso to $US 525 Mineral resources – Gold price of $US 1,400 per ounce, Silver price of $US 19.00 per ounce, Copper price of $US 3.50 per pound, Chilean Peso to $US 585 The mineral reserve and mineral resource estimates for Cerro Casale were prepared under the supervision of Mr. Rick Sims, who is a qualified person as defined by NI 43-101. (10) Includes mineral resources from the Puren deposit in which the Company holds a 65% interest. Mineral resources for the Phase 7 project are reported at 100% ownership, however Kinross has a 75% interest in the Phase 7 project. (11) Tasiast proven and probable mineral reserve, and measured, indicated and inferred mineral resource estimates in this table, as at December 31, 2015, are based on the results of the pre-feasibility study assessing the 30,000 tonnes per day CIL mill expansion. For further information, please see the Company’s news release dated March 30, 2016 and the National Instrument 43-101 Technical Report for Tasiast dated March 30, 2016, both available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com). 71 Kinross Gold 2015

MINERAL RESERVE AND MINERAL RESOURCE DEFINITIONS A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. 72 Kinross Gold 2015

SUMMARIZED FIVE-YEAR REVIEW (5, 6)

(in millions, except per share amounts) 2015 2014 2013 2012 2011

Operating results from continuing operations

Revenue $ 3,052.2 $ 3,466.3 $ 3,779.5 $ 4,307.3 $ 3,842.5

Net loss from continuing operations

attributable to common shareholders

(984.5) (1,400.0) (3,012.6) (2,546.2) (2,093.5)

Net cash flow from continuing operations provided

from operating activities

831.6 858.1 796.6 1,317.3 1,366.6

Capital expenditures 610.0 631.8 1,262.4 1,858.3 1,538.5

Financial position

Cash, cash equivalents and short-term investments $ 1,043.9 $ 983.5 $ 734.5 $ 1,982.5 $ 1,767.3

Working capital 1,590.3 1,982.7 1,692.9 2,281.8 2,322.1

Total assets 7,735.4 8,951.4 10,286.7 14,882.6 16,508.8

Long-term debt (including current portion) 1,981.4 2,058.1 2,119.6 2,632.6 1,633.1

Common shareholders’ equity 3,889.3 4,843.0 6,014.0 9,850.2 12,390.4

Per share data

Net loss from continuing operations

attributable to common shareholders – basic

$ (0.86) $ (1.22) $ (2.64) $ (2.24) $ (1.84)

2015 KINROSS SHARE TRADING DATA

High Low

TSX (Cdn dollars)

First quarter $ 4.48 $ 2.80

Second quarter $ 3.19 $ 2.74

Third quarter $ 2.98 $ 1.79

Fourth quarter $ 3.16 $ 2.23

NYSE (U.S. dollars)

First quarter $ 3.71 $ 2.20

Second quarter $ 2.62 $ 2.19

Third quarter $ 2.36 $ 1.35

Fourth quarter $ 2.40 $ 1.68  73 Kinross Gold 2015

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements contained in this Annual Report, include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures, mineral reserve and mineral resource estimates, as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects, success of exploration, development and mining activities, permitting timelines, government regulation, mining operation, environmental risks, currency fluctuations, capital requirements, project studies, mine life extensions, continuous improvement initiatives; and resolution of pending litigation. The words “anticipate”, “assumption”, “believe”, “budget”, “concept”, “consideration”, “contingent”, “estimates”, ‘‘expects’’, “explore”, “feasibility”, “forecast”, “focus”, “forward”, “future”, “guidance”, “indicate”, “intend”, “initiative”, “measures”, “objective”, “outlook”, “opportunity”, “PFS”, “phased” “plan”, “positioned, “possible”, “potential”, “pre-feasibility”, “priority”, “project”, “proposed”, “prospective”, “risk”, “strategy”, “study”, “target”, “trend” or “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should, would, might, or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Annual Report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis (“MD&A”) as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to following workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, water and power supply, and launch of the tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to credit ratings being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (or any other similar restrictions or penalties) now or subsequently imposed, or other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of investment in and development of Fruta Del Norte and its sale, or any of the 74 Kinross Gold 2015

Company’s prior activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including, but not limited to, income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Brazil, Canada, Chile, Ghana, Mauritania, Russia, the United States, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and contests over title to properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including, but not limited to, resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our 2015 year-end MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.  75 Kinross Gold 2015

Key Sensitivities Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars. A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce 7. Specific to the Russian ruble, a 10% change in the exchange rate would be expected to result in an approximate $14 impact on Russian production cost of sales per ounce. Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $24 impact on Brazilian production cost of sales per ounce. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce. A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties. Other Information Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this Annual Report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about the Company’s mineral properties (other than exploration activities) contained in this Annual Report has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about the Company’s exploration activities contained in this Annual Report has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101. 76 Kinross Gold 2015

ENDNOTES 1 Kinross’ guidance and outlook for 2016 represents forward-looking information and users are cautioned that actual results may vary. Please refer to the Cautionary Statement on page 74, as well as the Company’s news release dated February 10, 2016, available on our website at www.kinross.com. 2 “Attributable” is based on Kinross’ 90% share of Chirano production. 3 “Adjusted net earnings (loss) attributable to common shareholders”, “Adjusted net earnings (loss) per share”, “Adjusted operating cash flow”, “Attributable production cost of sales per equivalent ounce sold” and “Attributable all-in sustaining cost per equivalent ounce sold” figures used throughout this report are non-GAAP financial measures. For the definition and reconciliation of these non-GAAP measures, refer to Section 11, Supplemental Information of Management’s Discussion and Analysis in this report. Adjusted operating cash flow per share, also a non-GAAP measure, is defined as “adjusted operating cash flow” divided by the “weighted average number of common shares outstanding (basic)”. The weighted average number of common shares outstanding (basic) during the year ended December 31, 2015 was 1,146.0 million (2014: 1,144.3 million; 2013: 1,142.1 million). 4 Reported net loss includes an after-tax non-cash impairment charge of $689.7 million which includes charges related to property, plant and equipment of $430.2 million and inventory and other asset write-downs of $259.5 million (2014: $932.2 million; 2013: $2,834.1 million). 5 On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte (“FDN”). As a result, FDN was classified as a discontinued operation. On December 17, 2014, the Company disposed of its interest in FDN. On June 28, 2012, the Company disposed of its interest in Crixás. The comparative figures exclude the results of FDN and Crixás. 6 Figures reported for 2011 have not been recast for IFRS 11, which was adopted on January 1, 2013. 7 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.   77 Kinross Gold 2015

CORPORATE INFORMATION Shareholder Information Transfer Agent and Registrar Computershare Investor Services Inc. Toronto, Ontario, Canada Toll-free: 1-800-564-6253 Proxy Solicitation Agent Kingsdale Shareholder Services Toronto, Ontario, Canada Annual Shareholders Meeting Wednesday, May 11, 2016 at 10:00 a.m. EDT at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada Trading Data TSX K – common NYSE KGC – common Legal Counsel Osler, Hoskin & Harcourt LLP Toronto, Ontario, Canada Sullivan & Cromwell LLP New York, New York, United States Auditors KPMG LLP Toronto, Ontario, Canada Contact Information General Kinross Gold Corporation 25 York Street, 17th Floor Toronto, Ontario, Canada M5J 2V5 Website: Kinross.com Telephone: 416-365-5123 Toll-free: 1-866-561-3636 Facsimile: 416-363-6622 Email: info@kinross.com Investor Relations Tom Elliott, Senior Vice-President, Investor Relations and Corporate Development Telephone: 416-365-3390 Email: tom.elliott@kinross.com Media Relations Louie Diaz, Director, Corporate Communications Telephone: 416-369-6469 Email: louie.diaz@kinross.com Shareholder Inquiries Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 www.computershare.com/kinross Toll-free: 1-800-564-6253 Toll-free facsimile: 1-888-453-0330 Publications To obtain copies of Kinross’ publications, please visit our corporate website at Kinross.com, or contact us by email at info@kinross.com or call 1-866-561-3636. Operational Excellence. Financial Discipline. Annual Report 2015 Corporate Responsibility Report Kinross publishes its corporate responsibility performance data annually and a comprehensive Global Reporting Initiative (GRI) report every two years. In 2016, we will be publishing our 2015 Corporate Responsibility Report online. This report will provide a detailed account of our social, environmental, and health and safety performance for 2014 and 2015. Corporate Responsibility Report 2015 @KinrossGold designed and produced by smith + associates www.smithandassoc.com Please recycle.

KINROSS

MIX
Paper from responsible sources
FSC® C103348
www.fsc.org

KINROSS GOLD CORPORATION 25 York Street, 17th Floor Toronto, Ontario, Canada M5J 2V5